5/13

04030169

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JG Summit Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 3572

FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/18/04

82-3572

SEC HRA
APR 16 2004

RECEIVED
2004 MAY 13 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended **December 31, 2003**

2. SEC Identification Number **184044** 3. BIR Tax Identification No. **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Pasig City, Philippines
Province, Country or other jurisdiction of incorporation or organization

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600**
Address of principal office Postal Code

8. **(632) 633-7631**
Registrant's telephone number, including area code

9. **Not Applicable**
Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the RSC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**6,797,191,657**

11. Are any or all of these securities listed on a Stock Exchange.

Yes [/] No [ ]
If yes, state the name of such stock exchange and the classes of securities listed herein:

Philippine Stock Exchange
Common Stock

ARIS
12-31-03

12. Check whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);
Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The aggregate market value of stocks held by non-affiliates is ₱6,406,312,119

TABLE OF CONTENTS

Page No.

PART I - BUSINESS AND GENERAL INFORMATION

Item 1. Description of Business

(A) Business Development

JG Summit Holdings, Inc. (the Company), which is controlled by the Gokongwei Family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotel management, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors, including printing, packaging and insurance.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao

The Company through its subsidiaries also has branded foods business in the People's Republic of China (PRC) and the ASEAN region and an interest in a property development in Singapore.

In September 2001, the Company increased its investment in Cebu Air, Inc. to 100% by acquiring its 51% outstanding capital stock. Accordingly, the financial statements of Cebu Air, Inc. are included in the consolidated financial statements as of December 31, 2003 and 2002.

On September 18, 2001, the Company established Digitel Mobile Philippines Inc. (DMPI), a wholly owned subsidiary, which will provide wire and wireless public and private telecommunication services.

The Company has not been into any bankruptcy, receivership or similar proceedings for the past three years.

The Gokongwei Family beneficially owns approximately 42.01% of the outstanding share capital of the Company. In addition, certain members of the Gokongwei Family are trustees of the Gokongwei Brothers Foundation, which holds interest in approximately 16.6% of the existing outstanding share capital of the Company.

(B) Business of Issuer

The industry segments where the Company and its subsidiaries and affiliates operate are summarized below:



Premiere Printing Company, Inc. (100%)
Terai Industrial Corporation (100%)
Unicon Insurance Brokers Corp.
Hello Snacks Food Corp. (100%)
Digital Telecommunications Philippines, Inc. and subsidiaries (49.90%)
JG Summit Petrochemicals Corp. (82.28%)
Cebu Air, Inc. (100%)
Telecommunications
Petrochemicals
Air Transportation
Supplementary Businesses
JG Summit Holdings, Inc.
Power Generation
Property Development and Hotel Management
Branded Consumer Foods, Agro-Industrial & Commodity Food Products
Finance
Textiles
First Private Power Corporation (20%)
Robinsons Land Corporation and Subsidiaries (91.89%)
Universal Robina Corporation and Subsidiaries (86.12%)
JG Summit (Cayman), Ltd. (100%)
JG Summit Philippines Ltd. and a subsidiary (100%)
JG Summit Limited (100%)
Litton Mills Inc. (100%)
Westpoint Mills Industrial Corporation (100%)
JG Summit Capital Services Corporation and Subsidiaries (100%)
Express Holdings, Inc. and Subsidiaries (100%)

The following table shows the breakdown of the Company's consolidated revenues and net profits by business areas (in millions except % amounts):

	REVENUES						NET PROFITS					
	2001		2002		2003		2001		2002		2003	
	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%
Food, Agro-Industrial and Commodity Food Products	18,883	43	21,152	44	23,415	43	732	31	1,112	45	1,218	57
Telecommunications	6,517	15	5,603	12	6,471	12	82	3	56	2	(630)	(30)
Investment & Other Income	4,592	10	5,319	11	4,920	9	1,649	69	1,532	62	896	42
Petrochemicals	3,963	9	4,349	9	6,713	12	(838)	(35)	(677)	(27)	(98)	(5)
Air Transportation	3,762	8	5,158	11	6,092	11	20	1	25	1	12	1
Property Development and Hotel Management	3,407	8	3,853	8	4,103	8	617	26	552	22	663	31
Textiles	2,065	5	2,175	4	2,036	4	147	6	(84)	(3)	71	3
Other Supplementary Businesses	996	2	688	1	161	0	(20)	(1)	(41)	(2)	3	0
Total	44,185	100	48,297	100	53,910	100	2,389	100	2,476	100	2,135	100

Information as to domestic and foreign revenues, including foreign currency denominated revenues and dollar linked revenues, and their contributions to total revenues follow (in millions except % amounts):

	2001		2002		2003	
	Amount	%	Amount	%	Amount	%
Domestic	27,052	61	29,651	61	28,689	53
Foreign	17,133	39	18,646	39	25,218	47
	44,185	100	48,297	100	53,907	100

a) BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

Business Development

The Company operates its food business through Universal Robina Corporation (URC), which is one of the largest branded food product companies in the Philippines and have a growing presence in other Asian markets. URC was founded in 1954 when Mr. John Gokongwei, Jr. established Universal Corn Products, a cornstarch manufacturing plant in Pasig. URC is currently involved in a wide range of food businesses, including the manufacture and distribution of branded consumer foods, production of hogs and day-old chicks, manufacture of animal and fish feeds, glucose, vegetable oils and veterinary compounds, flour milling and sugar milling and refining. URC is the market leader in snack foods, candies, chocolates, biscuits, day-old chicks, and fish feeds.

Principal Products or Services

URC operates its food business through operating divisions and wholly or majority-owned subsidiaries that are organized into three core business segments: branded consumer foods, agro-industrial products and commodity food products.

Branded consumer foods (BCF), including URC's packaging division, is the largest segment contributing about 77.0% of revenues for the fiscal year ended September 30, 2003. Established in the 1960s, URC's BCF division manufactures and distributes a diverse mix of snacks, chocolates, candies, biscuits, beverages, noodles and pasta and tomato-based-products. The manufacturing, distribution, sales and marketing activities are carried out through URC's BCF division, although URC conduct some of its branded consumer foods operations through its wholly-owned or majority-owned subsidiaries and joint venture companies (e.g. Hunt-URC, Nissin-URC and Joyco-URC). URC established Packaging division to engage in the manufacture of polypropylene films for packaging companies. The bi-axially oriented polypropylene plant (BOPP), located in Batangas, began commercial operations in June 1998. URC also formed Food Service and Industrial Division that supply BCF products in bulk to certain institutions like hotels, restaurants and schools.

In 2000, URC expanded its BCF business presence in Asian regional markets via investment in foreign subsidiaries in China: Tianjin Pacific Foods Co. Ltd., Shanghai Peggy Foods Co. Ltd., Pacific Co. Ltd., Panyu Peggy Foods Co. Ltd. and URC Hongkong Co. Ltd. (formerly Hongkong Peggy Snack Foods Co. Ltd.); in Malaysia: URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.) and Ricellent Sdn. Bhd.; in Thailand: URC (Thailand) Co. Ltd. (formerly Thai Peggy Foods Co. Ltd); in Singapore: URC Foods (Singapore) Pte. Ltd. (formerly Pan Pacific Snacks Pte. Ltd.) and in 2002, in Indonesia: PT URC Indonesia. The Asian operations contributed about 19.3% of the URC's revenues for the fiscal year ended September 30, 2003.

URC has a strong brand portfolio created and supported through continuous product innovation, extensive marketing and experience management. Its brand is considered a household name in the Philippines and a growing numbers of consumers across Asia are purchasing URC's branded consumer food products.

URC's agro-industrial products segment operates three divisions, which engage in hog and poultry farming (Robina Farms or "RF"), the manufacture and distribution of animal feeds and glucose (Universal Corn Products of "UCP"), and the production and distribution of animal health products (Robichem). This segment contributed approximately 13.0% of the net sales in fiscal 2003.

URC's commodity food product segment engages in sugar milling and refining through its subsidiaries Universal Robina Sugar Milling Corporation (URSUMCO), its division, Cagayan Robina Sugar Milling Corporation and Southern Negros Development Corporation, and the flour milling through Continental Milling Company (CMC). In fiscal 2003, the segment contributed approximately 10.0% of aggregate net sales.

The percentage contribution to URC's revenues for the three years ended September 30 2001, 2002 and 2003 by each of URC's principal product categories is as follows:

	For the fiscal years ended September 30		
	2001	2002	2003
Branded Consumer Foods	75.6%	75.1%	77.0%
Agro-Industrial Products	14.9	14.3	13.0
Commodity Food Products	9.5	10.6	10.0
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing

In the Philippines, URC has developed an effective nationwide distribution chain and sales network that it believes provides its competitive advantage. URC sells its branded food products primarily to supermarkets, as well as directly to top wholesales, large convenience stores and subdistributors. URC also developed the Grandslam Program, an innovative distribution scheme for downscale accounts, which enabled URC to solidify its presence in sari-sari stores and groceries, effectively locking out competitors in the consumer foods segment in the Philippines. URC's branded consumer food products are distributed to approximately 33,000 outlets in the country through its direct sales force, large-scale sub-distributors and independent business managers.

The branded consumer food products are generally sold by URC either direct from delivery vans to small retail outlets or by traveling salesman to wholesalers or supermarkets, with delivery subsequently being undertaken by third party road carriers. Direct delivery sales are normally made on cash basis, while 15 to 30-day credit terms are extended to wholesalers and supermarkets.

URC believes that its emphasis on marketing, product innovation and quality, and strong brand equity has played a key role in its success in achieving leading market shares in the different categories where it competes. URC has dedicated substantial resources to advertising and promotion campaigns and market research. URC allocates between 6% to 8% of branded consumer foods sales for its advertising and promotion expenditures. URC also conducts extensive research and development for existing and new products. In 1996, it completed a central research and development facility, manned by industry-renowned experts performing research on new product development, line extensions on existing products and improved production process and quality control

With the exception of its operations in Indonesia and the PRC, URC International supplies its customers through a distribution chain of wholesalers and supermarkets. Geographically, sales in Thailand account for the largest proportion of URC International's sales. URC International's PRC distribution and marketing strategy is focusing on smaller towns and in larger cities. It has focused on product development to cater to local tastes and a new wafer product has been introduced and received a positive consumer response. All sales in the PRC are made on a cash basis only. URC International has sales and marketing personnel in Thailand, Malaysia, Indonesia, Hongkong, Singapore and the PRC, its advertising expenses accounted for approximately 13% of its net sales.

Competition

URC faces competition in all segments of its businesses both in the Philippine market and in international markets where it operates. The Philippine food industry in general is highly competitive. Although the degree of competition and principal competitive factors vary among the different food industry segments in which it participates, in general, URC believes that the principal competitive factors include price, product quality, brand awareness and loyalty, distribution network, foreign competition, proximity of distribution outlets to customers, product variations and new product introductions.

URC's competitors in the Philippines consist primarily of other major domestic corporations and, in certain cases, major international corporations. Competition in the Philippines is expected to increase due to the emergence of additional strong domestic food companies, and the potential entry of major foreign food companies. URC also faces competition in each of the other countries in which it operates from both domestic and international companies. In general, its competitive position in the other Asian markets is not as strong as its competitive position in the Philippines.

Competition in the Philippine food and beverage industry is expected to increase in the future with increased liberalization of trade by the Philippine government and the predicted accompanying growth in imports due to the World Trade Organization, or the WTO, and AFTA. Under the WTO, tariff rates on food and agricultural items are being decreased and import quotas are being eliminated among member countries, including the Philippines. AFTA is a free trade area formed by 10 southeast regional Asian countries, including the Philippines. Under AFTA, tariffs on manufactured goods, including processed agricultural products, are being minimized or eliminated over a 15-year period starting January 1, 1993, and non-tariff barriers will be subsequently phased out.

Raw Materials/Suppliers

A wide variety of raw materials are required in the manufacture of URC's food products most of which are purchased domestically and others URC imports. URC imports all its wheat supplies and substantially all of its palm oil and flavor and large portion of its milk. For its international operations, URC primarily imports potatoes and flavors. URC also obtains a major portion of its raw materials from its agro-industrial and commodity food products divisions, such as glucose, flour and sugar. Flexible packaging materials are purchased both locally and from abroad (Korea and Japan), while Tetra-pak packaging is purchased from Singapore. URC has a policy of maintaining a number of raw and packaging material suppliers to ensure a steady supply of quality materials at competitive prices. However, the prices paid for raw materials also generally reflect external factors such as weather conditions, commodity market fluctuation, currency fluctuations and the effects of government agricultural programs.

URC is continuously realigning its resources to improve its operational efficiencies. This strategy includes manufacturing its products in the countries where the raw materials are available at the least costs.

The livestock feeds used at URC's farms are supplied primarily by UCP. Ample water supply is available in each of the farms. Robina Farms imposes a strict biosecurity system and maintains a high and hygiene standard. RF allocates a significant budget in the procurement of vaccines and the adoption of new technologies for effective disease control of its livestock and poultry population. A substantial portion of its mineral, antibiotics, vaccination and other medication requirement, as well as distilled water and dilutants, is supplied by Robichem.

UCP produces nutritionally balanced and cost-effective animal and fish feeds that utilize corn, soybean meal and fish meal as principal raw materials. Feed grains, such as wheat and barley, are also used as supplement depending on price, quality and availability. Corn is generally sourced from local corn traders as well as from China and the United States. Majority of the soybean meal is manufactured from UCP's own oil extraction mill and could also be purchased from India, the United States, and Brazil. Internally manufactured soybean meal is extracted from soya seeds that are generally purchased from the United States. URC has a policy of maintaining approximately 2 to 4 months inventory.

Sugar cane is generally supplied by private sugar cane planters and Company-leased plantations. The additives required for the sugar milling process, such as lime, are either purchased locally or imported. Wheat, the principal raw materials for flour milling and pasta business, is generally purchased through forward contracts with suppliers in the United States and Canada.

Customers
URC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
URC, in its regular conduct of business, has engaged in transactions with the Company and the latter's affiliates. These transactions primarily consist of sales and purchases to and from these companies. Other related party transactions include a) purchases of polypropylene resin for bi-axially oriented polypropylene film, b) power supply at market rates and c) leases of certain properties.

The Company also provides URC Group certain services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract
URC has invested considerable efforts to protect its portfolio of intellectual property rights, including trademarks registration. It has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. The trademarks used in other ASEAN markets are registered or are being registered in each country in which such trademarks are used. It also has licensing agreements under which it receives the right to use certain trademarks. URC intends to enforce the trademark and licensing rights and it takes security measures to protect its patents, licenses and proprietary formulas.

Regulatory Overview
As manufacturer of consumer food and commodity food (flour) products, URC is required to guarantee that the products are pure and safe for human consumption, and that URC conforms to standards and quality measures prescribed by the Bureau of Food and Drug .

URC's sugar business is highly regulated by the Sugar Regulatory Administration.

All of URC's feeds products have been registered with and approved by the Bureau of Animal Industry, an agency of the Department of Agriculture which prescribes standards, conducting quality control testing of feeds samples, and providing technical assistance to farmers and feed millers.

Some of URC's projects, such as the sugar mill and refinery and poultry and hog farm operations, certain snacks products and BOPP packaging, are registered with the Board of Investments, which allows URC certain fiscal incentives.

URC operates its businesses in a highly regulated environment. These businesses depend upon licenses issued by government authorities or agencies for their operations. The suspension or revocation of such licenses could materially and adversely affect the operation of these businesses.

Research and Development
URC also develops new products and variant of existing product lines, researches new processes and tests new equipment on a regular basis in order to maintain and improve the quality of its foods products. In the Philippine operations alone, about ₱19.2 million was spent for research and development activities for fiscal year 2003 and approximately ₱15.0 million and ₱11.0 million for fiscal years 2002 and 2001, respectively. The amounts spent for research and development are relatively not material in relation to consolidated revenues.

Costs and Effects of Compliance with Environmental Laws
The operations of URC are subject to various laws enacted for the protection of the environment, including the Pollution Control Law (R.A. No. 3931 as amended by P.D. 984), the Solid Waste Management Act (R.A. No. 9003), the Clean Air Act (R.A. No. 8749), the Environmental Impact Statement System (P.D. 1586) and the Laguna Lake Development Authority (LLDA) Act of 1966 (R.A. No. 4850). URC believes that it has complied with all applicable environmental laws and regulations, an example of which is the installation of wastewater treatments in its various facilities. Compliance with such laws has not had, and in URC's opinion, is not expected to have, a material effect upon the URC's capital expenditures, earnings or competitive position. As of September 30, 2003, URC has invested about ₱315.8 million in wastewater treatment in its facilities in the Philippines.

b) PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

Business Development
The Company, through Robinsons Land Corporation (RLC), which is one of the Philippines' leading real estate companies, is involved in the development and operation of shopping malls and hotels, and is also one of the country's most reputable developers of mixed-use properties, office buildings, residential condominiums, as well as land and residential housing developments, including socialized housing projects located in key cities and other urban areas nationwide.

RLC was incorporated on June 4, 1980 and its shares were offered to the public in an initial public offering and were subsequently listed in the Manila Stock Exchange and the Makati Stock Exchange (predecessors of the Philippine Stock Exchange) on October 16, 1989.

In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore blue chip listed company, United Industrial Corp., Ltd. which is one of the largest property developers in Singapore owning various office buildings that are located in prime locations. Other than the Company, the only significant stockholder in UIC is the United Overseas Bank group of Singapore. Since 1999, the ownership stake of the Company in UIC has been increased to 25.12%.

Principal Products or Services

RLC has four business divisions: a) Commercial Centers, b) High-Rise Buildings, c) Housing and Land Development, and d) Hotels.

RLC's Commercial Center Division owns and operates one of the Philippine largest and most successful chains of shopping malls. It is now operating thirteen (13) shopping malls located in Metro Manila and other major cities with Gross Floor Area of approximately 93.3 hectares. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket, Handyman and Big R Supercenter. The shopping malls carry a wide range of shops, specialty boutiques, dining facilities and other service establishments. RLC's malls enjoy high occupancy rates and the average lease term for commercial space in the malls typically ranges from two to five years.

RLC's High-Rise Buildings Division is responsible for residential condominium and office building developments, as well as housing projects that are targeted for the higher income market. The division derives its income from the sale of residential units and the sale and/or lease of office spaces. RLC has completed three (3) office building projects namely, Galleria Corporate Center, Robinsons-Equitable Tower, and Robinsons Summit Center. It has likewise completed a twin-tower residential condominium project namely, Robinsons Place Residences

RLC's Housing and Land Development Division operates through two wholly-owned housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corporation. The Housing and Land Development Division primarily engages in the acquisition of raw land, the development of such land into residential subdivisions, the sale of subdivision lots, the development and sale of housing units constructed on the subdivision lots, and the provision of in-house customer financing to its buyers in addition to existing bank and government funding institutions.

Under the Hotels Division, RLC operates four (4) properties in Metro Manila and Cebu City: two first-class hotels, a deluxe hotel, and a service apartment complex, the Robinsons Apartelle. The latter is owned by Robinson's Inn, Inc., a wholly-owned subsidiary of RLC. As of September 2003, RLC's Hotel Division has an average occupancy rate of 54%.

The percentage contribution to RLC's revenues for the three years ended September 30, 2001, 2002 and 2003 by each of business segment is as follows:

	For the fiscal years ended September 30		
	2001	2002	2003
Commercial Centers	43.9%	52.5%	57.1%
High-Rise Buildings	25.1%	25.9%	22.1%
Housing and Land Development	8.9%	3.5%	7.0%
Hotels	22.1%	18.1%	13.8%
	100.0%	100.0%	100.0%

Publicly-Announced New Product or Service
In the Commercial Center Division, RLC is currently developing three (3) more commercial centers located in Lipa (Batangas), Cainta and Angeles City (Pampanga). Plans are also being developed to construct shopping malls/commercial centers in Pioneer (Mandaluyong) and Bacolod (Negros Occidental), as well as three (3) other locations in different growth areas in the country.

The High-Rise Buildings Division also has two (2) ongoing residential projects, namely Galleria Regency and Bloomfields. Scheduled for immediate launching are two (2) additional residential condominium projects, namely Gateway Residences and Adriatico Residences.

Competition
RLC competes with a number of domestic property developers in the real estate industry, as well as with established domestic and foreign hotel operators. RLC believes there is no single property company that has a significant presence in all sectors of the property market. Competitive pressures are expected to remain as the industry's growth prospects continue to be limited unless there are significant improvements in real income. In the commercial centers business, RLC has the "first mover" advantage, being one of the largest mall operators in the country, thus having well-established relationships with leading retailers. With respect to office buildings and residential condominium sales, RLC competes for purchasers primarily on the basis of the prime location of its property developments and price. In the housing and land development business, RLC, with its track record of completed quality projects, is a major player in this sector. With respect to hotel operations, RLC continues to post occupancy rates higher than the industry average owing to the hotel's respective strategic locations and value-for-money services.

Raw Materials/Suppliers
Construction and development of malls, high-rise office and condo units as well as land and housing construction are awarded to various reputable construction firms. Most of the materials used for the construction are provided by the contractors themselves in accordance with the underlying agreements.

Customers
RLC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
RLC leases significant portions of its commercial centers and office buildings to various subsidiaries and affiliates. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket, Handyman and Big R Supercenter. Other affiliates include Top Shop Robinsons Savings Bank and Cebu Pacific. Digitel also provides RLC with telecommunications services from time to time. RLC's lease contracts and/or supply services with these affiliate companies are under commercial terms at least as favorable as the terms available to non-affiliated parties.

Regulatory Overview
The real estate industry in the Philippines is subject to significant government regulation over, among other things, land acquisition and title issuance, development planning and design, construction, and mortgage financing, refinancing and pre-selling. The government mandates all property developers to devote 20% of project cost or gross area for each subdivision project to socialized housing. The houses can be constructed on-site or off-site of the project. Alternatively, the developer may opt to buy socialized housing bonds issued by the HGC,

HDMF or NHA. RLC has benefited from providing low-income housing or projects of such types which are financially assisted by the government. These policies and programs may be modified or discontinued in the future. The government may also adopt regulations which may have the effect of increasing the cost of doing business for real estate developers. Under current law, income derived by domestic corporations from the development and sale of socialized housing which currently, among other things, must have a basic selling price of P150,000 or less (and P225,000 for highly urbanized areas), is exempt from project related income taxes. Under the current Investment Priorities Plan (IPP) issued by the BOI, mass housing projects including development and fabrication of housing components, are eligible for government incentives subject to certain policies and guidelines. In the future, since the sale of socialized housing units comprise a portion of homes sold by RLC, any changes in the tax treatment of income derived from the sale of socialized housing units may affect the effective rate of taxation of RLC.

c) TELECOMMUNICATIONS

Business Development

The Company, through its subsidiary Digital Telecommunications Phils, Inc. (DIGITEL), provides voice and data services through wireless and wireline technology in the Philippine telecommunications industry. It is the second largest provider of fixed lines in the Philippines in terms of subscribed lines.

In 1999, DIGITEL began offering corporate customers and consumers access to international and domestic high-speed data transmission and internet services through its wholly-owned subsidiary, Digitel Information Technology Services, Inc. (DITSI). In March 2002, DIGITEL decided to integrate the operations of DITSI into its own and as a result a new division named Digitel One was created.

In December 2000, Asia Global Crossing and DIGITEL formed a joint venture, DIGITEL Crossing, to improve international broadband connectivity in the Philippines. DIGITEL Crossing has built the second physical landing station in the country that will connect DIGITEL's Luzon broadband backbone with Asia Global Crossing's pan-Asian network linking the Philippines directly with more than 200 major cities in 27 countries worldwide through Asia Global Crossing's and Global Crossing's networks. In addition, in October 2002, DIGITEL established a point of presence in the United States which provides a direct connection between the United States and the Philippines to provide International Private Leased Circuit (IPLC) services and internet hubs which interconnect DIGITEL to major IP ports such as AT&T, Sprint and UUNET in the United States and provide end-to-end connectivity for subscribers of internet facilities in the Philippines. The project will increase international capacities by more than 13,200 circuits. Substantially all of Asia Global Crossing's operating subsidiaries were acquired by Asia Netcom, a company organised by China Netcom on behalf of a consortium of investors in March 2003, and they continue the joint venture with DIGITEL on substantially the same terms. DIGITEL is currently in discussions with Asia Netcom regarding its capacity purchase commitment under the joint venture obligation which currently amounts to US$18 million.

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd (DCPL), a wholly owned subsidiary, to engage in any activity allowed under any law of the British Virgin Island. As of December 31, 2003, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines, Inc. (DMPI), a wholly owned subsidiary, to provide basic and enhanced wire and wireless public and private telecommunications services. Its cellular telephone services under the "Sun Cellular" brand commenced operations in March 29, 2003.

Principal Products or Services

DIGITEL's voice products and services, the Wireline Voice Communication Services (WVCS), represents fixed line telecommunications services, which offer subscribers, local, domestic long distance and international long distance services in addition to a number of value-added services in various service areas covered by the PA granted by the NTC. Revenues consist principally of fixed monthly basic fee for service and equipment. one-time fixed line service connection fee, value-added service charges and toll fees for domestic and international long distance calls.

DIGITEL has offered its data transmission services, the Wireline Data Communication Services (WDCS), through its division, Digitel One. This represents variety of telecommunications services tailored to meet the specific needs of corporate communications. These include leased lines and internet services.

DIGITEL's Wireless Communications Services (WCS) represents cellular telecommunications services that allows subscriber to make and receive domestic long distance and international long distance calls to and from any place within the coverage area. Revenues principally consist of one-time registration fees, fixed monthly service fee, revenue from value-added services such as text messaging, proceeds from sale of handsets, SIM cards and other phone accessories, and per minute airtime and toll fees for basic services which vary based primarily on the monthly volume of calls, the network at which the call terminates and the time at which the call is placed.

The percentage contribution to DIGITEL's revenues for the three years ended December 31, 2001, 2002 and 2003 by each of Digitel's principal product categories is as follows:

	For the years ended December 31,		
	2001	2002	2003
Wireline Voice Communication	94.5%	93.7%	90.1%
Wireleline Data Communication	5.5%	6.3%	5.3%
Wireless Voice Communication	0.0%	0.0%	4.6%
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing

Under the WVCS, DIGITEL sells its services primarily through its sales team and its over 100 customer centers located throughout Luzon, as well as through third party agents and distributors. The third party agents and distributors sell DIGITEL's services on a commission basis.

Under the WDCS, DigitelOne sells its services directly to corporate customers and indirectly through third party resellers. It currently offers data communications services throughout Luzon, in the national capital region. Visayas and Mindanao. Data transmission is effected through lines leased to customers, frame relays, asynchronous, transfer mode and Internet Protocol networks. DIGITEL will be the preferred reseller for Asia Global Crossing and for DIGITEL Crossing's backhaul services in the Philippines and the primary channel for sales to Philippine customers.

DIGITEL markets its wireless services directly through its own dedicated sales team, independent dealers and distributors, and through its business centers or "Sun Shops". There are currently 24 Sun Shops operating nationwide and DIGITEL expects this number to increase to around 30 by the end of the first quarter of 2004. DIGITEL currently employs eight distributors and dealers that distribute its services to approximately 250 outlets and it expects to employ approximately 40 dealers and distributors nationwide by the end of the first quarter of 2004. DIGITEL has entered into interconnection agreements with major fixed line and wireless operators in the Philippines and international roaming agreements with approximately 80 foreign operators in 50 countries.

Competition

Under the WVCS, DIGITEL faces direct competition from one or two players in most of its service areas, including from PLDT, Globe Telecom and BayanTel. The company believes that the principal competitive factors for wireline voice services are price, call quality and customer service. Additionally, many of DIGITEL's business customers have lines from more than one operator. DIGITEL's wireline business also faces stiff competition from substitute services such as Short Messaging Service (SMS) and the Internet. The popularity of these services has negatively affected the usage and profitability of wireline voice.

Under WDCS, DigitelOne competes primarily with PLDT, Globe Telecom and Eastern Telecoms. DIGITEL Crossing will compete with PLDT and C2C, an affiliate of Globe Telecom. The company believes that the principal competitive factors for wireline data services are price, coverage and network reliability.

DIGITEL aims to distinguish itself from competitors by offering price-competitive, customized packages which allow customers to choose only the services they require. Both the pre-paid and post-paid packages offer "I Text" and "I Speak" plans which offer attractive terms for customers that have an SMS or call preference. The post-paid packages generate higher revenues as a result of the monthly service charges. The National Telecommunication Commission (NTC) is currently considering regulations to enable transfer of cellular telephone numbers between networks. DIGITEL believes that, as the third entrant in this competitive industry, it will benefit from these regulations as customers will be attracted to its price-competitive customized packages.

Raw Materials/Suppliers

DIGITEL has entered into contracts with Ericsson Services Philippines, Inc. for the upgrade of 5.1-Settler Interconnect Billing System to Ericsson Settler 6.1-Interconnect Billing solution which will be interfaced with the IDMP/AS400 in order to integrate and support the demands of the GSM operations. DIGITEL has also entered contracts with ALCATEL to provide the relevant services for the survey, engineering, warehousing, delivery, works. labor, installation, testing, commissioning of the Inter-MSC Transmission Project and other incidental or related services necessary for the successful completion of the Project. DIGITEL's other suppliers include Neutral Technologies Ltd. (NT), for the installation of software and hardware for the Fraud Management System in order to protect DIGITEL from revenue loss due to fraud, and CMG Wireless Data Solutions for the supply of Multimedia Message Service Center (MMSC) platform. This platform is a high availability system with a maximum throughout capacity of 75 multimedia messages per second.

DIGITEL's nationwide GSM 1800 mobile communication network is being installed by Alcatel and Ericsson. Pursuant to agreements signed in 2001 and 2003, respectively, Alcatel is providing the network infrastructure and is responsible for rolling-out the network in Metro Manila and Luzon and Ericsson is providing this in Visayas and Mindanao. After completion of all four phases of the network roll-out, the network will be designed to support up to 2.0 million subscribers, a text messaging service and general packet radio services ("GPRS"). Phases one and two are substantially complete and will add 681 cell sites to the network at a cost of US250 million. Phases three and four are scheduled to be completed in the fourth quarter of 2004 and will increase the total cell sites to over 1,288 at a total cost of US242 million.

Customers

At the retail level, DIGITEL provides local metered service as well as domestic and international long distance services to individual subscribers both for outbound and inbound calls. It also provides Data Communications to business subscribers and Internet Services to both business and residential customers.

At the wholesale level, other telephone companies and private enterprises utilize DIGITEL's inter-exchange and IGF facilities, in effect becoming customers of the Company. DIGITEL now counts companies in the manufacturing, trading, banking, utilities, hotel and real estate sectors among its corporate subscribers.

Digitel One has undertaken marketing activities aimed specifically at industrial parks and call centers, which have increasing demand for data transmission and internet services.

Loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

DIGITEL, in its ordinary course of business, has transactions with its subsidiaries and affiliated companies consisting mainly of lease of telecommunications facilities.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract

In 1993, DIGITEL was awarded a 30-year exclusive contract by the Department of Transportation and Communications (the "DOTC") to manage, operate, develop and rehabilitate certain telecommunications systems owned by the DOTC (collectively, the "DOTC System") and which are located in the provincial areas of Luzon under a Facilities Management Agreement (the "FMA"). The FMA also provided for its conversion into a lease contract under certain terms and conditions agreed upon by both parties.

In accordance with the provisions of the FMA, DIGITEL and the DOTC agreed to amend and convert the FMA into a Financial Lease Agreement (the "FLA") pursuant to which 24,945 and 4,101 lines were converted effective July 16, 1995 and March 16, 1996, respectively. Under the FLA, DIGITEL was granted the exclusive right to lease, manage, maintain, operate, develop and eventually own the said DOTC facilities. DIGITEL shall pay DOTC an annual lease payment based on the formula set forth in the FLA.

DIGITEL also leases an additional 31,362 lines from the DOTC under financial lease agreements entered into between 1993 and 1995 for lines which were not included under the FMA. Each of these lease agreements is for a period of 30 years, at the end of which DIGITEL may acquire the lines subject to the agreement for an amount set forth in the agreement.

In February 1994, DIGITEL was granted a national franchise to provide domestic and international telecommunications services throughout the Philippines. In September 1994, DIGITEL was granted by the National Telecommunications Commission (the "NTC") a provisional authority to operate an international gateway facility ("IGF"). A provisional authority was also secured from the NTC in January 1995 to install, operate, maintain and develop telecommunications facilities in Regions I to V including the facilities currently leased from the DOTC. In 2000, DIGITEL was awarded the provisional authority for Cellular Mobile Telephone System (CMTS) using the global system for mobile communication (GSM) and/or code division multiple access (CDMA) technology until February 7, 2005. Driven largely by major technological advancements and growth opportunities in the wireless sector, DIGITEL is moving forward with its deployment of 1800 GSM cellular network technology.

Pursuant to its national franchise. DIGITEL has initiated a Ten - Year Program (the "System Expansion") to expand and upgrade its existing telecommunications network, including the DOTC System. The System Expansion calls for the installation and operation of approximately 1.2 million telephone exchange lines and local cable networks to extend and upgrade its digital backbone transmission system, installation of an IGF and broadening the range of telecommunications services offered to its subscribers. among others.

Regulatory Overview
National Telecommunications Commission (NTC) is the government agency supervising and regulating the activities of telecommunications companies. The NTC is empowered to issue Certificates of Public Convenience and Necessity to companies holding franchises for the operation of telecommunications services.

d) AIR TRANSPORTATION

Business Development
JG Summit acquired 49% of Cebu Air, Inc.'s (Cebu Air) outstanding capital stock in 1995 to undertake domestic and international flights to and from major cities in the Philippines and around the world. In September 2001, the Company, through a subsidiary, acquired the remaining 51% of Cebu Air's capital stock, thus making it a wholly owned subsidiary as of year-end 2001. The airline currently leases twelve (12) DC-9 aircraft and three (3) Boeing 757-200 aircraft. Cebu Air offers domestic service between thirteen (13) cities: Manila, Cebu, Iloilo, Davao, Cagayan de Oro, Tacloban, Kalibo, Bacolod, Zamboanga, Roxas, Butuan, Dumaguete City and Puerto Princesa flights. Cebu Air started flying internationally to Hongkong in November 2001 and to Seoul, Korea in March 2002. In October 2002, Cebu Pacific initiated flights to Singapore from Manila but due to losses, this service was terminated in January 2003. In addition, Cebu Air also owns one helicopter, which is being leased-out to outside customers.

In January 2000, Cebu Pacific started to operate cargo sales and services using its passenger aircraft.

Principal Products or Services
The percentage contribution to Cebu Air's revenues for the three years ended December 31, 2001, 2002 and 2003 by each of Cebu Air's principal product categories is as follows:

	For the years ended December 31,		
	2001	2002	2003
Regional	1.3%	18.9%	18.38%
Domestic	98.7%	81.1%	81.62%
	100.0%	100.0%	100.0%

Competition
Cebu Pacific is presently the second largest airline in the Philippines offering domestic flights to and from major cities in the country and international flights from Manila and Cebu to destinations in Asia. It continues to be the industry leader in arrival and departure reliability with over 95% of its flights during the past 12 months. To service its customers, Cebu Pacific enters into various service agreements, including agreements with food service caterers, which supply food and beverages for flights and baggage handlers, which deliver passenger baggage between the aircraft and the airport. It has also entered into agreements with global reservations and distribution systems. Cebu Pacific has an internal sales and marketing

department and it uses external sales agents to enhance regional sales policies and increase the focus on corporate clients.

Customers

Cebu Air has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Regulatory Overview

The aviation industry is regulated by the DOTC. The DOTC oversees several departments, including ATO, Civil Aeronautics Board (CAB), Manila International Airport Authority and Mactan Cebu International Airport. The ATO governs airworthiness and safety standards, air traffic control and all airports in Philippines with the exception of Manila and Cebu. The CAB exercises jurisdiction over the economic aspects of aviation, including routes, frequencies, passenger tariffs, denied boarding compensation, cargo tariffs and schedules for both international and domestic airlines. It also regulates the activities of aviation related businesses, such as general sales agents, airfreight forwarders, charter flights and air taxis and aircraft purchases.

e) PETROCHEMICALS

Business Development

The Company established JG Summit Petrochemical Corporation (JGSPC) in February 1994. The Company holds *82%* of the outstanding share capital of JGS Petrochemicals and its joint venture partner in the project, Marubeni Corporation of Japan, holds the remaining *18%*. JGSPC started commercial operations on September 1, 1998. Its primary purpose is to engage in, operate, conduct, maintain, manage and carry on the business of manufacturing, dealing and marketing of polyethylene and polypropylene and related petrochemical products or by-products, in all their forms, varieties and stages of production and preparation, or of any article or commodity consisting of, or partly consisting of petrochemicals. JGS Petrochemicals constructed the Philippines' first integrated polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas. The total project cost amounted to US$300 million and has the capacity to produce 180,000 tons of polypropylene and 175,000 tons of polyethylene annually.

Principal Products or Services

JGSPC manufactures polypropylene and polyethylene.

The percentage contribution to JGSPC's revenues for the three years ended September 30, 2001, 2002 and 2003 by each of its principal product categories is as follows:

	For the years ended September 30,		
	2001	2002	2003
Polypropylene	74.5%	53.0%	55.63%
Polyethylene	25.5%	47.0%	44.37%
	100.0%	100.0%	100.0%

JGSPC products are sold under the EVALENE brand name and are manufactured under strict compliance with a Quality Management System based on ISO 9002 certified standards.

Distribution, Sales and Marketing

JGSPC has a rated capacity of 175,000 MT per year for polyethylene (PE) and 180,000 MT for Polypropylene (PP). JGSPC manufactures high-density and linear low-density polyethylene (HDPE and LLDPE) as well as Random Copolymer and Homopolymer polypropylene (PP) using the industry renowned Unipol technology from Union Carbide

Corporation. JGSPC sells directly to small, medium and large plastic converters in the Philippines through its sales group. It has taken a leading role in the markets that serves providing 40% of total market requirements. Product distribution is handled directly by JGSPC in coordination with third party trucking services.

Competition

To be highly competitive, JGSPC commits to produce consistently good quality products and make available industry highly competent plastics processing personnel and state of the art testing equipment through the Customer Technical Services Department. Continuous research and development is conducted in-house, as well as with the assistance of Univation, formerly a Union Carbridge Corporation Company. Competitors of JGSPC include Petrocorp, which continues with tolling operations and Bataan Corporation, which is already in the process of liquidation.

Raw Materials/Suppliers

The principal raw materials used by JGSPC in the production of its products, namely Olefin, are purchased locally and internationally. Suppliers include Marubeni Corporation and Mitsui.

Customers

JGSPC aims to supply the majority of manufacturers of plastic-based products in the Philippines. It sells its products to internal and external parties. Internal parties include the Packaging Division of URC while external parties include Calypso, San Miguel Corporation, Batangas Polymer and other customers. Loss of any one customer would not have a materially adverse effect upon JGSPC.

Related Party Transactions

JGSPC, in its regular conduct of business, has engaged in transactions with the Company and its affiliates. These transactions principally consist of sales, advances to and from these affiliated companies. JGSPC has also dollar advances from the Company that were used to finance the construction of its plant in Batangas, Philippines. These advances were converted into equity in 2003. Also, it obtains other advances for its operations from the Company.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract

JGSPC has existing technology and licensing agreements (Agreement) with a foreign company covering the construction, manufacture, use and sale of its PP and PE lines. In further consideration for the rights granted to JGSPC pursuant to the Agreement, JGSPC shall pay the foreign company a running royalty fee equivalent to a certain sum for each metric ton of high-density PE and low-density PE and a certain percentage of net sales value based on plats of licensed homopolymer PP and random copolymer PP up to the end of the royalty term.

Regulatory Overview

The BOI implements policies which directly affect the petrochemical industry. Under the Philippine Investment Priorities Plan, the BOI also has the power to grant incentives to manufacturers establishing new plants or undertaking rehabilitation or expansion programs such as tax holidays and duty free importation of capital equipment, as well as tax credits on locally purchased equipment.

Costs and Effects of Compliance with Environmental Laws

DENR wants to implement provisions of the Clean Air Act upon JGSPC. The provisions require continuous emission monitoring system.

f) TEXTILES

Business Development

In the early 1970s, the Company's textile operations commenced with the formation of Robina Textile Mills to specialize in the production of cotton, synthetic and blended fabrics. Litton Mills, Inc., (LMI) a manufacturer of denim, twills, knitted fabrics and garments, was acquired in the late 1970s.

On April 1, 2001, the spinning division of Westpoint Industrial Mills Corp. was integrated with LMI's operations.

Principal Products or Services

LMI manufactures yarns and fabrics, which may be denim or piece-dyed.

The percentage contribution to LMI's revenues for the three years ended September 30, 2001, 2002 and 2003 by each of its principal product categories is as follows:

	For the years ended September 30,		
	2001	2002	2003
Yarns	39.2%	29.3%	33.4%
Fabrics	56.1%	64.8%	62.7%
Others	4.7%	5.9%	3.9%
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing

LMI has an existing marketing and technical exchange agreement with Swift Denim USA (Swift), a leading US denim company with over 100 years of manufacturing experience, The agreement provides LMI with access to Swift's worldwide customer base and marketing network and Swift's technical innovation and product development. LMI completed a six-year US$ 64 million mill-wide modernization program in 1995, which involved the installation and operation of the following: new ring spinning, new rope-dyeing range, new weaving machines and new finishing equipment. The access to Swift's customer base has been significant increasing LMI's denim exports, which currently account for approximately 80% of total denim sales. LMI is capable of producing 24 million meters of denim fabric annually.

Competition

Sales of textiles are made to domestic wholesalers, garment factories and foreign buyers. Domestic sales of textiles are normally distributed by road to customer or sold ex-mill or ex-factory. LMI's principal customers are Old Navy through the alliance with Swift and directly to Osh-Kosh. It also counts among its stable list of customers, international brands such as Tommy Hilfiger and DKNY. LMI also made sales in Turkey for the first time, and resumed sales in Japan, in 2003. LMI is targeting to further increase direct export sales in year 2004.

Customers

LMI has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

LMI, in its regular conduct of business, has engaged in transactions with the Company and its affiliates. These transactions primarily consist of sales, advances to and from affiliated companies, leases of certain properties and power supply at market rates.

Regulatory Overview
LMI is a member of the Textile Mills Association of the Philippines.

Research and Development
The Company undertakes research and development to ensure that new and existing product reflect current fashions. Information is gathered from a variety of sources such as seminars, fabric shows, trade fairs as well as from other manufacturers and raw material suppliers. Experiments are then undertaken to determine manufacturing viability and market research is carried out to assess potential consumer response.

g) BANKS AND OTHER FINANCIAL SERVICES

Business Development
Robinsons Savings Bank (RSB), a wholly-owned subsidiary of JG Summit Capital Services Corp. (JG Capital Services) was incorporated to engage in the business of savings and mortgage bank. It started commercial operations in November 1997.

To complement RSBank's traditional banking activities, the Company put up JG Summit Capital Markets Corp. (JGSCMC) and Summit Forex Brokers Corp. (SFBC) which aim to be major players in the foreign exchange trade and in the fixed income market. JGSCMC was incorporated in January 2000 under the supervision of the Securities and Exchange Commission. SFBC on the other hand, was incorporated in May 2000.

Principal Products or Services
RSB offers deposit products that target specific market segments. Its principal deposit products are demand, savings and time deposits, treasury products and foreign currency deposits. It also offers a variety of consumer loans namely, commercial loans, mortgage loans and car loans. JGSCMC and SFBC provide services on foreign exchange and securities dealing.

Distribution, Sales and Marketing
RSB has 28 operating branches, 20 of which were acquired in March 2002, and it has further four (4) branches scheduled to open in early 2004 in accordance with the terms of the branch licenses. It has a network of 32 automated teller machines ("ATMs"), which are located at RSB branches and other public properties to provide convenience to its customers. RSB has made and continues to make investments in technology and information systems in order to improve its operations management and customer service.

Competition
In 2000, the thrift banking industry faced a flat loan demand, thinner spreads and reduced opportunities for fee-based businesses. RSB took the forecasted difficult economic climate as a greater challenge in finding creative and effective ways to make its market presence felt. RSB launched the e-Wallet – a cash advance card granted to qualified employees whose payroll accounts are with RSB. RSB interconnected with Expressnet members as issuer and acquirer, and with VISA International and VISA Plus as acquirer. RSB is now connected to Megalink, Bancnet and Expressnet. RSB signed a Memorandum of Agreement with Equitable Card Network for credit card co-branding, with Globe and Tritel for mobile banking services, and embarked on a tie-up with Philcom-Western Union Money Transfer as a remittance sub-agent.

Customers
With RSB's expansion, loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
In the ordinary course of business, RSB and JGSCMC have transactions with the Company's affiliates. The major transactions include loans, trading of securities, lease of office space and advances to (from) affiliates. For RSB, loans are made substantially on the same terms as those loans to other individuals and businesses of comparable risk. The amount of individual loans to directors, officers, stockholders, and related interests (DOSRI), of which 70% must be secured, should not exceed the amount of his deposits and book value of his investments in the Bank. In the aggregate, loans to DOSRI generally should not exceed the Bank's total capital funds or 15% of the Bank's total loan portfolio, whichever is lower. As of December 31, 2003, RSB has no outstanding loans to DOSRI.

Regulatory Overview
The earnings of banks are affected not only by general economic conditions, but also by the policies of various governmental and regulatory authorities in the country and abroad. The establishment and operation of banking institution in the Philippines is governed by the General Banking Act. The Central Bank acting through the Monetary Board, exercises overall supervision of, and regulates the industry.

h) OTHER BUSINESS INTERESTS
The Company established Cambridge Electronics Corporation on October 21, 1992 primarily to engage in, operate and maintain the business of manufacturing, importing, exporting, buying, selling or otherwise deal in, at wholesale and retail, such goods as printed circuit board and other electronic products and goods of related nature. On June 2, 2003, the Board of Directors of the Company adopted a resolution to permanently cease its plant operations effective July 11, 2003.

The Company's businesses include power generation, through its interest in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel, fired power plant in Bauang, La Union, and its equity interest in Toledo Power Corporation, which owns and operates coal-and bunker oil-fired power plants in Toledo city, Cebu; packaging materials; printing services; insurance brokering; and securities investments. However, the Company's 20% stake in Toledo Power Corporation was sold on April 24, 2002.

In August 2000, the Company entered into a joint venture agreement with five other conglomerates establishing a business to business electronic purchasing exchange under name Bayantrade Dotcom, Inc. The Company also entered into other IT related services with the formation of Summit Internet Investments, Inc. in September 2000.

Customers
The Company consists of many subsidiaries engaged in various industries. Each subsidiary has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Publicly-Announced New Product or Service
Except as discussed in Property Development and Hotel Management, the Company and other subsidiaries have no other publicly-announced new product or service as of the date of the report.

__Patents, Trademarks, Licenses, Franchises Concessions, Royalty Agreements__

The Company has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, patent registration of materials is protected for a period of 17 years, while trademarks and brand name registration have a protected period of 20 years.

The Company also has various licenses and franchises issued by the government to enable the Company to operate its diverse businesses including food, real estate, banking and financial services, telecommunications, air transportation and power generation.

__Effect of Existing or Probable Governmental Regulations on the Business__

The Company operates the majority of its businesses, including food, real estate, banking and financial services, telecommunications, air transportation and power generation activities, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by the government authorities or agencies for their operations. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises, which in turn may have a material adverse effect upon the Company. In addition, the introduction or inconsistent application of, or changes in regulations may from time to time materially affect the Company's operations.

__Cost and Effects of Compliance with Environmental Laws__

The operations of the Company are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of waste and industrial water treatments in its various facilities. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

__Employees and Labor__

The number of full-time employees employed by the Company and its operating subsidiaries as of December 31, 2003 is shown in the following table:

Company	**No. of Employees**
Branded Consumer Foods, Agro-industrial, & Commodity Food Products	7,224
Telecommunications	3,452
Property Development and Hotel Management	1,009
Airlines	1,241
Textiles	756
Petrochemicals	299
Finance	287
Supplementary Businesses	83
	14,351

The Company's management believes that good labour relations generally exist throughout the operating companies. For most of the operating companies, collective bargaining agreements exist between the relevant representative unions for the employees and the relevant operating companies. The collective bargaining agreements are usually valid for a term of five years, and include a right to renegotiate the economic terms of the agreement after three years, and generally provide for annual salary increment, health and insurance benefits and closed-shop arrangements. The management believes that those collective bargaining agreements, which are soon to expire or which have expired, will, as a result of existing good labour relations, be successfully renewed or renegotiated.

Working Capital

The working capital requirement of each subsidiary varies depending on the industry it is engaged in and is financed by operations and short-term loans from banks.

Item 2. Properties

JG Summit and subsidiaries conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. All substantial facilities are owned by the Company and are in good condition.

In 2000, the Company acquired equity interests in companies which are operating food plant facilities in Thailand, Malaysia and China. In 2002, it also expanded its business presence in Indonesia.

URC operates manufacturing/farm facilities located in the following:

Location (Number of facilities)	Type of Facility
Pasig City (4)	Branded consumer food plants, feedmills and flourmill
Libis, Quezon City (1)	Branded consumer food plant
Canlubang, Laguna (1)	Branded consumer food plant
Mandaue City, Cebu (2)	Branded consumer food plant, poultry farm and feedmill
Luisita, Tarlac (1)	Branded consumer food plant
Davao City, Davao (3)	Branded consumer food plant (idle), feedmill (idle) and flourmill
San Fernando, Pampanga (2)	Branded consumer food plants
Dasmariñas, Cavite (2)	Branded consumer food plants
Cagayan de Oro (1)	Branded consumer food plant
Antipolo, Rizal (3)	Poultry (leased) and veterinary medicine plant
Taytay, Rizal (1)	Poultry farm (leased)
Teresa, Rizal (2)	Poultry and piggery farms
Angono, Rizal (1)	Poultry farm
San Miguel, Bulacan (2)	Poultry and piggery farms
Novaliches, Quezon City (1)	Piggery farm
Manjuyod, Negros Oriental (1)	Sugar mill (owned) and sugar cane plantation (leased)
Piat, Cagayan (1)	Sugar mill (owned) and sugar cane plantation (leased)
Kabankalan, Negros Occidental (1)	Sugar mill
Simlong, Batangas (1)	BOPP plant
Calamba, Laguna (1)	Branded consumer food plant (JOYCO)
Bukidnon (1)	White Potato Project (idle)
Samutsakhorn Industrial Estate, Samutsakhorn, Thailand (1)	Branded consumer food plant
Pasir Gudang, Johor, Malaysia (1)	Branded consumer food plant
Shiqiao Town, Guandong, China (1)	Branded consumer food plant
Xiamen, Fujian, China (1)	Branded consumer food plant (idle)
Tianjin Economic Development Area, Tianjin, China (1)	Branded consumer food plant (idle)
Shanghai, China (1)	Branded consumer food plant
Industrial Town, Indonesia (1)	Branded consumer food plant

Except for one of the farms at Antipolo, Taytay, Rizal; Calamba, Laguna (JOYCO) and sugarcane plantation, which are leased, URC or its subsidiaries own all of the factories and farms at the locations listed above. All the facilities are in good condition.

RLC has invested in a number of properties located all over the country for existing and future developments. These properties are in prime locations, thus affording RLC utmost flexibility for future developments. These properties are fully owned by RLC and are not subject of any mortgage, lien or any form of encumbrance.

Breakdown of RLC's properties is set forth below:

a) Land

Location

1. Ermita, Manila
2. Edsa, Mandaluyong City
3. Edsa, Ortigas, Quezon City
4. Horseshoe Village, Cubao, Quezon City
5. Novaliches, Quezon City
6. Ortigas, Pasig City
7. San Fernando, Pampanga
8. Dagupan, Pangasinan
9. Imus, Cavite
10. Dasmarinas, Cavite
11. General Trias, Cavite
12. Antipolo, Rizal
13. Pinamucan, Ibaba, Batangas
14. Lipa City, Batangas
15. Soro-soro, Tanauan, Batangas
16. Los Banos, Laguna
17. Cebu
18. Bacolod
19. Iloilo
20. Gen. Santos City, South Cotabato
21. Davao
22. Pasig, Rizal (Formerly Uniwide property)
23. Taytay, Rizal
24. Aurora Blvd., Quezon City
25. Ayala Avenue, Makati City
26. Naga City, Camarines Sur
27. Sta. Rosa, Laguna

b) Building and Improvements

Location

1. Ortigas
2. Ermita
3. Pasig
4. Mandaluyong
5. Bacolod
6. Cebu
7. Imus
8. Los Banos
9. Novaliches
10. Iloilo City
11. San Fernando, Pampanga
12. Sta. Rosa, Laguna

13. Cagayan De Oro City, Misamis Oriental
14. Dasmarinas, Cavite

RLC's properties are fully owned and are not mortgaged.

To optimize its capital resources, RLC has embarked on a strategy of entering into joint venture arrangements with land owners for the development of raw land into future project sites, be they for housing development projects, commercial centers, mixed-use property development projects. Through such joint venture arrangements, RLC enters into exclusive development and marketing arrangements with the concerned landowners. RLC is now in the final stages of construction of a mall in Angeles City, Pampanga under a joint venture agreement with a certain local company. Estimated cost of the project is about ₱400 million.

RLC owns all the properties where its existing commercial centers are located except for Robinsons Place – Iloilo, Robinsons Big R Supercenter – Cagayan De Oro and Robinson Big R Supercenter – Cainta. These shopping malls that have a land area of 24, 851 sq.m., 10,773 sq.m. and 19,522 sq.m. respectively, are being leased by RLC under prevailing market rates. The lease for the land underlying Robinson Place-Iloilo is for 50 years and commenced in October 2001. The leases for the land underlying the Cagayan De Oro and Cainta malls are for 50 and 25 years, respectively. RLC has plans to acquire land property located in Fort Bonifacio sometime in fiscal year 2004.

DIGITEL has an existing Financial Lease Agreement (FLA) with the Department of Transportation and Communication (DOTC) covering the telecommunications facilities owned by the DOTC. Under the FLA, Digitel was granted the exclusive right to lease, manage, maintain, operate, develop and eventually own the said DOTC facilities. Digitel shall pay DOTC an annual lease payment based on the formula set forth in the FLA.

JGSPC constructed its polypropylene and polyethylene complex on a site at Bo. Simlong Batangas.

Litton Mills, Inc. operates its manufacturing plant in Pasig and Laguna.

Item 3. Legal Proceedings

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which have pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the Company's consolidated financial position. Refer to Note 25 of the Consolidated Financial Statements attached to this report for a detailed description.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

PRINCIPAL MARKET OR MARKETS WHERE THE REGISTRANT'S COMMON EQUITY IS TRADED.

The common stock of the Company is listed on the Philippine Stock Exchange.

STOCK PRICES

	High	Low
2003		
First Quarter	₱1.32	₱1.10
Second Quarter	1.80	1.30
Third Quarter	2.10	1.66
Fourth Quarter	2.10	1.96
2002		
First Quarter	1.90	1.86
Second Quarter	1.60	1.58
Third Quarter	1.32	1.32
Fourth Quarter	1.40	1.40
2001		
First Quarter	2.75	2.60
Second Quarter	2.50	2.02
Third Quarter	2.08	2.02
Fourth Quarter	1.62	1.52

The stock price of the Company's shares as of April 13, 2004 is ₱1.78.

CASH DIVIDENDS PER SHARE

On August 6, 2003, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997, to all stockholders of record as of September 5, 2003.

On July 24, 2002, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997, to all stockholders of record as of August 7, 2002 and payable on August 30, 2002.

On July 25, 2001, the Company declared cash dividend of ₱0.02 per share from the Unrestricted Retained Earnings as of December 31, 1997, to stockholders of record as of August 9, 2001 payable on September 7, 2001.

STOCK DIVIDENDS DECLARED

On July 25, 2001, the Company's Board of Directors declared and ratified by the stockholders, a 10% stock dividend to stockholders as of August 24, 2001. No stock dividend was declared in 2003 and 2002.

Retained earnings of the Company as of December 31, 2003 include undistributed earnings amounting to ₱25.5 billion representing accumulated equity in net earnings of consolidated and unconsolidated subsidiaries and affiliates which is not available for dividend declaration until received in the form of dividends from the investees. (See Note 16 of Consolidated Audited Financial Statements as of December 31, 2003).

RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

The number of shareholders of record as of December 31, 2003 was 1,991. Total shares outstanding (issued and subscribed) as of December 31, 2003 were 6,797,191,657 shares with a par value of P1.00.

Top 20 stockholders as of December 31, 2003:

	Name	No. of Shares Subscribed	% to Total
1.	John Gokongwei, Jr.	1,734,450,649	25.52
2.	Gokongwei Brothers Foundation, Inc.	1,129,135,267	16.61
3.	Equitable PCI Bank No. 203-78848-4	1,033,319,225	15.20
4.	PCD Nominee Corporation (Filipino)	770,025,239	11.33
5.	Express Holdings, Inc.	284,676,715	4.19
6.	Johnson Robert L. Go	239,669,172	3.53
7.	Lance Gokongwei &/or Elizabeth Gokongwei	234,845,280	3.46
8.	James L. Go	196,616,656	2.89
9.	John Gokongwei &/or Lance Gokongwei	141,030,450	2.07
10.	Gosotto & Co., Inc.	115,644,494	1.70
11.	Lily Ngochua	74,342,275	1.09
12.	Robina Gokongwei Pe &/or Elizabeth Gokongwei	72,345,278	1.06
13.	PCD Nominee Corporation (Non-Filipino)	68,754,497	1.01
14.	Universal Robina Corporation	57,663,430	0.85
15.	Liza Yu Gokongwei &/or Elizabeth Gokongwei	54,200,000	0.80
16.	Nicris Development Corporation	38,073,252	0.56
17.	Catalino S. Ngochua	36,907,869	0.54
18.	Hope Gokongwei Tang &/or Elizabeth Gokongwei	36,100,000	0.53
19.	Marcia Gokongwei Sy &/or Elizabeth Gokongwei	36,100,000	0.53
20.	Faith Gokongwei Ong &/or Elizabeth Gokongwei	36,100,000	0.53
		6,389,999,748	94.01

Item 6. Management's Discussion and Analysis or Plan of Operation.

Management's Discussion and Analysis is divided into two parts: Results of Operations and Financial Resources and Liquidity.

RESULTS OF OPERATIONS

Management's Discussion of Results of Operations is presented in two parts: Consolidated Operations and Segment Operations.

Consolidated Operations

2003 vs 2002

JG Summit Holdings, Inc. posted net income of ₱2.14 billion for the year ended December 31, 2003, down by 13.8% from last year's net income of ₱2.48 billion. Excluding nonrecurring items amounting to ₱219.0 million and ₱613.6 million in 2003 and 2002, respectively, net income would have decreased by 23.8% from ₱3.09 billion in 2002 to ₱2.35 billion in 2003. Nonrecurring items include write-off of various plant equipment and other assets, shutdown expenses, net of gain from sale of fixed assets and certain equity securities and recovery in value of temporary investment and marketable securities.

Consolidated revenues amounted to ₱53.91 billion for the year ended December 31, 2003, a 11.6% improvement from last year's ₱48.30 billion. Revenues of most business units improved, anchored by the steady revenue growth in the foods business and the huge sales registered by petrochemical business during the year, as well as the rising revenues from the airlines and telecommunication business.

Gross profit amounted to ₱16.59 billion from last year's ₱14.79 billion, up by 12.1% due significantly to improved gross margins of most business units, narrowed by the start up costs in the mobile phone business. Operating expenses significantly grew by 28.7%, from ₱11.45 billion in 2002 to ₱14.73 billion in 2003, mainly due to higher operating expenses reported by telecommunication business, again attributable to operation of its mobile phone line. Foods business reported also a considerable increase in operating expense by 21.5% as a result of expanding regional operations and sustained marketing activities.

Interest and other financing charges slightly increase by 2.1% from ₱4.85 billion in 2002 to ₱4.95 billion as of December 31, 2003.

As a result, operating income substantially decreased by 52.1% to ₱1.82 billion from last year's ₱3.81 billion.

Other income (expenses) account consists of, among others, recovery in market value of temporary investments, provision for doubtful accounts, amortization of goodwill, foreign exchange loss net of other income and gain on sale of fixed assets. For the year ended December 31, 2003, other income amounted to ₱75.13 million as against last year's other expenses of ₱491.57 million.

EBITDA (earnings before interest, taxes depreciation and amortization) slightly decrease from ₱14.84 billion in 2002 to ₱14.07 billion in 2003. Excluding the non-recurring items, EBITDA would have decreased by 7.5% from ₱15.45 billion in 2002 to ₱14.29 billion in 2003.

2002 vs 2001

JG Summit Holdings, Inc. posted net income of ₱2.48 billion for the year ended December 31, 2002 from net income of ₱2.39 billion in 2001. Excluding nonrecurring items amounting to ₱613.6 million and ₱181.1 million in 2002 and 2001, respectively, net income would have increased by 20.2% from ₱2.57 billion in 2001 to ₱3.09 billion in 2002. Nonrecurring items include the loss on sale of its 20% stake in Toledo Power Corporation, losses from sale of fixed assets and certain equity securities, write down in value of temporary investment and marketable securities, write-off of various plants, and shutdown expenses.

Consolidated revenues amounted to ₱48.30 billion for the year ended December 31, 2002, a 9.3% improvement from last year's ₱44.19 billion. Revenue growth was recorded for the foods, airline, property, petrochemicals and textile businesses while declines were posted for telecommunications and electronics businesses.

Gross profit amounted to ₱14.79 billion from last year's ₱15.07 billion, slightly down by 1.8%. Operating expenses were controlled with only a 0.7% increase from ₱11.37 billion in 2001 to ₱11.45 billion in 2002 due in part to the Company's conscious effort to be more cost efficient and effective. Foods and telecommunication business reported reduced operating expenses partially offset by the expanded operations of airline business during the year and the increased depreciation of property business attributable to the change in estimated useful lives of properties.

Interest and other financing charges went up by 3.8% from ₱4.67 billion in 2001 to ₱4.85 billion in 2002 mainly due to the effects of the depreciation of the value of peso against US dollar and additional borrowings made during the period offset by the payment of the outstanding balance of the US$200 Million Global Medium Term Note in May 2002.

As a result, operating income slightly increase to ₱3.81 billion from last year's ₱3.62 billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill, foreign exchange loss net of other income and loss on sale of fixed assets. For the year ended December 31, 2002, other income (expenses) account increased to ₱491.57 million from last year's ₱37.36 million primarily due to additional provisions made, losses from sale of Toledo Power and certain equity securities and from sale of fixed assets.

EBITDA (earnings before interest, taxes depreciation and amortization) grew by 3.6% from ₱14.32 billion in 2001 to ₱14.84 billion in 2002. Excluding non-recurring items, EBITDA would have increased by 6.6% from ₱14.50 billion in 2001 to ₱15.45 billion in 2002.

2001 vs 2000

JG Summit Holdings, Inc. posted a net income of ₱2.39 billion for the year ended December 31, 2001, down by 20.0% from last year's ₱2.98 billion net income. Net income in 2001 includes nonrecurring items amounting to ₱181.1 million consisting of write down in value of investment and marketable securities, and write-off of various plants and shutdown expenses. Excluding such items, the net profit would have been ₱2.57 billion, down by 13.8%.

JGSHI generated consolidated revenues of ₱44.19 billion for the year ended December 31, 2001, up by 28.3% from last year's ₱34.44 billion. The substantial increase is attributable to the significant revenue growth posted by the Company's largest revenue contributor, Universal Robina Corporation (URC) and its telecommunications arm, Digital Telecommunications Philippines, Inc. (Digitel), which increased 20.2% and 35.1%, respectively. Improved revenues in its real property sector, Robinsons Land Corporation (RLC) and textile business, Litton Mills, Inc., (LMI), were also sources of the increased revenues. The full consolidation of Cebu Air Inc. (Cebu Pacific), the Company's air transport business, added revenues for 2001. In September 2001, the Company, through a subsidiary, acquired the remaining 51% stake in Cebu Pacific, making it a wholly owned subsidiary of JG Summit. The increased revenues in 2001 were partially reduced by equity earnings in affiliated companies which declined 46.4% as United Industrial Corp., Ltd. (UIC. Ltd.) and First Private Power Corporation (FPPC) posted lower earnings this year.

Gross profit margins improved to ₱15.07 billion in 2001 from ₱11.30 billion in 2000, or an increase of 33.3%. Operating expenses increased 44.8% from ₱8.05 billion in 2000 to ₱11.36 billion primarily due to the 41% increase in depreciation and amortization charges from ₱4.42 billion to ₱6.22 billon. Interest expense and other financing charges also increased due mainly to the effects of the depreciation of the value of peso against US dollar and additional borrowings.

As a result, operating income improved by 8.3% to ₱3.62 billion from ₱3.34 billion.

EBITDA (earnings before interest, taxes depreciation and amortization) in 2001 increased to ₱14.32 billion from ₱12.42 billion in 2000.

Segment Operations

2003 vs 2002

Foods reported a consolidated net sales and services of ₱23.4 billion for the fiscal year ended September 30, 2003 a 10.7% increase over the same period last year despite the depressed economic conditions prevailing in the region and highly competitive environment. Revenue growth was spearheaded by the solid performance of its core business Branded Consumer Foods Group, particularly its international operations in Southeast Asia. In addition, the Company's agro-industrial and commodity food group operations likewise posted a modest increase in revenue.

URC's gross margin improved by 10.0% to ₱6.0 billion compared to the same period last year of ₱5.5 billion. However, income from operations was lower by 14.7% to ₱1.5 billion due to higher operating expenses. Operating expenses increased by 21.5% to ₱4.6 billion as a result of expanding regional operations and sustained marketing activities.

Net income for fiscal year 2003 is up by 12.7% to ₱1.4 billion from last year's ₱1.3 billion resulting in earnings per share of ₱0.84 better than last year's ₱0.74.

Real estate and hotels generated total gross revenues of ₱4.10 billion for fiscal year 2003, an increase of 6% from ₱3.85 billion of total gross revenues for fiscal year 2002. RLC's Commercial Centers Division contributed 57% to the Company's gross revenues. Operating profit for the year was ₱982.6 million, an increase of 17% from ₱842.8 million the previous year. RLC's net income increased by 20% to ₱721 million compared to ₱600 million for the same period last year.

The Commercial Centers Division accounted for ₱2.34 billion of the real estate revenues for the year, as against ₱2.02 billion last year. The 16% increase in revenues of the Commercial Centers Division is due to the improved rental of space in existing malls in Ermita, Pampanga, Iloilo and Pasig, and the excellent take-up of new malls opened in Sta. Rosa, Cagayan De Oro and in Dasmarinas, Cavite.

The Company's High Rise Buildings Division realized gross revenues of ₱908 million, down by 9% from ₱999 million last year due to the completion Robinsons Place Residences, the twin tower project in Ermita, Manila and the Robinsons Equitable Tower. New projects (Bloomfields and Galleria Regency), however, started to contribute higher level of realized profits this year. The Division continues to enjoy stable recurring lease income from three of its office buildings, Galleria Corporate Center, Robinsons Equitable Tower and Robinsons Summit Center and a condominium, the Robinsons Place Residences. Rental income from these four buildings amounted to ₱133.3 million compared to ₱72.1 million over the same period last year on account of improved occupancy at Robinsons Summit Center. RLC will launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱565.4 million, a decrease of 19% from ₱697.2 million in revenues for the same period last year due to the closure of Manila Midtown Hotel on May 31, 2003. The remaining hotel properties, however, continue to enjoy satisfactory occupancy rates inspite of the slump in the industry.

The Housing and Land Development Division reported gross revenues of ₱285.5 million as against ₱135.7 million for the same period last year or an increase of 110%. The higher level of completion of existing projects resulted to better realized profits.

Telecommunications revenues rose to ₱6.47 billion for the year ended December 31, 2003 or a 15.5% increase from ₱5.60 billion for the year ended December 31, 2002. The increase was attributable to the ₱1.04 billion revenue by the wireless segment of the Company's business; that is, ₱300.4 million in DMPI and ₱743.8 million included in wireline voice revenue. This was partially affected by a drop in local toll revenue by 69.5% due to the increase in non-metered subscribers and domestic toll revenue by 16% brought about by the unabated growth in Short Messaging Services offered by CMTS providers. In addition, monthly recurring charges consisting of line rentals and foreign currency adjustments and installation charges also declined by 13.0% and 22.1%, respectively, in 2003. Data and internet services revenue remained flat between 2003 and 2002 contributing ₱340.9 million and ₱354.2 million, respectively, to DIGITEL 's consolidated revenues.

Costs and expenses ballooned to ₱7.01 billion for the year ended December 31, 2003, or a 61.6% increase from ₱4.35 billion for the year ended December 31, 2002. The increase is largely due to the costs and expenses of the wireless services segment amounting to ₱2.50 billion; i.e. ₱816.8 million in DMPI and ₱1.69 billion included in wireline voice segment. Primarily, this consisted of marketing, selling and cost of sales, network related expenses and staff-related and other administrative expenses.

As a result of the foregoing, DIGITEL incurred operating loss of ₱539.6 million in 2003 compared to operating income of ₱1.25 billion in 2002. It registered a net loss of ₱1.26 billion in 2003 as against net income of ₱112.6 million in 2002.

Air transportation revenues grew by 18.1% to ₱6.09 billion for the year ended December 31, 2003 from last year's ₱5.16 billion mainly due to improved domestic operations. On the other hand, operating expenses also increased by 18.4% due to the regional operations. This resulted to the decrease in operating income by 32.3% to ₱22.51 million as against last year's ₱33.24 million. In addition, provision for income tax significantly increase, from ₱2.45 million in 2002 to ₱5.78 million in 2003. Thus, net income substantially decreased by 50.7% to ₱12.40 million as against last year's net income of ₱25.17 million.

Petrochemicals revenues amounted to ₱6.71 billion for the fiscal year ended September 30, 2003, up by 54.4% over last year's ₱4.35 billion. With improved sales and lower interest charges, net losses decreased to ₱119 million in 2003 from last year's net loss of ₱847 million.

Textiles revenues slightly decreased by 6.4% to ₱2.04 billion for the year ended September 30, 2003 against last year's ₱2.18 billion. However, gross profit substantially increased to ₱282 million, 83.84% above from last year's ₱153 million due to higher selling prices and decrease in cost of sales. Last year's net loss of ₱83.8 million was recovered to this year's net income of ₱70.9 million.

Financial services, Robinsons Savings Bank generated net earnings after tax of ₱132.1 million for the year ended December 31, 2003, decreased by 15.8% from last year's net income of ₱157.0 million. As of December 31, 2003, total resources down to ₱5.31 billion from last year's ₱6.21 billion. Loans slightly improved to ₱1.96 billion from last year's ₱1.90 billion while deposits decline to ₱3.85 billion from last year's ₱4.89 billion. **JG Summit Capital Markets Corporation** generated revenues of ₱249.5 million for the year ended December 31, 2003, slightly down by 4.3% from last year's revenues of ₱260.6 million. Net profit substantially dropped by 44.5% to ₱41.7 million for the year ended December 31, 2003 from last year's net profit of ₱75.1 million, mainly attributable to higher interest charges and income tax. As of December 31, 2003, total assets stood at ₱3.81 billion, significantly grew by 45.2% from last year's ₱2.63 billion mainly due to increase in trading account securities.

Other Business Interests, Printing revenues were posted at ₱135.9 million for the year ended December 31, 2003, up by 21.8% from last year's ₱173.8 million. Net profit remained flat at ₱0.9 million with 0.2% growth from last year. **Cambridge Electronics Corporation (CEC)** ceased commercial operation in July 11, 2003. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003.

Equity earnings were reported at ₱720.4 million for the year ended December 31, 2003, up by 18.9% from last year's equity earnings of ₱649.7 million.

First Private Power Corporation (FPPC), reported a net income of ₱1.03 billion, a 37.6% increase from last year's ₱750.71 million, mainly due to the gain on sale of investment amounting to ₱127.31 million and the substantial decrease of operating expenses by 45.3% to ₱7.09 million in 2003 as against ₱12.97 million in 2002.

UIC, Ltd. posted a net loss of S$121.61 million in 2003 from a net loss of S$134.23 million in 2002. This includes exceptional loss of S$187.50 million and S$206.96 million in 2003 and 2002, respectively, due to the deficit on revaluation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2003 is S$65.88 million down by 9.4% from last year's S$72.73 million. The decrease was due mainly to lower rental income and loss on sale of associated companies partially offset by lower tax expense.

UIC, Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

2002 vs 2001

Foods generated consolidated net sales and services of ₱21.2 billion for the fiscal year ended September 30, 2002, up by ₱2.3 billion or 12.0% over last year's ₱18.9 billion net sales and services. Despite the economic slowdown in 2002, revenue growth was attained due to the continued solid performance of its core business, branded consumer foods group, particularly its international operations in Southeast Asia and China. Likewise, the Company's agro-industrial and commodity food group operations posted substantial increase in revenue.

URC's gross profit margins increased by ₱170.7 million or 3.2%, to ₱5.5 billion in fiscal year 2002 from ₱5.3 billion in fiscal year 2001. Income from operations also grew from ₱1.4 billion to ₱1.7 billion, translating into a 26.7% increase. This is attributable to URC's sustained marketing activities, continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income for fiscal year 2002 increased by ₱192.9 million, or 18.2% to ₱1.3 billion from last year's ₱1.1 billion.

Real estate and hotels revenues were ₱3.85 billion for fiscal year 2002, an impressive increase of 13.1% from ₱3.41 billion of total gross revenues for fiscal year 2001. The growth is largely attributed to the consistent high-level performance of RLC's Commercial Centers Division which contributed 53% to the Company's gross revenues.

Operating profit for the year was ₱842.8 million, a decrease of 21% from ₱1.07 billion the previous year due to additional depreciation amounting to about ₱406 million which resulted from the change in depreciable life of building and improvements from 33 years to 20 years. The adjustment was made to better reflect the estimated period during which these assets will remain in service.

RLC's net income decreased by 25% to ₱600.1 million compared to ₱801.8 million for the same period last year on account of increased depreciation.

Revenues of the Commercial Centers Division amounted to ₱2.02 billion as against ₱1.49 billion last year. The 36% improvement is due to the improved rental of space in existing malls and the excellent take-up of new malls opened in Iloilo, Pampanga, Novaliches and Pasig.

RLC's High Rise Building Division realized gross revenues of ₱999 million, up by 17% from ₱855 million last year. The unprecedented growth is largely due to the success of Robinsons Place Residences, the twin tower project in Ermita, Manila. Additionally, the Division continues to enjoy recurring lease income from three of its office buildings. Rental income from these three buildings amounted to ₱72.1 million compared to ₱49.5 million over the same period last year. RLC will launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱697.2 million, a decrease of 7.3% from ₱751.9 million in revenues for the same period last year. RLC's hotel, however, continue to enjoy satisfactory occupancy rates inspite of the slump in the industry.

The Housing and Land Development Division reported gross revenues of ₱135.7 million as against ₱305.2 million for the same period last year or a decline of 56%. The division's operations have been affected by the unfavorable outlook of the housing industry as a whole.

Telecommunications revenues dropped to ₱5.60 billion for the year ended December 31, 2002 or a 14.05% decrease from ₱6.52 billion for the year ended December 31, 2001. The drop in revenues is attributable to the decline in fixed – line revenues. Largely, this is due to the decrease in local and domestic toll traffic resulting from the growing popularity of the Short Messaging Service offered by CMTS providers. Local and domestic toll revenues declined to ₱180.0 million and ₱1.14 billion or by 15.5% and 14.0% respectively, in 2002. In addition, monthly recurring charges consisting of line rentals and foreign currency adjustments and installation charges also declined to ₱2.04 billion and ₱92.0 million or by 6.8% and 29.2% respectively, in 2002. The drop in revenue was also brought, in part, by Digitel's recognition in 2001 of additional international toll revenues arising from access charges claimed from a local carrier for terminating inward international calls to the Company's fixed line subscribers. Data and internet services revenue remained flat between 2002 and 2001 contributing ₱354.2 million and P 358.4 million respectively, to consolidated revenues.

DIGITEL's operating expenses decreased to ₱4.35 billion for the year ended December 31, 2002, or a 14.4% decrease from ₱5.08 billion for the year ended December 31, 2001. The decrease is attributable to lower depreciation and amortization expenses primarily due to fully depreciated assets by the end of 2001. In addition, lower provisions for doubtful accounts were booked due to improved collections on inter-carrier accounts. Advertising and promotion likewise declined substantially as a result of the discontinued thematic campaign initiated in 2001. Partially offsetting these decreases are (a) increase in rental arising from data business expansion (b) higher employee-related expenses and (c) incremental outside service costs associated with DIGITEL's additional network and customer center facilities.

As a result of the foregoing, DIGITEL generated operating income of ₱1.25 billion in 2002. This posted a 12.6% decrease from ₱1.43 billion in 2001. It registered net income of ₱112.6 million in 2002 as against a net income of ₱157.2 million in 2001.

Air transportation revenues improved by 37.1% to ₱5.16 billion for the year ended December 31, 2002 from last year's ₱3.76 billion. Such improvement was mainly attributed to international operations that started in November 2001. However, operating expenses significantly increased also due to the international flight operations, which decreased operating income to ₱33.2 million from last year's ₱61.9 million. On the other hand, net income went up by 23.4% to ₱25.2 million for the year ended December 31, 2002 as a result of decrease in provision for income tax by 93.7%, to ₱2.4 million in 2002 as against ₱38.7 million in 2001.

Petrochemicals revenues amounted to ₱4.35 billion for the fiscal year ended September 30, 2002, up by 9.7% over last year's ₱3.96 billion. With improved sales and lower interest charges, net losses for 2002 were narrowed to ₱0.85 billion from last year's net loss of ₱1.09 billion.

Textiles revenues went up to ₱2.18 billion for the fiscal year ended September 30, 2002, or a 5.4% increase over last year's ₱2.06 billion. Despite slight improvement in revenues, textiles business swung to a year loss of ₱83.8 million for the fiscal year ended September 30, 2002 compared to last year's net profit of ₱147.6 million due to lower gross profit, higher freight and selling expenses and booking of provision for inventory obsolescence.

Financial services, Robinsons Savings Bank generated net earnings after tax of ₱157.0 million for the year ended December 31, 2002, significantly increased from last year's net income of ₱75.2 million. As of December 31, 2002, total resources substantially grew to ₱6.21 billion from last year's ₱2.99 billion due to acquisition of additional branches in 2002. Loans improved to ₱1.90 billion from last year's ₱1.51 billion while deposits grew to ₱4.89 billion from last year's ₱1.10 billion. **JG Summit Capital Markets Corporation** generated revenues of ₱260.6 million for the year ended December 31, 2002, slightly down by 1.0%

from last year's revenues of ₱258.6 million. Despite slight drop in revenues, net profit soared to ₱74.8 million for the year ended December 31, 2002 from last year's net profit of ₱22.8 million, mainly attributable to lower interest charges. As of December 31, 2002, total assets stood at ₱2.63 billion, slightly up by 7.4% from last year's ₱2.45 billion.

Other Business Interests, Electronics revenues were reported at ₱495.2 million, down by 40.7% from last year's ₱835.4 million due to lower sales volume and average selling price. Net loss for the year ended September 30, 2002 increased by 17.8% to ₱40.4 million from last year's ₱34.3 million. **Printing** revenues were posted at ₱173.8 million for the year ended December 31, 2002, up by 13.8% from last year's ₱152.6 million. Net profit grew by 4.2% to ₱0.9 million in 2002.

Equity earnings were reported at ₱649.7 million for the year ended December 31, 2002, up by 28.7% from last year's equity earnings of ₱504.6 million.

UIC, Ltd. posted a net loss of S$134.23 million in 2002 from a net loss of S$21.51 million in 2001. This includes exceptional loss of S$206.96 million and S$77.59 million in 2002 and 2001, respectively, due to the deficit on revaluation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2002 is S$72.73 million, up by 29.7% from last year's S$56.08 million. The improvement in profit was primarily a result of lower finance costs and provision for foreseeable losses in properties held for sale.

UIC, Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

2001 vs 2000

Foods registered a consolidated net sales of ₱18.9 billion for the fiscal year ended September 30, 2001, a 20.2% increase over last year's ₱15.7 billion net sales. Revenue growth was attributed to the impressive performance of the branded consumer foods, complemented by the company's international operations in Southeast Asia and China. In addition, the company's farm, feeds, flour and sugar operations have also posted substantial increase in revenue.

URC's gross profit margins posted an increase of 21.1% to ₱5.3 billion. Income from operations also showed significant improvements from ₱1.3 billion to ₱1.4 billion, translating into a 5.4% increase. This is attributable to URC's continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income figures as of end of fiscal year 2001 is up by 22.4% from last year's ₱867.5 million to ₱1.1 billion.

Real estate and hotels revenues increased to ₱3.4 billion for the fiscal year ended September 30, 2001, up by 13% from last year's ₱3.0 billion. Operating income for the year ended 2001 likewise improved by 8% from ₱0.99 billion last year to ₱1.07 billion this year. Net income grew by 19% to ₱801.8 million from ₱674.4 million in 2000 due to lower operating and interest expenses.

The Commercial Centers Division accounted for ₱1.5 billion of the real estate revenues for the year. This 16% improvement from last year's ₱1.3 billion was due mainly to rental improvements from the Company's malls.

RLC's High-rise Division realized gross revenues of ₱805.8 million, a substantial 59% increase from ₱506.8 million of last year. The growth continued to be led by the successful twin-tower Robinsons Place Residences along Padre Faura Street in Ermita, Manila. RLC enjoys stable recurring lease income from two of its office buildings (Galleria Corporate Center and Robinsons-Equitable Tower, both of which have become the choice corporate addresses of reputable multinational and domestic companies.

The Hotels Division generated revenues of ₱751.9 million, reflecting a slight improvement from last year's ₱745.6 million. The Company's hotels and apartelle registered the following average occupancy rate during the period: Manila Galleria Suites at 68%, Manila Midtown Hotel at 62%, Cebu Midtown Hotel at 79% and Robinsons Apartelle at 52%. The Group is hopeful that domestic and international tourist arrivals will increase in the near future.

The realized gross revenues from RLC's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corporation, was ₱305.2 million as against last year's ₱440.8 million.

Telecommunications revenues rose to ₱6.52 billion for the year ended December 31, 2001 or a 35.1% increase from ₱4.82 billion for the year ended December 31, 2000. DITSI, a wholly owned subsidiary, contributed ₱246.3 million to the year 2001 consolidated revenues.

The growth in fixed-line revenues is attributable mainly to the combined effects of (a) growth in the number of telephone lines connected from 365,476 in 2000 to 403,254 in 2001; (b) currency related adjustments in service rates resulting from the depreciation of the peso relative to the US dollar; and (c) the establishment of direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was partially offset by the negative impact on domestic toll revenues of the popularity of Cellular Mobile Telephone System (CMTS). DITSI's revenue contribution in 2001 primarily consisted of data, internet and other network services.

Operating and general expenses on a consolidated basis for 2001 increased to ₱5.08 billon from ₱1.51 billion last year. The increase is attributable to (a) higher provision for doubtful accounts, (b) increase in rental of buildings and facilities, equipment and utilities arising form data business expansion; (c) higher employee-related compensation and benefit packages and skills training program; (d) increase in maintenance expenses primarily due to increased repairs and maintenance of existing facilities and equipment including the contracted maintenance agreements for computerized systems and (e) incremental costs associated with DIGITEL's sales and marketing thrusts.

Consolidated depreciation and amortization expenses for the year ended December 31, 2001 increased to ₱2.92 billion increase from ₱2.09 billion for 2000 due to an increase in the Company's depreciable asset base resulting form the completion of major expansion projects and continuing investments in telecommunication facilities.

Considering the factors above, DIGITEL generated consolidated operating income of ₱1.43 billion in 2001. This posted a 17.2% increase from ₱1.22 billion in 2000. DIGITEL registered a consolidated net income of ₱157.2 million in 2001 against a net income of ₱4.7 million in 2000.

Air Transportation revenues for the year ended 2001 increased by 28.4% from ₱2.93 billion in 2000 to ₱3.76 billion in 2001. It registered a net income of ₱20.40 million for 2001 compared to last year's ₱24.9 million. Revenues from domestic flights improved as Cebu Pacific flies to and from 12 major cities in the country. It started flying internationally to Hong

Kong in late November 2001. Cebu Pacific intends to fly to other Asian cities in 2002, which will definitely be a revenue contributor in the coming years.

Cebu Pacific became a wholly owned subsidiary of JG Summit with the acquisition of its 51% outstanding capital in September 2001. As of year-end December 3,1 2001, the accounts of Cebu Pacific have been consolidated in JG Summit's financial statements.

Petrochemicals revenues of JG Summit Petrochemicals Corporation were posted at ₱3.96 billion, up by 1.03% over the same period last year. Net loss for 2001 reached ₱1.05 billion compared to last year's net loss of ₱625.3 million. Flat sales, increased operating expenses due to higher depreciation and interest charges caused the further dip in its operations. Total sales reached 117,601 metric tons of combined polypropylene (PP) and polyethylene (PE) products. JGSPC was the overall market leader among the local manufacturers of PP and PE.

Textiles revenues of LMI's and Westpoint Industrial Milling Corporation for fiscal year 2001 increased by 14.7% to ₱2.06 billion from last year's ₱1.80 billion. This is a significant improvement for the Company's textile business as its revenue growth for the previous years remained flat, due mainly to the glut in the textile industry then. Net income for the year substantially increased by 54.7% from ₱95.4 million in 2000 to ₱147.6 million in 2001. Increased sales volume, attributable to Swift-Litton Alliance, a joint venture with Swift Denim USA, reduced production costs and operating expenses contributed to its improved performance.

Financial services, Robinsons Savings Bank generated net earnings after tax of ₱75.2 million for the year ended December 31, 2001, a 77.7% increase from the same period last year. Total resources grew to ₱2.99 billion as of December 31, 2001, while loans improved to ₱1.51 billion. Deposits grew to P1.10 billion, a 63.7% growth from ₱674.1 million in 2000. **JG Summit Capital Markets Corporation** generated revenues of ₱258.7 million, with total assets of ₱2.45 billion as of December 31, 2001.

Other Business Interests, Electronics revenues were reported at ₱835.4 million, up by 34.9% from last year's ₱619.4 million. **Printing** revenues were posted at ₱152.6 million, slightly down by 2.8% from ₱157.0 million last year.

Equity earnings declined to ₱504.6 million, down by 46.3% over last year's ₱393.2 billion.

UIC, Ltd. Excluding the asset revaluation deficit, the attributable profit from operations is S$56.35 million which is 22% below that of the previous year. This decline is primarily a result of S$15 million provision for residential properties at the Singapore land level, lower rental income and property impairment provision in an associated company. Average rental rates of the Group's investment properties continued to decline amidst the downturn in the Singapore economy.

FPPC registered a net income of ₱798.9 million in 2001 compared to ₱1.07 billion in 2000 mainly from equity earnings in its investments in Bauang Private Power Corporation and Panay Power Corporation.

Toledo Power Corporation posted a net income of ₱97.6 million in 2001 as against last year's ₱128.3 million.

FINANCIAL RESOURCES AND LIQUIDITY

2003 vs 2002

As of December 31, 2003, the Company's balance sheet remains solid, with consolidated assets of ₱173.22 billion, an increase of 19.7% from last year's ₱144.66 billion. Current ratio stood at 1.50:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.73:1 as of December 31, 2003 from last year's 0.65:1, though financial debt to equity ratio increased to 1.38:1 in 2003 from 1.00:1 in 2002.

Cash & cash equivalents totaled ₱10.03 billion as of December 31, 2003, up by 24.5% from last year's ₱8.06 billion. The principal sources of cash were from financing activities amounting to ₱24.8 billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and debt refinancing. Temporary cash investments, which consist mostly of investments in debt securities, went up by 143.8%. This is due to additional investments in dollar bonds by URC and JG Philippines. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from ₱19.49 billion to ₱37.90 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables grew to ₱16.23 billion as of December 31, 2003 from last year's ₱14.70 billion mainly due to higher accrued interest from outstanding investments.

Inventories slightly decrease by 3.9% from ₱8.86 billion as of December 31, 2002 to ₱8.52 billion as of December 31, 2003.

Equity investments and advances remained flat with a minor increase of 5.7% from ₱16.92 billion in 2002 to ₱17.88 billion as of December 31, 2003. The equity income taken up by the Company during the year amounted to ₱720.4 million.

Investment in real properties rose by 9.66% from ₱15.19 billion as of December 31, 2002 to ₱16.65 billion as of December 31, 2003 due to aggressive construction of various mall projects of the real estate business of the Company.

Property, plant and equipment went up by 11.7% from last year's ₱60.84 to ₱67.93 as of December 31, 2003. The growth was attributable mainly to intensified capital structure build-up of DIGITEL caused by its undertaking into the mobile phone business.

Other assets went down by 26.0% from ₱7.03 billion as of December 31, 2002 to ₱5.20 billion as of December 31,2003 mainly due to adoption of SFAS 38 / IAS 38 which requires expenditures on start up and research be expensed as incurred. Accordingly, certain subsidiaries changed the method of accounting for developmental and preoperating expenses and reversed this unamortized portion to conform to the standard.

Accounts payable slightly grew by 6.2% from ₱15.44 billion as of December 31, 2002 to ₱16.40 billion as of December 31, 2003 due to higher trade payables.

Notes payable substantially increased by 11.3% from ₱10.00 billion as of December 31, 2002 to ₱11.13 billion as of December 31, 2003 due to additional short-term loans obtained from foreign and local banks.

Long-term debt, including current portion, considerably increased by 50.4% from ₱45.99 billion as of December 31, 2002 to ₱69.16 billion as of December 31, 2003, due to issuance of $425 million bonds and additional borrowings from foreign and local banks. The issuance of bonds and availment of loans are partially offset by maturity of the outstanding balance of bonds in December 2003.

Total liabilities, excluding minority interest, increased by 31.5% from ₱78.87 billion as of December 31, 2002 to ₱103.74 billion as of December 31, 2003.

Minority interest in consolidated subsidiaries grew by 14.7% from ₱9.81 billion as of December 31, 2002 to ₱11.25 billion as of December 31, 2003 due to conversion of advances to equity.

Stockholders' equity stood at ₱58.23 billion as of December 31, 2003, a 4.0% improvement from last year's ₱55.98 billion. Book value per share improved from ₱8.24 per share as of December 31, 2002 to ₱8.57 a share as of December 31, 2003.

2002 vs 2001

As of December 31, 2002, the Company's balance sheet remains solid, with consolidated assets of ₱144.66 billion, an increase of 3.5% from last year's ₱139.74 billion. Current ratio stood at 1.10:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.65:1 as of December 31, 2002 from last year's 0.70:1 and financial debt to equity ratio of 1.00:1, slightly decrease from last year's 1.10:1.

Cash & cash equivalents totaled ₱8.06 billion as of December 31, 2002, up by 132.7% from last year's ₱3.46 billion. The principal sources of cash were from operating activities amounting to ₱12.8 billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and payment of short-term borrowings. Temporary cash investments, which consist mostly of investments in debt securities, went down by 34.4%. This is due to termination of cash investments to pay-off short-term obligations. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱20.88 billion to ₱19.49 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables remained flat at ₱14.70 billion as of December 31, 2002, up by 1.5% from last year's ₱14.48 billion mainly due to higher trade receivables.

Inventories-net fell by 12.9% from P10.18 billion as of December 31, 2001 to ₱8.86 billion as of December 31, 2002 as costs of completed high-rise units amounting to ₱1.63 billion were reclassified to Investment in Real Properties.

Equity investments and advances remained flat with a slight decrease of 2.6% from ₱17.38 billion in 2001 to ₱16.92 billion in 2002. Although equity income taken up by the Company during the year amounted to ₱649.7 million, the account declined due to the offsetting effect of the sale of stake in Toledo Power Corporation and reclassification of advances to receivables.

Investment in real properties-net soared 14.5% from ₱13.27 billion as of December 31, 2001 to ₱15.19 billion as of December 31, 2002 due to reclassification of costs of high-rise completed units. Aggressive construction of various mall projects of real estate business of the Company also contributed to the upsurge.

Property, plant and equipment went up by 6.6% from last year's ₱57.05 billion to ₱60.84 as of December 31, 2002. The growth was attributable to intensified capital structure build-up of

DIGITEL caused by its undertaking into the mobile phone business and due to expansion of URC's packaging and flourmill plant facilities.

Other assets went up by 43.5% from ₱5.16 billion as of December 31, 2001 to ₱7.41 billion as of December 31, 2002 mainly due to DIGITEL's investment in escrow account representing US dollar time deposits and money market funds with a foreign bank. This investment is exclusively reserved for GSM-related projects.

Accounts payable grew by 33.7% from ₱11.55 billion as of December 31, 2001 to ₱15.44 billion as of December 31, 2002 mainly due to increased payables relative to increased deposit liabilities following the expansion of Robinsons Savings Bank branch network.

Notes payable dropped by 11.8% from ₱11.34 billion as of December 31, 2001 to ₱10.00 billion as of December 31, 2002 due to payments of foreign currency denominated short-term borrowings.

Long-term debt, including current portion, decreased slightly by 2.1% from ₱46.97 billion as of December 31, 2001 to ₱45.98 billion as of December 31, 2002, as the Company paid outstanding balance of US$ 200 million Global Medium Term Notes in May 2002. The payment, however, was partially offset by the issuance of US$ 100 million medium-term guaranteed note in January 2002 and the additional borrowing from a local bank to finance the expansion of URC's packaging plant facilities.

Total liabilities, excluding minority interest, increased by 5.2% from ₱74.98 billion as of December 31, 2001 to ₱78.87 billion as of December 31, 2002.

Minority interest in consolidated subsidiaries dropped by 13.05% from ₱11.29 billion as of December 31, 2001 to ₱9.81 billion as of December 31, 2002 due to increase in percentage of ownership of the Company in URC and RLC.

Stockholders' equity stood at ₱55.98 billion as of December 31, 2002, a 4.7% improvement from last year's ₱53.47 billion. Book value per share improved from ₱7.87 a share as of December 31, 2001 to ₱8.24 a share as of December 31, 2002.

2001 vs 2000

As of December 31,2001, the Company has consolidated assets of ₱139.74 billion, an increase of 10.3% from ₱126.7 billion at the end of 2000. Current ratio stood at 1.34:1 compared to 2.27:1 as of year-end 2000.

The Company's principal sources of cash have been net cash provided by operating and financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and additional equity investments. As of December 31, 2001, the net cash provided by operating and financing activities amounted to ₱6.20 billion and ₱7.21 billion, respectively while the net cash used in investing activities amounted to ₱15.61 billion. Cash and cash equivalents decreased by ₱2.20 billion from ₱5.67 billion in 2000 to ₱3.46 billion as of December 31, 2001. The Company does not anticipate any liquidity problems that may arise in the near future.

Receivables increased 10.3% from ₱13.13 billion in 2000 to ₱14.48 billion in 2001. Trade receivables, which accounted for 64% of the total receivables, increased by 39.5% as sales in foods, real estate and telecommunications businesses, likewise increased.

Equity investments and advances increased by 9.9% from ₱15.81 billion in 2000 to ₱17.38 billion in 2001. Equity income taken up by the Company during the year amounted to ₱504.6 million. The Company, through URC, entered into a joint venture with JOYCO Group of Spain with an investment of ₱100 million. DIGITEL also infused additional investments in its joint venture into a broadband business, DIGITEL Crossing. The Company also entered into other joint ventures in its electronics business namely Cambridge Multi-Chem Electronics Corporation, which is 50% owned by Cambridge Electronics Corporation (CEC) and Cambridge Electronics Europe, Ltd. where CEC has a 20% stake.

Property, plant and equipment increased by 6.6% from ₱57.1 billion to ₱60.8 billion. The full consolidation of Cebu Pacific accounted for about ₱2.4 billion increase in the Company's capital assets. Digitel's continuing investment in telecommunications facilities and equipment pursuant to its cellular mobile business plans also contributed substantially to the increase in the property accounts.

The Company currently anticipates capital expenditures from its operating subsidiaries of about ₱20 billion in the coming year with more than 50% of which is expected to be used in the Company's venture into the cellular mobile phone business through DIGITEL. URC expects about ₱4.3 billion capital expenditures to be used in the continuing expansion of the branded consumer foods operations in the Philippines and in the Asian region as well as its feeds, flour and packaging divisions. RLC is currently developing four malls. The Company gives no assurance that the capital expenditure plans will not change or that the amount of capital expenditures for any project or as a whole will not increase in future years from current expectations.

Total liabilities, excluding minority interest, increased by 16.2% from ₱64.53 billion to ₱74.98 billion in 2001. As earlier mentioned, the depreciation of the value of the Philippine peso has affected the Company's leverage. Due to the restatement of the Company's dollar-denominated debt into peso, the Company's long-term debt (including current portion) increased by 1.2%. Gearing ratio stood at 1.09:1 in 2001 compared with 0.98:1 in 2000. Net debt to equity was 0.70:1 in 2001 against 0.57:1 in 2000.

Accounts payable and accrued expenses increased by 12.9% due mainly to increased trade payables as cost of sales and operating expenses increase.

Notes payable went up 243.8% from ₱3.38 billion in 2000 to ₱11.34 billion in 2001 to meet increased working capital requirements. About 36% of the total short-term borrowings were hedged against the Company's temporary cash investments.

Stockholders' equity amounted to ₱53.47 billion in 2001 from ₱50.73 billion in 2000. Book value per share was at ₱7.87 a share as of year-end 2001.

PROSPECTS FOR NEXT YEAR

Over the next few years, the Company expects to invest the bulk of its capital expenditures on fast-growing industries with large markets, specifically wireless communications and data, commercial property development and branded consumer foods business in other parts of Asia. Additional capital expenditures in the Company's other business units are expected to be more extensive due to greater opportunities within these business units to continue increase asset utilization and expand returns on capital employed.

DISCLOSURE OF EFFECTS OF PESO DEPRECIATION AND OTHER CURRENT EVENTS

Refer to Management Discussion and Analysis on pages 29-42 of this report and Note 10 of the Consolidated Financial Statements.

Item 7. Financial Statements

The Consolidated financial statements and schedules listed in the accompanying Index to Financial Statements and Supplementary Schedules (pages 57-101) are filed as part this Form 17-A.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

NONE.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The names and ages of directors and executive officers of the Company are as follow:

1. DIRECTORS		
Director, Chairman Emeritus	John Gokongwei, Jr.	77
Director, Chairman and Chief Executive Officer	James L. Go	64
Director, Vice Chairman of the Board	Johnson L. Robert Go, Sr.	69
Director, President and Chief Operating Officer	Lance Y. Gokongwei	37
Director, Senior Vice President	Ignacio Gotao	75
Director	Lily G. Ngochua	72
Director	Patrick Henry C. Go	33
Director	Gabriel C. Singson	74
Director (Independent)	Ricardo J. Romulo	71
Director (Independent)	Cornelio T. Peralta	70
Director(Independent)	Jose T. Pardo	64
2. MEMBER OF ADVISORY BOARD		
Member of Advisory Board	Octavio V. Espiritu	60
Member of Advisory Board	Oscar S. Reyes	57
Member of Advisory Board	Aloysius B. Colayco	53
Member of Advisory Board	Washington SyCip	83

3. **EXECUTIVE OFFICERS**

Senior Vice President/Chief Financial Officer- Treasurer	Eugenie ML. Villena	55
Senior Vice President and Corporate Controller	Constante T. Santos	55
Corporate Secretary	Rosalinda F. Rivera	33

All of the above directors and officers have served their respective offices since the Company's formation in 1990 except for the following: Mr. John Gokongwei, Jr., Mr. James L. Go and Mr. Lance Y. Gokongwei who were appointed Chairman Emeritus, Chairman and Chief Executive Officer, and President and Chief Operating Officer, respectively, effective January 1, 2002; Mr. Gabriel C. Singson who was elected in August 1999; Mr. Patrick Henry C. Go who was appointed in January 2000; Messrs. Ricardo J. Romulo and Cornelio T. Peralta who were elected in July 2000; and Jose T. Pardo who was elected in August 2003. Among the members of the Advisory Board, Mr. Octavio V. Espiritu was appointed in November 2000 and resigned in February 2004 while Messrs. Oscar S. Reyes, Aloysius B. Colayco and Washington Sycip were appointed in August 2001.

Messrs. Ricardo J. Romulo, Cornelio T. Peralta and Jose T. Pardo are the "Independent Directors" of the Company as defined under SRC Rule 38.1.

The directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

Directors

A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

1. **John Gokongwei, Jr.**, 77, is the founder and Chairman Emeritus of JG Summit Holdings, Inc. (JGSHI). He had been Chairman of the Board of Directors and Chief Executive Officer of JGSHI until his retirement and resignation from this position effective December 31, 2001. He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently the Chairman of the Gokongwei Brothers Foundation, Inc. (GBFI); Deputy Chairman and Director of United Industrial Corporation, Ltd. (UIC) and Singapore Land, Ltd. (Singland), and a director of JG Summit Capital Markets Corporation (JGSCMC), Digital Telecommunications, Phils. Inc. (DIGITEL) and Oriental Petroleum and Minerals Corporation (OPMC). He is also a non-executive director of A. Soriano Corporation and Philex Mining Corporation. Mr. John Gokongwei, Jr. received a Masters in Business Administration from De La Salle University and attended the Advanced Management Program at Harvard University.

2. **James L. Go,** 64, is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (JGSHI). He had been President and Chief Operating Officer of JGSHI and was elected to his current position effective January 1, 2002 upon the resignation of Mr. John Gokongwei, Jr. as Chairman. As Chairman and Chief Executive Officer, he heads the Executive Committee of JGSHI. He is currently the Chairman and Chief Executive Officer of Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), Manila Midtown Hotels and Land Corporation (MMHLC), Litton Mills, Inc. (LMI), CFC Corporation (CFC), Universal Robina Sugar Milling Corporation (URSUMCO), Southern Negros Development Corporation (SONEDCO), Robinsons, Inc. and OPMC. He is also President of GBFI and a director of DIGITEL, First Private Power Corporation, Bauang Private Power Corporation, Cebu Air, Inc., Panay Electric Co., UIC, Singland, Marina Center Holdings, Inc. and JGSCMC. Mr. James L. Go received a Bachelor of Science and a Masters of Science in Chemical Engineering from Massachusetts Institute of Technology.

3. **Johnson Robert L. Go,** 69, is Vice Chairman of JG Summit Holdings, Inc. (JGSHI) and has been Executive Vice President since its formation in 1990. He is also Vice Chairman of the Board of Directors of URC. He is the President and Chief Operating Officer of URSUMCO. He is the President of MMHLC, and Vice Chairman and Executive Vice President of CFC. He is also a director of RLC, DIGITEL, JGSPC, JGSCMC and a trustee of the Gokongwei Brothers Foundation, Inc.. Mr. Johnson Robert L. Go, Sr. attended the University of the Philippines and the Advanced Management Program at Harvard University.

4. **Lance Gokongwei,** 37, is the President and Chief Operating Officer of JG Summit Holdings, Inc. (JGSHI). He had been Executive Vice President of JGSHI and was elected President and Chief Operating Officer effective January 1, 2002 upon the resignation of Mr. James L. Go as President. He is also President and Chief Operating Officer of URC, RLC, JGSPC and LMI. He is also President and Chief Executive Officer of Cebu Air, Inc. and DIGITEL, Chairman and Chief Executive Officer of Robinsons Savings Bank (RSB), President of Digital Information Technology Services, Inc. (DITSI), Vice Chairman of JGSCMC, and a director of UIC, and Singland. He is also trustee, secretary and treasurer of GBFI. Mr. Lance Y. Gokongwei received a Bachelor of Science in Economics and a Bachelor of Science in Applied Science from the University of Pennsylvania.

5. **Ignacio Gotao,** 75, is a director and Senior Vice President of JG Summit Holdings, Inc. He is also a director of RLC and CFC Corporation and a director and Senior Vice President of Manila Midtown Hotels and Land Corporation. Mr. Ignacio Gotao attended the Colegio de San Jose in Cebu City.

6. **Lily G. Ngochua,** 72, has been a director of JG Summit Holdings, Inc. since its formation in 1990. She is responsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu. Mrs. Lily G. Ngochua received a Bachelor of Arts degree from Maryknoll College.

7. **Patrick Henry C. Go,** 33, is a director of JGSHI. He is also a director and Vice President of URC and a director of RLC, CFC, JG Cement Corporation, RSB and JGSPC where he is also First Vice President for Sales and Marketing. He is a trustee of GBFI. Mr. Patrick Henry C. Go received a Bachelor of Science degree in Management from the Ateneo de Manila University and attended a General Manager Program from Harvard Business School.

8. **Gabriel C. Singson**, 75, has been a director and Senior Adviser of JG Summit Holdings, Inc. since 1999. He is the Chairman of the Board of Directors and President of JG Summit Capital Markets Corporation, director of United Industrial Corporation, Ltd., Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the Gokongwei Brothers Foundation, Inc. and of the Tan Yan Kee Foundation. He is also Chairman Emeritus of Philippine Airlines and Chairman of Great Pacific Life Insurance. He was former Governor of the Bangko Sentral ng Pilipinas (1993-1999) and President of the Philippine National Bank (1992-1993). Mr. Gabriel C, Singson obtained his LL. B degree, cum laude, from the Ateneo Law School and received his Master of Laws from the Michigan Law School as a Dewitt Fellow and Fulbright scholar.

9. **Ricardo J. Romulo,** 71, was elected director of the Company on July 26, 2000. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & De Los Angeles Law Office. Mr. Romulo is also Chairman of BASF Philippines, Inc., Federal Phoenix Assurance Company, Inc., Digital Telecommunications Phils., Inc. and InterPhil Laboratories, Inc. He is a director of SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank, IBM Philippines, Inc. and Zuellig Pharma Corporation.

10. **Cornelio T. Peralta,** 70, was elected director of the Company on July 26, 2000. He is a director of Kimberly Clark Phils. Inc., University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc., Wan Hai Lines Philippines Inc., and of CEOs Inc. and Grow Holdings Phils. Inc., where he is also one of the incorporators. He is also appointed Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. and former President of P T Kimsari Paper Indonesia.

11. **Jose T. Pardo,** 64, was elected director of JGSHI on August 6, 2003. He is presently the Chairman of Philippine Savings Bank, Associated Broadcast Corporation (ABC 5), Franchise One Corporation, and Electronic Commerce Payment Co., Inc. and Coca-Cola Bottlers Phil.,Inc. He also held positions in government as former Secretary of the Department of Finance and former Secretary of the Department of Trade and Industry. Mr. Jose T. Pardo obtained his Bachelor of Science in Commerce, Major in Accounting and his Masters Degree in Business Administration from the De La Salle University.

Members of Advisory Board

1. **Octavio Espiritu,** 60, is a member of the advisory board of JG Summit Holdings, Inc. appointed in November 2000 *and resigned in February 23, 2004*. He currently sits as a director of Bank of the Philippine Islands, International Container Terminal Services, Inc., ISM Communications Corporation, Manila Electric Company, Netvoice, Inc. and SM Development Corporation. He is also Chairman of DELPHI Group, Inc., a corporate financial advisory firm and Chairman and President of MAROV Holding Company, Inc.. He is a three-term former President of the Bankers Association of the Philippines and former President and Chief Executive Officer of Far East Bank and Trust Company.

2. **Oscar S. Reyes,** 57, is a member of the advisory board of JG Summit Holdings, Inc. appointed in August 2001 and is a director of Universal Robina Corporation. He is also a director/adviser of Pilipinas Shell Petroleum Corporation as well as other major corporations. He was Country Chairman and Chief Executive Officer of various Shell companies in the Philippines after holding various positions in the institution worldwide. He was Chairman of the Philippine Institute of Petroleum, Inc. and Director and Treasurer of the Management Association of the Philippines, trustee of Philippine Business for Social Progress, Philippine Business for the Environment and Asia-Europe Foundation of the Phils., Inc. He is the United Nations National Ambassador for HIV-AIDS in the Philippines.

3. **Aloysius B. Colayco**, 53, was appointed to the advisory board of JG Summit Holdings Inc. in August 2001 and is presently the Country Chairman for the Jardine Matheson Group in the Philippines. He is also managing director of Argosy Partners, a private equity firm. He is Chairman of Republic Cement, director of WGA, and director of the Genesis Emerging Markets Fund, a London listed investment fund. Previously, Mr. Colayco was president of AIG Investment Corporation in New York, the AIG subsidiary responsible for managing the Group's investment portfolios outside the US (primarily Europe, Asia, Latin America, the Middle East and Africa).

4. **Washington SyCip**, 83, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is the founder of The SGV Group, a firm of auditors and management consultants, with operations throughout East Asia. He is also Chairman, Board of Trustees and Governors of the Asian Institute of Management, Chairman of the Asia Pacific Advisory Committee of the New York Stock Exchange, member of Board of Overseers, Columbia University's Graduate School of Business and member of the International Advisory Board of American International Group and Harvard University Asia Center. He received the Management Man of the Year conferred by the Management Association of the Philippines and Ramon Magsaysay Award for International Understanding.

Executive Officers

1. **Eugenie ML Villena,** 55, is Senior Vice President and Chief Financial Officer-Treasurer of JG Summit Holdings, Inc. where she is responsible for finance and treasury operations. She is also Senior Vice President–Chief Financial Officer of URC. Prior to joining the Company in 1980, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities, Co., Inc. She is a member of the Financial Executives Institute of the Philippines. Mrs. Eugenie ML. Villena received her Bachelor of Science in Business Administration and a Masters in Business Administration from the University of the Philippines.

2. **Constante T. Santos,** 54, is Senior Vice President– Corporate Controller of JG Summit Holdings, Inc., where he is responsible for accounting and other controllership functions. He is also Senior Vice President– Corporate Comptroller of URC and RLC. Prior to joining the Group, he practiced public accounting with SyCip, Gorres, Velayo & Co. in the Philippines and Ernst & Whinney in the United States. He is a member of the Philippine Institute of Certified Public Accountants. Mr. Constante T. Santos received his Bachelor of Science in Business Administration from the University of the East and attended the Management Development Program at the Asian Institute of Management.

3. **Rosalinda F. Rivera**, *33*, was appointed Corporate Secretary of the Corporation on August 6, 2003 and has been Assistant Corporate Secretary since August 2002. She is also Corporate Secretary of URC, RLC, JGSPC, CFC and JG Cement Corporation. Prior to joining the Group, she was a Senior Associate in Puno and Puno Law Offices. Ms. Rosalinda F. Rivera received a degree of Juris Doctor from the Ateneo de Manila University School of Law and a Masters of Law in International Banking from the Boston University School of Law.

SIGNIFICANT EMPLOYEE

There are no persons who are not executive officers of the Company who are expected to make a significant contribution to the business.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS WHICH OCCURRED DURING THE PAST FIVE YEARS.

None.

FAMILY RELATIONSHIPS

1. Messrs. James L. Go and Johnson Robert Go are brothers of John Gokongwei, Jr.
2. Mr. Lance Y. Gokongwei is the son of John Gokongwei, Jr.
3. Ms. Lily Ngochua is the sister of John Gokongwei, Jr.
4. Mr. Patrick Henry C. Go is the nephew of John Gokongwei, Jr.

Item 10. Executive Compensation

The aggregate compensation of executive officers and directors of the Company for the last 3 years and projected for the ensuing year (2004) are as follows:

	ACTUAL					
				2003		
	Salary	Bonus	Others	**Total**	2002	2001
A. CEO and Four (4) most highly compensated Executive officer	₱36,979,800	₱800,000	₱1,825,000	₱39,604,800	₱39,085,018	₱39,891,497
All directors and executive officers as a group unnamed	₱55,625,267	₱3,700,000	₱2,045,000	₱61,370,267	₱46,969,068	₱47,242,205

	PROJECTED 2004			
	Salary	Bonus	Others	Total
A. CEO and Four (4) most highly compensated Executive officer	₱39,753,285	₱800,000	₱1,825,000	₱42,378,285
All directors and executive officers as a group unnamed	₱59,797,162	₱3,700,000	₱2,045,000	₱65,542,162

The following are the five (5) highest compensated directors/or executive officers of the Company; 1. Chairman Emeritus- John Gokongwei, Jr.; 2. Director, Vice Chairman and Executive Vice President - Johnson Robert L. Go; 3. Director, Chairman and CEO – James L. Go; 4. Director, President and COO– Lance Y. Gokongwei; and 5. Executive Officer – Ignacio Gotao.

Standard or Other Arrangements Pursuant to which any Director of the Company was Compensated

Each of the Directors of the Company are paid a director's fee of ₱8,000 for every board meeting attended.

Terms and Conditions of any Employment Contract or any Compensatory Plan or Arrangement between the Company and the Executive Officers.

None.

Outstanding Warrants or Options Held by the Company's CEO, the Executive Officers and Directors.

None.

Item 11. Security Ownership of Certain Beneficial Owners and Management

As of December 31, 2003, the Company is not aware of anyone who beneficially owns in excess of 5% of JG Summit's capital stock except as set forth in the table below:

(1) SECURITY OWNERSHIP OF CERTAIN RECORD AND BENEFICIAL OWNERS

Class	Names and Addresses of Record/beneficial owner	Amount and nature Record/beneficial Ownership("r"or"b")		% to Total
Common	John Gokongwei, Jr. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City	1,875,481,099[1]	r	27.59%
Common	Gokongwei Brothers Foundation, Inc. [2] 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City	1,129,135,267	r	16.61%
Common	Equitable PCI Bank No. 203-78848-4[3] Equitable PCI Bank Tower 1, Makati Ave. cor H.V. dela Costa St., Makati City	1,033,319,225	r	15.20%
Common	PCD Nominee Corporation (Filipino) [4] GF MKSE Building 6767 Ayala Avenue, Makati City	770,025,239	r	11.33%

1 Sum of shares in the name of "John Gokongwei, Jr." and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

2 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John Gokongwei, Jr.

3 Equitable PCI Bank is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Company.

4 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Company's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private company organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, ING Securities (Phils.), Inc. holds for various trust accounts 621,046,941 shares representing 9.14% of the Company's outstanding capital stock as of December 31, 2003. The securities are voted by the trustee's designated officers who are not known to the Company.

(2) SECURITY OWNERSHIP OF MANAGEMENT AS OF DECEMBER 31, 2003:

Class	Names of shareholder	Position	Amount and nature of Ownership	% to Total
A. Named Executive Officers [1]				
Common	1. John Gokongwei, Jr.	Chairman Emeritus	1,875,481,099[2]	27.59%
Common	2. James L. Go	Chairman and CEO, Director	196,616,656	2.89%
Common	3. Johnson Robert L. Go	Vice Chairman, Director	239,669,172	3.53%
Common	4. Lance Y. Gokongwei	President and COO, Director	235,513,855[3]	3.46%
Common	5. Patrick Henry C. Go	Director	93,500	*
	Sub-Total		2,547,374,282	37.48%
B. Other Directors and Executive Officers				
Common	6. Lily Ngochua	Director	74,391,775	1.09%
Common	7. Ignacio Gotao	SVP, Director	29,882,114	*
Common	8. Gabriel C. Singson	Director	1	*
Common	9. Jose T. Pardo	Director (Independent)	1	*
Common	10. Ricardo J. Romulo	Director (Independent)	1	*
Common	11. Cornelio T. Peralta	Director (Independent)	11,000	*
	Sub-Total		104,284,892	1.53%
C. All directors and executive officers as a group unnamed			2,651,659,174	39.01%

1 Chief Executive Officer and four (4) most highly compensated executive officers as of December 31, 2003

2 Sum of shares in the name of "John Gokongwei, Jr." and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

3 Sum of shares in the name of "Lance Gokongwei," and "Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 668,575 and 234,845,280 shares, respectively.

* Less than 1%.

(3) VOTING TRUST HOLDERS OF 5% OR MORE

As of December 31, 2003, there are no persons holding more than 5% of a class under a voting trust or similar agreement.

(4) CHANGES IN CONTROL

None

Item 12. Certain Relationships and Related Transactions

The Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with other affiliated companies, consisting principally of sales, purchases and advances made and obtained.

PART IV - EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits

The other exhibits, as indicated in the Index to Exhibits are either not applicable to the Company or require no answer.

(b) Reports on SEC Form 17-C

The following are the reports filed on SEC Form 17-C during the last six months prior to December 31, 2003:

Date of Report	Items Reported
August 6, 2003	1. Notice of Cash Dividend Declaration 2. Election of Officers, Members of the Advisory Board, Members of Executive Committee of the Board and Members of the Governance Committees of the Corporation. 3. Election of Members of the Board of Directors.
August 12, 2003	Clarification of News Article entitled "JG to invest P1.6B for food unit, URC, top revenue driver."
October 13, 2003	October 10, 2003 Clarification of Business World (Internet Edition) news article entitled "JG Summit unit gets OK to hike capital."
November 28, 2003	Letter to SEC in compliance with the SEC letter regarding SEC comments on the audited financial statements as of December 31, 2002
December 9, 2003	Clarification on the news article entitled "JG Summit loan obtains approval."

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasig on April 14, 2004.

By:

JAMES L. GO
Chairman of the Board and
Chief Executive Officer
(acts as Principal Financial Officer)

LANCE Y. GOKONGWEI
President and
Chief Operating Officer

CONSTANTE T. SANTOS
Senior Vice President and
Corporate Controller

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this APR 14 2004 day of April 2004 affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	22276977	January 27,2004	Pasig City
Lance Gokongwei	22276976	January 27,2004	Pasig City
Constante T. Santos	22295904	February 12, 2004	Pasig City
Rosalinda F. Rivera	13765581	January 13, 2004	Quezon City

JOEL G. GORDOLA
Notary Public
Until December 31, 2005
PTR No. [illegible]; 1/5/04; Q.C.

Doc. No. 726
Book No. 01
Page No. 12
Series of 04

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FORM 17-A, Item 7

* **These schedules which are required by part IV (e) of RSC Rule 68, have been omitted because they are either not required, not applicable of the information required to be presented is included in the Company's consolidated financial statements or notes to consolidated financial statements.**

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

The management of JG Summit Holdings, Inc. and Subsidiaries is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, the management maintains a system of accounting and reporting which provides for the necessary internal control to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditors: (i) all significant deficiencies in the design or operation of internal controls that could adversely affects its ability to record, process, and record financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo and Co., the independent auditors appointed by the stockholders, have examined the consolidated financial statements of the Company and its subsidiaries in accordance with generally accepted auditing standards in the Philippines and have expressed their opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

James L. Go	**Lance Y. Gokongwei**	**Constante T. Santos**
Chairman and	*President and*	*Senior Vice President and*
Chief Executive Officer	*Chief Operating Officer*	*Corporate Controller*

Subscribed and Sworn to before me this APR 14 2004 affiant(s) exhibiting to me his/her Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	22276977	January 27, 2004	Pasig City
Lance Y. Gokongwei	22276976	January 27, 2004	Pasig City
Constante T. Santos	22295904	February 12, 2004	Pasig City

JOEL G. GORDOLA
Notary Public
Until December 31, 2005
PTR No. 4893297; 1/5/04; Q.C.

Notary Public

Doc. No. 255
Book No. 42
Page No. 51
Series of 04

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2003 and 2002
and Years Ended December 31, 2003, 2002 and 2001

and

Report of Independent Auditors

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co

A. B. CABAL
Partner
CPA Certificate No. 15534
SEC Accreditation No. 0068-A
Tax Identification No. 105-342-543
PTR No. 7012954
January 5, 2004
Makati City

April 13, 2004

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31 2003	2002 (As restated)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 3)	**₱10,030,587,485**	₱8,059,423,759
Temporary investments - net (Note 4)	**27,870,107,342**	11,432,646,764
Receivables - net (Notes 5 and 22)	**16,229,244,413**	14,695,553,570
Inventories - net (Notes 6 and 13)	**8,517,513,521**	8,864,082,830
Other current assets (Notes 7 and 20)	**2,905,355,466**	1,639,353,426
Total Current Assets	**65,552,808,227**	44,691,060,349
Noncurrent Assets		
Investments in associates and advances - net (Notes 8 and 22)	**17,880,784,057**	16,920,069,547
Investments in real properties - net (Note 9)	**16,654,540,617**	15,187,689,347
Property, plant and equipment - net (Notes 10 and 14)	**67,929,636,918**	60,837,193,159
Other assets (Notes 11, 14 and 20)	**5,201,336,828**	7,025,940,070
Total Noncurrent Assets	**107,666,298,420**	99,970,892,123
	₱173,219,106,647	₱144,661,952,472
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Note 12)	**₱16,399,669,504**	₱15,442,006,702
Notes payable (Notes 13)	**11,128,216,523**	9,996,505,025
Current portion of long-term debt (Notes 10 and 14)	**12,878,786,627**	12,742,537,441
Estimated land development costs	**525,735,086**	317,578,875
Income tax payable	**73,506,341**	136,716,513
Customers' deposits and other current liabilities (Note 20)	**2,643,290,775**	2,014,170,606
Total Current Liabilities	**43,649,204,856**	40,649,515,162
Noncurrent Liabilities		
Long-term debt - net of current portion (Notes 10 and 14)	**56,279,893,106**	33,242,861,948
Due to affiliated companies and other liabilities (Notes 20 and 22)	**3,809,581,973**	4,976,613,273
Total Noncurrent Liabilities	**60,089,475,079**	38,219,475,221
Total Liabilities	**103,738,679,935**	78,868,990,383
Minority Interest in Consolidated Subsidiaries	11,253,503,830	9,812,937,546
Stockholders' Equity (Note 15)		
Common shares	**6,895,273,657**	6,895,273,657
Additional paid-in capital	**5,961,714,437**	5,961,714,437
Cumulative translation adjustments	**1,210,458,301**	894,923,390
Retained earnings	**44,881,324,776**	42,949,961,348
Treasury shares	**(721,848,289)**	(721,848,289)
Total Stockholders' Equity	**58,226,922,882**	55,980,024,543
	₱173,219,106,647	₱144,661,952,472

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2003	2002 (As restated)	2001 (As restated)
REVENUE			
Food	**₱23,414,734,363**	₱21,152,115,832	₱18,883,254,049
Telecommunications	**6,470,678,966**	5,602,910,636	6,516,975,445
Air transportation	**6,091,734,320**	5,157,918,072	3,761,551,289
Petrochemicals	**6,713,290,277**	4,348,919,250	3,962,657,840
Real estate and hotels	**4,102,807,938**	3,853,388,773	3,406,688,426
Textiles	**2,035,654,620**	2,175,348,458	2,064,567,888
Other supplementary businesses	**160,901,595**	687,623,350	997,030,777
Equity in net earnings of associates (Note 8)	**720,351,722**	649,724,910	504,645,402
Interest, investment and other income	**4,200,093,225**	4,669,232,545	4,087,758,527
	53,910,247,026	48,297,181,826	44,185,129,643
COST AND EXPENSES			
Cost of sales and services (Note 16)	**32,400,647,170**	28,185,252,895	24,523,823,475
Operating and other expenses (Note 17)	**14,734,284,021**	11,451,441,645	11,368,930,948
Interest expense (Notes 13 and 14)	**4,951,327,654**	4,848,805,188	4,669,091,313
	52,086,258,845	44,485,499,728	40,561,845,736
NET OPERATING INCOME	**1,823,988,181**	3,811,682,098	3,623,283,907
OTHER INCOME (EXPENSES) - net (Note 18)	**75,125,822**	(491,568,299)	(37,355,270)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	**1,899,114,003**	3,320,113,799	3,585,928,637
PROVISION FOR INCOME TAX (Notes 20 and 23)	**248,499,765**	850,921,380	950,594,903
INCOME BEFORE NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	**1,650,614,238**	2,469,192,419	2,635,333,734
NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	**(484,664,940)**	(7,059,236)	246,771,351
NET INCOME	**₱2,135,279,178**	₱2,476,251,655	₱2,388,562,383
Basic Earnings Per Share* (Note 21)	**₱0.31**	₱0.38	₱0.37

* As of December 31, 2002 and 2001, the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in 2003 was no longer computed.

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31					
	2003		2002 (As restated)		2001 (As restated)	
	In Shares	**Amounts**	In Shares	Amounts	In Shares	Amounts
COMMON SHARES - ₱1 par value						
Authorized	**14,850,800,000**	**₱14,850,800,000**	14,850,800,000	₱14,850,800,000	14,850,800,000	₱14,850,800,000
Issued:						
Balance at beginning of year	**6,895,273,657**	**6,895,273,657**	6,895,273,657	6,895,273,657	6,277,347,185	6,277,347,185
Stock dividends (Note 16)	–	–	–	–	617,926,472	617,926,472
Balance at end of year	**6,895,273,657**	**6,895,273,657**	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657
ADDITIONAL PAID-IN CAPITAL		**5,961,714,437**		5,961,714,437		5,961,714,437
CUMULATIVE TRANSLATION ADJUSTMENTS						
Balance at beginning of year		**894,923,390**		711,472,824		274,409,044
Adjustments during the year		**315,534,911**		183,450,566		437,063,780
Balance at end of year		**1,210,458,301**		894,923,390		711,472,824
RETAINED EARNINGS (Note 16)						
Appropriated:						
Balance at beginning of year		**8,827,315,950**		–		–
Reversal of appropriated retained earnings		**(8,827,315,950)**		–		–
Transfer from unappropriated retained earnings		**8,000,000,000**		8,827,315,950		–
		8,000,000,000		8,827,315,950		–
Unappropriated:						
Balance at beginning of year						
As previously reported		**42,652,457,701**		40,498,891,905		38,930,550,318

(Forward)

	Years Ended December 31					
	2003		2002 (As restated)		2001 (As restated)	
	In Shares	**Amounts**	In Shares	Amounts	In Shares	Amounts
Effect of change in accounting for:						
Preoperating expenses (Note 2)		**(₱682,435,724)**		(₱704,997,315)		(₱775,303,821)
Provisions (Note 2)		**979,939,371**		883,730,899		875,328,385
As restated		**42,949,961,348**		40,677,625,489		39,030,574,882
Net income		**2,135,279,178**		2,476,251,655		2,388,562,383
Transfer to appropriated retained earnings		**(8,000,000,000)**		(8,827,315,950)		–
Stock dividends - 10%		–		–		(617,926,472)
Cash dividends - ₱0.03 per share in 2003 and 2002 and ₱0.02 per share in 2001		**(203,915,750)**		(203,915,796)		(123,585,304)
Balance at end of year		**36,881,324,776**		34,122,645,398		40,677,625,489
		44,881,324,776		42,949,961,348		40,677,625,489
TREASURY SHARES (Note 16)	**(98,082,000)**	**(721,848,289)**	(98,082,000)	(721,848,289)	(98,082,000)	(721,848,289)
		₱58,226,922,882		₱55,980,024,543		₱53,524,238,118

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2003	2002 (As restated)	2001 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax and net earnings (losses) applicable to minority interest	**₱1,899,114,003**	₱3,320,113,799	₱3,585,928,637
Adjustments to reconcile income before income tax and net earnings (losses) applicable to operating income before changes in operating accounts:			
Depreciation	**6,517,247,022**	6,141,837,086	5,748,253,291
Interest expense	**4,941,556,515**	4,848,805,188	4,669,091,313
Interest income	**(2,697,826,692)**	(3,243,489,449)	(3,241,088,166)
Equity in net earnings of associates (including goodwill amortization)	**(720,351,722)**	(649,724,910)	(504,645,402)
Provision for doubtful accounts	**655,107,809**	672,974,852	634,424,064
Provision for (recovery from) decline in value of marketable equity securities and temporary cash investments	**(378,456,549)**	104,580,252	414,223,964
Amortization	**220,775,089**	521,929,737	477,178,886
Provision for inventory losses	**43,119,998**	132,690,871	18,896,968
Gain on repurchase of bonds	**(12,576,520)**	(7,503,350)	(157,036,323)
Unrealized foreign exchange gain	**(8,348,429)**	(122,020,199)	(143,790,115)
Loss on sale of equity investments	**–**	202,222,697	–
Operating income before changes in operating accounts	**10,459,360,524**	11,922,416,574	11,501,437,117
Decrease (increase) in:			
Receivables	**(2,188,798,652)**	(891,008,144)	(1,195,713,853)
Inventories	**303,449,311**	1,184,969,229	(2,305,759,883)
Other current assets	**(822,859,247)**	239,919,083	(300,526,840)
Other assets	**1,656,361,846**	(1,756,891,176)	(520,799,193)
Increase (decrease) in:			
Accounts payable and accrued expenses	**957,662,802**	3,263,854,113	(1,006,286,786)
Customers' deposits and other current liabilities	**638,140,554**	1,139,824,611	431,249,210
Estimated liability for aircraft maintenance			
Net cash generated from operations	**11,003,317,138**	15,103,084,290	6,603,599,772
Interest received	**2,697,826,693**	3,243,489,449	2,452,947,345
Interest paid	**(4,941,556,516)**	(4,848,805,188)	(2,340,040,111)
Income taxes paid	**(506,829,810)**	(733,320,851)	(519,904,932)
Net cash provided by operating activities	**8,252,757,505**	12,764,447,700	6,196,602,074
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease (increase) in:			
Temporary investments	**(16,059,004,029)**	5,677,757,388	(2,979,722,634)
Investments in real properties	**(1,258,695,059)**	(2,210,627,059)	(2,260,946,290)
Investments in associates and advances	**75,172,123**	594,933,358	59,772,287

(Forward)

	Years Ended December 31		
	2003	2002 (As restated)	2001 (As restated)
Decrease (increase) in:			
Property, plant and equipment	**(₱13,830,465,870)**	(₱10,449,573,453)	(₱10,644,299,788)
Deferred credits			
Cash dividends received	**–**	–	220,000,000
Net cash used in investing activities	**(31,072,992,835)**	(6,387,509,766)	(15,605,196,425)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	**(203,915,750)**	(203,915,796)	(123,585,304)
Increase (decrease) in:			
Long-term debt	**23,194,205,293**	(989,408,440)	(905,481,952)
Notes payable	**1,131,711,498**	(1,343,982,671)	8,042,121,288
Due to affiliated companies and other liabilities	**(1,255,833,209)**	2,101,907,565	344,826,628
Minority interest in consolidated subsidiaries	**1,925,231,224**	(1,345,763,681)	(150,864,197)
Net cash provided by (used in) financing activities	**24,791,399,056**	(1,781,163,023)	7,207,016,463
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,971,163,726**	4,595,774,911	(2,201,577,888)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**8,059,423,759**	3,463,648,848	5,665,226,736
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱10,030,587,485**	₱8,059,423,759	₱3,463,648,848

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

JG Summit Holdings, Inc. (the Company) was incorporated in the Republic of the Philippines on November 23, 1990 and listed on the Philippine Stock Exchange on August 9, 1993.

The Company is the holding company of the JG Summit Group (the Group), with principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors, including printing, packaging and printed circuit board manufacturing.

The Company, through its subsidiaries, conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based, and in the regions of Visayas and Mindanao. The Company also has branded food businesses in the People's Republic of China and the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The Company's registered office address and principal place of business is at the 43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Company's and its consolidated subsidiaries' employees averaged at 14,351 in 2003 and 14,475 in 2002.

The accompanying consolidated financial statements of JG Summit Holdings, Inc. and Subsidiaries were authorized for issue by the Audit Committee and the Board of Directors (BOD) on April 13, 2004.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Preparation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP) using the historical cost convention, except for certain derivative instruments that are carried at fair value.

Changes in Accounting Policies
On January 1, 2003, the Group adopted the following accounting standards:

- Statement of Financial Accounting Standards (SFAS) 8/International Accounting Standard (IAS) 8, *Deferred Foreign Exchange Differences*, eliminates the deferral of foreign exchange losses arising from long-term monetary items. In previous years, such foreign exchange losses were deferred and amortized. The adoption of this standard has no material impact on the accompanying consolidated financial statements.

- SFAS 10/ IAS 10, *Events After the Balance Sheet Date*, prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for issuance of the financial statements.

- SFAS 22/IAS 22, *Business Combinations*, requires that an acquisition where an acquirer can be identified should be accounted for by the purchase method. Any goodwill arising from the acquisition should be amortized generally over 20 years and reviewed for impairment. The adoption of this standard has no effect on the Group's goodwill amortization on its investments in investees carried at equity method since existing goodwill is amortized over a period not exceeding 20 years.

- SFAS 37/IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

- SFAS 38/IAS 38, *Intangible Assets*, establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Adoption of SFAS 37/IAS 37 and SFAS 38/IAS 38 in 2003 resulted to an increase in net income amounting to ₱118.7 million and ₱78.7 million in 2003 and 2002, respectively. The effect of the change was accounted for retroactively and the comparative consolidated financial statements for 2002 and 2001 have been restated.

New Accounting Standards Subsequent to 2003

The Accounting Standards Council has approved certain new accounting standards that will be effective subsequent to 2003. The standards relevant to the financial statements of the Group follow:

- SFAS 12/ IAS 12, *Income Taxes*, effective in 2004, prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, deferred tax asset for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

- SFAS 17/IAS 17, *Leases*, effective in 2004, prescribes the accounting policies and disclosures applicable to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee.

A lessor is required to record finance leases as receivables at an amount equal to the net investment in the lease. Lease income should be recognized on the basis of a constant periodic rate of return on the lessor's outstanding net investment. A lessor should present as an asset and depreciate accordingly assets that are subject to operating leases. Rental income from operating leases should be recognized by the lessor on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user's benefit.

- SFAS 21/IAS 21, *The Effects of Changes in Foreign Exchange Rates*, effective in 2005, provides restrictive conditions for the capitalization of foreign exchange losses. Accordingly, certain companies within the Group will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials, except for the interest differential component of capitalized foreign exchange losses representing borrowing costs (see Note 10) will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. Capitalizable borrowing costs during the construction period shall continue to be capitalized to the property, plant and equipment account. As of December 31, 2003, the undepreciated capitalized foreign exchange losses amounted to ₱5,889.7 million (see Note 10).

The Group will adopt the foregoing new standards when they become effective. The Group has not yet determined the financial impact of the adoption of these standards.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and the following wholly and majority-owned subsidiaries:

Subsidiaries	Effective Percentage of Ownership	
	2003	2002
Food:		
Universal Robina Corporation (URC) and Subsidiaries	**86.12**	88.64
Telecommunications:		
Digital Telecommunications Philippines, Inc. and Subsidiaries (DIGITEL)	**49.90**	49.91
Air Transportation:		
Cebu Air, Inc. (CAI)	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Petrochemicals:		
JG Summit Petrochemical Corporation (JGSPC)	**82.28**	80.00
Real Estate and Hotels:		
Robinsons Land Corporation (RLC) and Subsidiaries	**91.89**	92.03
Adia Development and Management Corporation	**100.00**	100.00
International Capital and Financial Services:		
Express Holdings, Inc. (EHI) and a Subsidiary	**100.00**	100.00

(Forward)

Subsidiaries	Effective Percentage of Ownership	
	2003	2002
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	**100.00**	100.00
JG Summit (Cayman), Ltd. (JGSCL)	**100.00**	100.00
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	**100.00**	100.00
JG Summit Limited (JGSL)	**100.00**	100.00
Textiles:		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Supplementary Businesses:		
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Premiere Printing Company, Inc.	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Cambridge Electronics Corporation (CEC)	–	100.00

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd. (DCPL), a wholly owned subsidiary, which will engage in any activity allowed under any law of the British Virgin Islands. As of December 31, 2003, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines Inc. (DMPI), a wholly owned subsidiary, which will provide wire and wireless public and private telecommunication services.

On July 24, 2002, the Company's BOD approved the recommendation by management to convert its debt into equity in its 80%-owned subsidiary, JGSPC. In 2003, the Company entered into a Restructuring Agreement with JGSPC and Marubeni Corporation, the other stockholder of JGSPC, to undertake the quasi-reorganization of JGSPC. The quasi-reorganization of JGSPC, which was approved by the Securities and Exchange Commission (SEC) on September 30, 2003, increased the equity ownership of the Company in JGSPC to 82.28%.

On July 11, 2003, the BOD of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

The excess of cost of an acquisition over the Company's interest in the fair value of the net identifiable assets and liabilities acquired as of the date of exchange transaction is recorded as goodwill and recognized as an asset in the consolidated balance sheets. With respect to investments in associates, goodwill is included in the carrying amount of the investments. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses and is amortized on a straight-line basis over a period of 10 to 20 years.

Negative goodwill represents the unamortized balance of the net excess of equity in fair value of net assets at dates of acquisition over costs relating to the acquisition of shares of stock of certain consolidated subsidiaries. Negative goodwill is presented in the same balance sheet classification as goodwill.

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Except as stated otherwise, consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances are eliminated in consolidation.

Revenue and Cost Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount can be reliably measured. The Group recognizes revenue when goods are shipped to the buyer. Revenues are measured at the fair value of the consideration received or receivable, net of any trade discounts and volume rebates.

Service fees from tolling activities are recognized as revenue when the related services have been rendered.

Revenues from a subsidiary's telecommunications operations include the value of all telecommunications services provided, net of free usage allocations, discounts and promotions credited to the subscribers' bills. Revenues are recognized when earned and stated net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection, and settlement agreements. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the bill cycle of subscribers. As a result of bill cycle cut-off, service revenues earned but not yet billed at end of month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage.

Inbound revenues and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenues represent settlement received from telecommunications providers who sent traffic to the subsidiary's network, while outbound charges represent settlement to telecommunications providers for traffic originating from the subsidiary's network. Uncollected inbound revenues are included under the Receivables - net account in the consolidated balance sheets, while unpaid outbound charges are included under the Accounts payable and accrued expenses account in the consolidated balance sheets.

Both the inbound revenues and outbound charges are accrued based on actual volume of traffic monitored by the subsidiary from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the subsidiary's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed on by the parties.

Installation fees received from landline subscribers are also credited to the Revenues account in the consolidated statements of income. The related labor costs on installation, which exceed the installation fees, are also charged to operations.

Proceeds from sale of handsets, phonekits, accessories and subscriber identity module cards/packs and one-time registration fees received from certain mobile subscribers are also included under the Revenues accounts in the consolidated statements of income.

The proceeds from sale of prepaid cards are initially recognized as deferred revenues shown under Accounts payable and accrued expenses account in the consolidated balance sheets. Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation, or expiration of the unused value of the card, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Unearned discounts are recognized as income over the life of the loan using the interest method. Interest income on nondiscounted receivables is recognized based on the accrual method of accounting, except in the case of nonaccruing receivables. Interest income in these nonaccruing loans is recognized upon actual collection.

Loan commitment fees are recognized as earned over the terms of the credit lines granted to each borrower.

Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Passenger ticket and cargo waybill sales are recorded as a current liability in the Unearned Revenue account until recognized as revenue when the transportation service is provided. Revenue from charter flights and excess baggage are immediately recognized as revenue when the transportation service is provided.

Real estate sales of a subsidiary are generally accounted for under the full accrual method. Under this method, the gain on sale is recognized when: (a) the collectibility of the sales price is reasonably assured; (b) the earnings process is virtually complete; and, (c) the seller does not have a substantial continuing involvement with the subject properties. The collectibility of the sales price is considered reasonably assured when: (a) the buyers have actually confirmed their acceptance of the related loan applications after the same have been delivered to and approved by either the banks or other financing institutions for externally-financed accounts; or (b) the full downpayment comprising a substantial portion of the contract price is received and the capacity to pay and credit worthiness of buyers have been reasonably established for sales under the deferred cash payment arrangement. When a sale does not meet the requirements for income recognition, gain is deferred until such requirements are met.

Real estate sales where the subsidiary has material obligations under the sales contracts to provide improvements after the subject properties are sold are accounted for under the percentage-of-completion method. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

If any of the criteria under the full accrual method or the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are presented under the Customers' deposits and other liabilities account in the consolidated balance sheets.

Cost of subdivision land, condominium and residential units sold before completion of the project is determined based on actual costs and project estimates of contractors and technical staff.

The cost to complete the development of sold subdivision land, condominium and residential units presented under the Estimated land development costs account in the consolidated balance sheets. Interest costs on loans which are directly attributable to the construction are capitalized, while the development is in progress.

A subsidiary leases out its commercial real estate properties to others through operating leases. Rental income on leased properties is recognized as earned based on the terms of the lease contracts.

Revenues from hotel operations are recognized when services are rendered. Revenues from banquets and other special events are recognized when the events take place. Rental income on leased areas of the hotel is recognized as earned based on the terms of the lease contracts.

Deferred Commissions and Subsidies
Subscriber acquisition costs pertaining to postpaid subscriptions which primarily include commissions and handset subsidy, are deferred and amortized over the base contract period, which is 24 months from the date in which they are incurred. Deferred commissions and subsidies are shown under the Other assets account in the consolidated balance sheets. The related amortizations of subscriber acquisition costs are charged against current operations.

The subsidiary performs an overall realizability test to support the deferral of the subscriber acquisition costs. An overall realizability test, a basis to estimate net cash inflow, is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. This is in accordance with the provisions of Financial Accounting Standards Board, SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, (as explained in the Staff Accounting Bulletin (SAB) No. 104, *Topic 13: Revenue Recognition*) which provides that costs can be deferred and amortized if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue producing contract which exists to provide a basis for recovery of incremental direct costs.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of placements and that are subject to insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount or outstanding principal balance less allowances for probable losses and unearned discounts.

Finance receivables are classified as nonaccruing or nonperforming in accordance with Bangko Sentral ng Pilipinas (BSP) regulations, or when, in the opinion of management, collection of interest or principal is doubtful. Finance receivables are not reclassified as accruing until interest and principal payments are brought current or the loans are restructured in accordance with existing BSP regulations, and future payments appear assured.

Temporary Investments
Temporary investments are comprised of long-term debt securities and marketable equity securities. Investments in marketable equity securities are stated at lower of cost or market. Unrealized and realized gains and losses on decline in market value are accounted for directly to current operations.

Inventories
Inventories are valued at the lower of cost or net realizable value, after allowance for inventory obsolescence. Costs incurred in bringing each product to its present location and condition are generally accounted for as follows:

Finished goods, work-in-process raw materials and packaging materials - determined using the average method; cost includes direct materials and labor and a proportion of manufacturing overhead costs based on normal operating capacity.

Materials in-transit - purchase cost on a specific identification basis.

Spare parts and other supplies - determined using the first-in, first-out method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

An allowance for inventory losses is provided for slow-moving, obsolete and defective inventories based on management's physical inspection and evaluation. When inventories are sold, the cost and related allowance are removed from the accounts and the difference is charged to operations.

Investments in Associates
Investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company and its subsidiaries have a significant influence and which is neither a subsidiary nor a joint venture.

Investments in associates are carried in the consolidated balance sheets at cost plus post-acquisition changes in the Company's and its subsidiaries' share in the net assets of the associates, less any impairment in value. The consolidated statements of income reflect the Company's and its subsidiaries' share in the results of operations of the associates. Unrealized gains arising from intercompany transactions are eliminated to the extent of the Company's and its subsidiaries' interest thereon. Unrealized losses are eliminated similarly but only to the extent of the Company's and its subsidiaries share thereon. Dividends received are treated as a reduction in the carrying values of the investments.

The Company's and its subsidiaries investments in associates include goodwill on acquisition (net of any accumulated amortization and any impairment in value). Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets. Goodwill is amortized on a straight-line basis over a 10 to 20-year period. Goodwill is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization of goodwill is included under the Equity in net earnings of associates account in the consolidated statements of income.

Investments in the following associates are accounted for under the equity method:

Affiliates	Effective Percentages of Ownership 2003	2002
Sterling Holdings and Security Corporation	49.00	49.00
Hunt-Universal Robina Corporation	43.06	44.32
Joyco-Universal Robina Corporation	43.06	44.32
Jobstreet.com Philippines, Inc.	40.00	40.00
United Industrial Corp., Limited (UIC Limited)	25.12	25.12
Bayantrade Dotcom, Inc.	20.50	20.50
First Private Power Corporation	20.00	20.00
Cebu Light Industrial Park, Inc.	20.00	20.00
Cambridge Multi-Chem Electronics Corporation	–	50.00
Cambridge Electronics Europe, Ltd.	–	20.00

Investment in shares of stock of companies in which the Company and its subsidiaries do not exercise significant influence are carried at cost less any substantial and presumably permanent decline in aggregate carrying values of these investments.

Investments in Real Properties

Investments in land are carried at cost less any impairment in value. Land improvements and buildings are carried at cost less accumulated depreciation and impairment in value, if any. All costs that are directly attributable to the construction of the building are capitalized, including interest incurred during the construction period. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Land improvements	10 years
Building and improvements	20 years

Property, Plant and Equipment

Property, plant and equipment and capital leases are carried at cost less accumulated depreciation and amortization and, any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Cost also includes the cost of borrowed funds used during construction and installation of significant property, plant and equipment and foreign exchange differential arising from restatement to prevailing exchange rate of foreign currency denominated liabilities related to the acquisition of property. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are retired or otherwise disposed of, both the cost and the related accumulated depreciation, amortization and any impairment losses are removed from the accounts, and any resulting gain or loss is credited or charged to current operations.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows.

Land improvements	10 to 40 years
Building and improvements	10 to 50 years *
Machinery and equipment	4 to 50 years *
Outside plant facilities	15 years
Investments in cable facilities	15 years
Central office equipment	15 years
Furniture, fixtures and equipment	5 years
Transportation equipment	5 years
Flight equipment and others	5 years
Leased facilities	3 years

* *Revised*

The useful life and the depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

As a result of the periodic review of the estimated useful lives and depreciation methods applied to property, plant and equipment, the management of a subsidiary concluded that there has been a significant change in the expected pattern of economic benefits from machinery and equipment and buildings of the subsidiary. The subsidiary prospectively revised the estimated useful lives of machinery and equipment from 30 years to 50 years and buildings from 40 years to 50 years. The change was accounted for as change in accounting estimate (see Note 10).

Projects under construction represent properties under construction and are stated at cost. This includes cost of construction, borrowing costs and other direct costs. Projects under construction are transferred to the related property and equipment account when the construction or installation and related activities necessary to prepare the property and equipment for their intended use are complete and ready for service. Projects under construction are not depreciated until such time as the relevant assets are complete and put into operational use.

Starting January 1, 2003, in accordance with the provisions of Standing Interpretations Committee (SIC) - 23, *Property, Plant and Equipment - Major Inspection or Overhaul Costs*, the cost of major inspection or overhaul of an item of property and equipment of a certain subsidiary occurring at regular intervals over the useful life of the asset and made to allow the continued use of the asset should be capitalized and accounted for as a component of the asset when (a) the subsidiary has identified as a separate component of the asset an amount representing major inspection or overhaul and has already depreciated that component to reflect the consumption of benefits which are replaced or restored by the subsequent major inspection or overhaul; (b) it is probable that future economic benefits associated with the asset will flow to the subsidiary; and (c) the cost of the major inspection or overhaul to the enterprise can be measured reliably (see Changes in Accounting Policies - SFAS 37/IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*).

Impairment of Assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any long-lived asset and intangible asset, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating unit are written down to their recoverable amounts. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the year in which it arises.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation and amortization) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is credited to current operations.

Debt Issuance Expenses
Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes are deferred and are amortized over the lives of the respective debt securities issued. Debt issuance expenses are included in the Other assets account in the consolidated balance sheets.

Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Borrowing Costs
Borrowing costs are generally expensed as incurred. Interest and other finance costs incurred during the construction period on borrowings used to finance property development (included under subdivision land and condominium and residential units for sale, investments in land and improvements and buildings and property, plant and equipment) are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Foreign Currency Translation/Transactions
In the preparation of consolidated financial statements, the financial statements of foreign subsidiaries which are regarded as foreign entities are translated using the current rate method. Under this method, all assets and liabilities are translated using the closing exchange rates prevailing at balance sheet date, and revenues and expenses at the average exchange rate for the year. The resulting translation adjustments are reflected under the Accumulated translation adjustments account in the consolidated statements of changes in stockholders' equity.

Transactions denominated in foreign currencies during the year are recorded in the respective functional currencies of the Company and its subsidiaries using exchange rates prevailing at transaction dates. Foreign currency-denominated monetary assets and liabilities are restated using the closing exchange rates at balance sheet date. Exchange gains or losses arising from foreign currency transactions are credited or charged to current operations, except as stated below.

Additionally, under Philippine GAAP, any exchange difference that result from a devaluation or from depreciation of a currency against which there is no practical means of hedging and that affect liabilities arising directly on the acquisition of assets invoiced and payable in foreign currency is included in the carrying amount of the related assets.

Consistent with Philippine GAAP, the Group capitalizes as part of the cost of the assets acquired or constructed, foreign exchange translation adjustments on foreign currency liabilities incurred in the acquisition and construction of property, plant and equipment.

Retirement Costs
Certain subsidiaries' retirement costs are determined using various methods such as the attained age cost method and age actuarial cost method which reflects the services rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Unrecognized experience adjustments and past service costs are amortized over the expected remaining working lives of the employees. On the other hand, the Company and the other subsidiaries and associates accrue estimated retirement costs to meet the provisions of Republic Act (RA) No. 7641.

Income Taxes
The Group follows the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases, the carryforward benefits of the excess of minimum corporate income tax (MCIT) over regular corporate income tax and the tax effect of net operating loss carryover (NOLCO). The MCIT may be applied against income tax liability for the next three years, while NOLCO may be claimed as tax deductions within.the next three years. Deferred tax assets and liabilities are measured using the tax rate applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and MCIT and NOLCO are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets, if any, which is not expected to be realized in the future.

Earnings Per Share
Basic earnings per share (EPS) is computed by dividing net income applicable to common stock (net income less dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared. Diluted EPS is computed by dividing net income applicable to common stock plus interest and amortization expense (net of income tax) on securities assumed to be converted by the weighted average number of common shares issued and outstanding during the year after giving effect to assumed conversion of potential common shares and the retroactive effect of stock dividends declared.

Derivative Instruments
Certain subsidiaries use forward exchange contracts and cross-currency swaps with varying maturities. These foreign exchange transactions are entered into as a means of managing well-defined foreign currency risks and providing greater flexibility in managing cash flows.

Translation gains or losses on these foreign exchange transactions are computed by multiplying the forward/swap notional amounts by the difference between the spot exchange rates prevailing on balance sheet date and the spot exchange rates on the contract inception date (or the last reporting date). The resulting translation gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. Net interest income/expense on cross-currency swaps is accrued as of balance sheet date.

Certain subsidiaries are party to various derivative contracts which are entered into for trading purposes. These are marked to fair value with the changes in fair value accounted for directly through earnings. Amounts contracted are recorded as contingent accounts which are not included in the statements of condition. Realized and unrealized gains and losses on such contracts are recognized as current income or expense.

Segments
The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 25.

Contingencies
Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post-year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements, when material.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	2003	2002
Cash on hand and in banks (Note 22)	**₱2,305,311,245**	₱4,185,461,864
Money market placements	**7,725,276,240**	3,873,961,895
	₱10,030,587,485	₱8,059,423,759

Cash in banks earns interest at the respective bank deposit rates. Money market placements are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

4. Temporary Investments

This account includes investments in foreign bonds amounting to ₱23,433.8 million in 2003 and ₱9,323.3 million in 2002, net of allowance for market decline of ₱2,182.3 million in 2003 and ₱2,198.1 million in 2002.

This account also includes marketable securities subject of sold put options with an aggregate notional amount of US$25.0 million in 2003. The net mark-to-market change on these options amounting to ₱21.4 million loss is included in the net income for the period. The total mark-to-market value of outstanding sold put options as of December 31, 2003 amounted to ₱59.4 million.

5. Receivables

Receivables consists of:

	2003	2002
Trade receivables	**₱8,704,367,644**	₱8,450,057,490
Related parties (Note 22)	**3,129,048,707**	2,960,622,342
Finance receivables - net of unearned income	**2,050,869,406**	1,954,574,146
Interest receivable	**1,510,047,971**	828,580,584
Advances to suppliers	**558,434,494**	535,624,837
Other receivables	**1,706,704,330**	1,155,541,182
	17,659,472,552	15,885,000,581
Less allowance for probable losses	**1,430,228,139**	1,189,447,011
	₱16,229,244,413	₱14,695,553,570

Finance receivables represent receivables from customers of Robinsons Savings Bank (RSB) Corp., a subsidiary of JGSCSC.

6. Inventories

Inventories consist of:

	2003	2002
At cost:		
Finished goods	**₱1,851,326,351**	₱1,640,308,514
Raw materials	**1,916,538,028**	1,967,596,970
Materials in-transit	**1,014,940,404**	1,141,215,959
	4,782,804,783	4,749,121,443
At net realizable value:		
Work-in-process	**350,366,352**	378,343,409
Spare parts, packaging materials and other supplies	**2,002,054,745**	2,446,130,482

(Forward)

	2003	2002
Poultry and hog breeder stock, market stock and by-products	**₱539,560,669**	₱517,646,321
Subdivision land and condominium and residential units for sale	**959,609,818**	864,714,417
Allowance for inventory obsolescence	**(116,882,846)**	(91,873,242)
	3,851,591,584	4,206,834,629
	₱8,517,513,521	₱8,864,082,830

Under the terms of the agreements covering liabilities under trust receipts amounting to ₱2.6 billion in 2003 and 2002, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

7. Other Current Assets

This account consists of:

	2003	2002
Input tax	**₱1,587,110,945**	₱809,458,630
Deferred tax assets (Note 20)	**796,429,317**	353,286,523
Other prepaid expenses	**257,964,669**	207,177,153
Prepaid insurance	**116,597,104**	90,826,352
Deferred expenses	**115,685,867**	112,955,207
Other current assets	**31,567,564**	65,649,561
	₱2,905,355,466	₱1,639,353,426

Deferred expenses represent off-milling costs incurred by certain subsidiaries during the year, which are applicable to the next crop year. These costs will be charged to production costs when regular milling for the next crop year commences.

8. Investments in Associates and Advances

This account consists of investments in:

	2003	2002 (As restated)
At equity:		
Acquisition cost	**₱11,657,713,849**	₱11,158,399,502
Accumulated equity in net earnings:		
Balance at beginning of year		
As previously stated	**1,857,143,099**	1,451,321,436
Effect of change in accounting for preoperating expenses - share in reversal of unamortized preoperating expenses (Note 2)	**(23,201,376)**	(23,201,376)
As restated	**1,833,941,723**	1,428,120,060

(Forward)

[redacted]

	2003	2002 (As restated)
Equity in net earnings for the years, net of amortization of goodwill	**720,351,722**	649,724,910
Effect of change in accounting for investment in CEC from equity to cost method (Note 2)	**(1,683,227)**	–
Sale of investments	–	(114,129,719)
Cash dividends received	**(307,214,155)**	(129,773,528)
Balance at end of year	**2,245,396,063**	1,833,941,723
	13,903,109,912	12,992,341,225
At cost - net of allowance for decline in value ₱150.1 million in 2003 and 2002	**2,180,593,572**	2,023,152,836
Advances (Note 22)	**1,797,080,573**	1,904,575,486
	₱17,880,784,057	₱16,920,069,547

The Company's equity in the net assets of its associates and the related percentages of ownership follow:

	Percentage of Ownership		Equity in Net Assets	
	2003	2002	**2003**	2002
Foreign:				
UIC Limited	**25.1%**	25.1%	**₱12,905,200,231**	₱11,845,358,740
Digitel Crossing	**40.0%**	40.0%	**275,783,876**	286,341,968
Domestic:				
First Private Power Corporation	**20.0%**	20.0%	**401,480,748**	435,021,956
Others	**Various**	Various	**320,645,057**	425,618,561
			₱13,903,109,912	₱12,992,341,225

Financial information of a significant associate (amounts in millions, except EPS):

UIC Limited	2003	2002
Total current assets	**₱8,696.7**	₱10,068.2
Total assets	**114,854.2**	117,889.3
Total current liabilities	**12,478.2**	13,800.5
Total liabilities	**26,852.5**	25,549.5
Net income	**2,154.2**	2,096.3
EPS	**1.56**	1.52

UIC Limited follows the revaluation method of valuing property, plant and equipment. Since the Group's accounting policy for the valuation of property, plant and equipment is the cost basis, the financial information above on UIC Limited represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

On April 1, 2002, the Company's BOD and stockholders of EHI approved the assignment of its partnership interest in Toledo Power Corporation and the sale of its investment in Toledo Holdings Corp. to ARB Power Ventures, Inc. and Mirant (Philippines) Resources Development Corporation, respectively. The total excess of the carrying amount of investments sold over the selling price amounting to ₱52.1 million is shown as Loss on sale of investments included under Other income (expense) account in the 2002 consolidated statements of income (see Note 18).

As discussed in Note 2, the BOD of CEC approved the closure of CEC on July 11, 2003. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003.

9. Investments in Real Properties

This account consists of investments in:

	2003	2002
Land and improvements	**₱4,216,498,239**	₱4,119,166,923
Buildings and improvements	**13,757,439,147**	12,327,631,365
	17,973,937,386	16,446,798,288
Less accumulated depreciation and amortization	**3,337,504,113**	2,660,589,839
	14,636,433,273	13,786,208,449
Construction in progress	**2,018,107,344**	1,401,480,898
	₱16,654,540,617	₱15,187,689,347

Interest expense on loans capitalized to investment in properties amounted to ₱318.0 million, ₱385.0 million and ₱445.0 million in 2003, 2002 and 2001, respectively.

On April 29, 2003, the BOD of a subsidiary authorized the closure of the hotel operations of Manila Midtown Hotel, a division of RLC, effective May 31, 2003. Costs related to the closure amounted to about ₱60.0 million.

10. Property, Plant and Equipment

Property, plant and equipment are classified as follows:

	December 31, 2002	Additions	Disposals/Others	December 31,2003
Cost				
Land and improvements	₱2,390,616,991	₱17,217,376	(₱42,809,671)	**₱2,365,024,696**
Buildings and improvements	10,105,571,412	371,264,359	219,592,664	**10,696,428,435**
Outside plant facilities	11,796,589,249	101,445,000	100,951,000	**11,998,985,249**
Machinery and equipment	29,574,499,237	1,523,757,686	(761,468,662)	**30,336,788,261**
Central office equipment	9,889,651,994	158,078,000	88,005,000	**10,135,734,994**
Transportation, furnishing and other equipment	5,845,353,249	620,690,918	(100,169,276)	**6,365,874,891**
Investments in cable systems	952,531,000	32,160,000	–	**984,691,000**
Flight equipment and others	4,364,773,666	686,837,480	(1,098,215,860)	**3,953,395,286**
Construction in progress and equipment in transit	10,162,376,118	10,096,753,503	(739,272,840)	**19,519,856,781**
Leased facilities	4,419,920,840	–	–	**4,419,920,840**
	₱89,501,883,756	₱13,608,204,322	(₱2,333,387,645)	**₱100,776,700,433**

	December 31, 2002	Depreciation, Amortization and Provision for Impairment Loss	Disposals/Others	December 31, 2003
Accumulated Depreciation and Amortization and Allowance for Impairment Loss				
Land and improvements	₱230,486,148	₱40,611,341	(₱7,653,577)	**₱263,443,912**
Buildings and improvements	2,500,665,064	498,088,123	(21,244,471)	**2,977,508,716**
Outside plant facilities	3,818,246,841	770,981,400	(400)	**4,589,227,841**
Machinery and equipment	11,953,527,876	1,964,858,517	(327,545,501)	**13,590,840,892**
Central office equipment	2,741,176,207	706,726,500	(200)	**3,447,902,507**
Transportation, furnishing and other equipment	3,209,519,460	776,018,596	(107,386,152)	**3,878,151,904**
Investment in cable systems	-	12,298,000	-	**12,298,000**
Flight equipment and others	2,077,682,808	543,023,884	(981,767,142)	**1,638,939,550**
Leased facilities	2,133,386,193	315,364,000	-	**2,448,750,193**
	₱28,664,690,597	₱5,627,970,361	(₱1,445,597,443)	**₱32,847,063,515**

	2002	2003
Net Book Value		
Land and improvements	₱2,160,130,843	**₱2,101,580,784**
Buildings and improvements	7,604,906,348	**7,718,919,719**
Outside plant facilities	7,978,342,408	**7,409,757,408**
Machinery and equipment	17,620,971,361	**16,745,947,369**
Central office equipment	7,148,475,787	**6,687,832,487**
Transportation, furnishing and other equipment	2,635,833,789	**2,487,722,987**
Investment in cable systems	952,531,000	**972,393,000**
Flight equipment and others	2,287,090,858	**2,314,455,736**
Construction in progress and equipment in transit	10,162,376,118	**19,519,856,781**
Leased facilities	2,286,534,647	**1,971,170,647**
	₱60,837,193,159	**₱67,929,636,918**

Change in Accounting Estimates

As discussed in Note 2, as a result of the periodic review of the estimated useful lives and depreciation methods applied to property, plant and equipment, the management of a subsidiary concluded that there has been a significant change in the expected pattern of economic benefits from machinery and equipment and buildings. The subsidiary prospectively revised the estimated useful lives of machinery and equipment from 30 years to 50 years and buildings from 40 years to 50 years. The change was accounted for as a change in accounting estimates. The change in the estimated useful lives resulted in a decrease in the depreciation expense of machinery and equipment and buildings in 2003 by about ₱130.0 million and ₱9.0 million, respectively.

Sources of Funds

A significant source of financing for the subsidiaries' acquisitions of property, plant and equipment is derived from foreign loans requiring repayment in currencies other than Philippine pesos, principally United States dollars (see Note 14).

Financial Lease Agreement

The leased facilities account represents the net present value of the future lease payments covering the local exchange facilities being leased from the Department of Transportation and Communication under the Financial Lease Agreement for a term of 30 years. The corresponding lease obligation is included in Long-term Debt. The present value of future lease payments for the next five years (in millions) are as follows: 2004 - ₱175.2; 2005 - ₱168.2; 2006 - ₱158.9; 2007 - ₱148.9, 2008 - ₱140.2.

Capitalized Costs

Certain property accounts include the following capitalized costs:

a) Interest on loans
Interest charges on loans capitalized to the subsidiaries' property accounts amounted to ₱366.2 million in 2003, ₱439.9 million in 2002, and ₱527.0 million in 2001.

b) Foreign exchange losses
Capitalized foreign exchange losses (inclusive of borrowing costs) net of foreign exchange gains amounted to ₱1,224.7 million in 2003, ₱633.5 million in 2002 and ₱1,077.4 million in 2001. In light of SFAS 21/IAS 21 which is effective January 1, 2005 and which provides stringent conditions on capitalization of foreign exchange losses, management is in the process of segregating the borrowing cost component of the capitalized foreign exchange losses. Management intends to adopt SFAS 21/IAS 21 effective January 1, 2005 which means the borrowing cost component of capitalized foreign exchange losses shall be retained as part of Property, plant and equipment and the remaining balance shall be adjusted against Retained earnings. As of December 31, 2003, the unamortized foreign exchange losses amounted to about ₱5,889.7 million.

Impairment Loss

In 2003, a subsidiary booked impairment losses amounting to ₱374.0 million to record the write-down of the net book value of certain specialized machinery and equipment.

11. Other Assets

This account consists of:

	2003	2002 (As restated)
Goodwill - net	**₱1,380,572,796**	₱894,666,692
Miscellaneous deposits (Note 24)	**670,703,249**	737,944,337
Miscellaneous investments	**638,944,577**	632,703,179
Deferred commissions and subsidies	**554,468,112**	–
Bond issue costs - net (Note 14)	**545,172,355**	430,868,702
Deferred tax assets (Note 20)	**247,142,587**	415,383,983
Investment in escrow accounts	–	2,867,511,525
Others	**1,164,333,152**	1,046,861,652
	₱5,201,336,828	₱7,025,940,070

As discussed in Note 2, certain subsidiaries adopted SFAS 38/IAS 38 and accordingly reversed their unamortized deferred and preoperating expenses in order to conform to standard. Previously, such expenses were deferred and amortized. The change in accounting for developmental and preoperating expenses was accounted for retroactively and comparative statements for 2002 and 2001 have been restated. The change increased net income in 2002 and 2001 by ₱72.3 million and ₱78.7 million, respectively.

12. Accounts Payable and Accrued Expenses

This account consists of:

	2003	2002
Trade payables	**₱5,729,936,743**	₱4,250,093,730
Accrued expenses (Note 19)	**5,433,999,502**	4,052,097,643
Finance liabilities	**4,030,495,563**	4,965,925,844
Related parties (Note 22)	**60,378,712**	114,585,230
Other payables (Note 24)	**1,144,858,984**	2,059,304,255
	₱16,399,669,504	₱15,442,006,702

Accrued expenses and other payables include accruals for interest expense, retirement cost and various expenses.

Finance liabilities represent deposit liabilities of RSB as of December 31, 2003 and 2002.

13. Notes Payable

Notes payable represents various short-term Philippine peso and US dollar-denominated loans obtained from local and foreign banks at prevailing market rates.

Breakdown of notes payable as to security follows:

	2003	2002
Secured:		
Subsidiaries	**₱2,637,093,573**	₱2,584,104,163
Unsecured:		
Company	**542,700,000**	127,700,000
Subsidiaries	**7,948,422,950**	7,284,700,862
	8,491,122,950	7,412,400,862
	₱11,128,216,523	₱9,996,505,025

The foregoing secured notes payable in 2003 and 2002 are covered by certain inventories amounting to ₱2.8 billion and ₱1.8 billion, respectively.

14. **Long-term Debt**

Long-term debt consists of:

	2003	2002
Company:		
Foreign Currencies:		
Loan from a foreign bank at interest rate of London Interbank Offered Rate (LIBOR) plus spread; payable in 14 equal semi-annual amortizations	**₱5,170,573,998**	₱–
Philippine Peso:		
Term loan from a local bank	**1,000,000,000**	–
Long-term commercial paper maturing up to 2003, interest is payable quarterly at the rate agreed upon with the creditors	–	1,500,000,000
	6,170,573,998	1,500,000,000
Subsidiaries:		
Foreign Currencies:		
Suppliers' credit agreements with maturities up to 2007, at interest rates of 1.5% to 2% over LIBOR	**13,665,736,495**	13,258,461,398
JG Summit (Cayman) Ltd. (JGSCL) US$300 million 3½% Convertible Bonds	–	5,482,446,046
US$200 million 8.375% Notes Due 2004	**4,323,757,010**	4,142,362,390
JG Summit Limited (JGSL) 9.25% US$100 million Notes Due 2006	**5,419,635,000**	5,325,400,000
JG Summit Philippines, Ltd. (JGSPL) Guaranteed Floating Rate Notes and Term Loan Facility Agreement US$102.3million Due 2006	**4,852,657,800**	5,447,884,200
Universal Robina (Cayman), Ltd. (URCL) US$100 million 8 3/8% Notes Due 2006	**2,893,499,579**	2,789,627,070
JGSPL US$300 million, 8.25% Notes Due 2008	**16,286,698,000**	–
URC Philippines, Limited (URCPL) US$125 million 9% Notes Due 2008	**6,859,625,000**	–
DIGITEL Zero Coupon 12% Convertible Bonds Due 2013	**10,911,188**	–
Various borrowings from banks payable in 14 and 16 semi-annual installments at interest rates of 1.5% to 2% over 180-day LIBOR	**1,809,770,496**	2,331,435,259

(Forward)

	2003	2002
Various loans from foreign banks, payable in semi-annual installments at interest rates ranging from 3.86% to 8.07%	**₱1,567,556,199**	₱1,349,106,787
Minimum capacity purchase agreement	**750,411,000**	798,810,000
	58,440,257,767	40,925,533,150
Philippine Peso:		
Capital lease obligation (see Note 10)	**2,475,539,962**	2,483,408,260
URC 5-Year Promissory note payable in 6 semi-annual amortization with remaining balance at maturity	**1,000,000,000**	1,000,000,000
RLC ₱1,000 Million Bonds	**1,000,000,000**	–
Philippine Sugar Corporation restructured loan payable in 25 equal annual amortizations	**72,308,006**	76,457,979
	4,547,847,968	3,559,866,239
	69,158,679,733	45,985,399,389
Less current portion	**12,878,786,627**	12,742,537,441
	₱56,279,893,106	₱33,242,861,948

Except for the liability under the minimum capacity purchase agreement, the repayment of the long-term debt follows:

	2003	2002
2003	**₱–**	₱12,742,537,441
2004	**12,878,786,627**	7,671,356,573
2005	**5,161,789,065**	3,831,167,783
2006	**17,470,811,034**	16,449,754,904
2007	**1,504,910,404**	2,816,253,824
2008	**25,410,462,313**	–
Thereafter	**5,981,509,290**	1,675,518,864
	₱68,408,268,733	₱45,186,589,389

The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased.

The exchange rates used to restate the foreign currency borrowings were ₱55.586 to US$1.00 and ₱53.254 to US$1.00 as of December 31, 2003 and 2002, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱54.877 to US$1.00 and ₱52.410 to US$1.00 in 2003 and 2002, respectively.

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes have been deferred and are being amortized over the terms of the respective debt securities issued. Accumulated amortization included under Other assets account in the consolidated balance sheets amounted to ₱607.3 million and ₱566.9 million as of December 31, 2003 and 2002, respectively.

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment. As of December 31, 2003 and 2002, the subsidiaries covered by the aforementioned loan agreements are in compliance with such loan covenants.

The following significant transactions affected the Company's long-term debt:

Long-term Commercial Paper
On March 1, 1996, the Company was granted authority by the SEC to issue long-term commercial papers (LTCPs) amounting to ₱5.0 billion. As of December 31, 2002, outstanding issuances by the Company of LTCPS amounted to ₱1.5 billion. The LTCPs were fully settled in 2003. Interest rates ranged from 5.5% to 9.5% per annum.

JGSCL 3 ½% Convertible Bonds
The Company is contingently liable as guarantor of 3 ½% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JGSCL. As of December 31, 2002, the outstanding balance of the Convertible Bonds amounted to US$102.9 million (₱5,482.4 million).

Unless previously purchased and cancelled or redeemed, the Bonds are convertible into the Company's common shares up to November 23, 2003; provided, however, that subject to existing constitutional limitations, the Company shall have the option to pay the cash equivalent to the converting bondholder. The Bonds are redeemable at the option of JGSCL, in whole or in part, at 100% of their principal amount plus accrued interest to the date of redemption subject to certain conditions.

Under the terms and conditions of the Bonds, neither the Company, JGSCL nor any principal subsidiary (subsidiary whose gross revenues or total assets exceed 15% of the consolidated gross revenues or consolidated assets of the Group where the percentage of ownership exceeds 50%), will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its property, assets or present or future revenues to secure any public debt. Exceptions are when, at the same time or prior thereto, JGSCL's obligations under the Convertible Bonds and the indenture dated December 23, 1993 (the Indenture) or, as the case may be, the Company's obligations under the Indenture agreement:

(i) are secured equally and ratably therewith or benefit from a guaranty or indemnity in substantially identical terms thereto, as the case may be; or

(ii) have the benefit of such other security, guaranty, indemnity or other arrangement as shall be approved by the extraordinary resolution of the bondholders.

These convertible bonds were fully settled in 2003.

JGSL 9.25% Notes Due 2006
On January 4,2002, the Company established JGSL, a wholly owned subsidiary incorporated as an international business company with limited liability under the laws of the British Virgin Islands.

In January 2002, JGSL issued US$100 million, 9.25% Notes due 2006 which are unconditionally and irrevocably guaranteed by the Company. The terms and conditions of the Notes provide for a negative pledge and financial covenants to be complied with by JGSL and the Company starting 2002. As of December 31, 2003, the outstanding balance of the Notes amounted to US$100.0 million (₱5,419.6 million)

JGSPL Guaranteed Floating Rate Notes and Term Loan Facility Agreement

Guaranteed Floating Rate Notes

In August 2001, JGSPL issued Guaranteed Floating Rate Notes Due 2006, with the Company as guarantor. As of December 31, 2003, outstanding balance of the Guaranteed Floating Rate Notes amounted to US$37.3 million (₱2,073.3 million).

Under the agreement, the obligations of the Company will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company and will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company, save for such as may be preferred by mandatory provisions of applicable law.

Term Loan Facility Agreement

On the same date, JGSPL entered into a Term Loan Facility Agreement, with the Company as guarantor. As of December 31, 2003, the outstanding balance of the loan amounted to US$50.0 million (₱2,779.3 million). The term loan has a put option where creditor-banks may request repayment from JGSPL of the whole or any part of its participation in the loan on September 10, 2004, the option date.

Under the term loan facility agreement, neither JGSPL nor the Company shall procure that no major subsidiary (URC, RLC and DIGITEL) will create or permit to subsist, any security interest (means any mortgages, pledge, lien, charge, assignment or arrangement having the effect of conferring security) of any of its assets. However, this does not apply to the following security interests: (a) over any asset in favor of an export credit agency securing an amount not more than the amount financed or guaranteed by that export credit agency in connection with the acquisition of that asset; or (b) securing any loan or credit accommodation classified by the Manual of Regulations for Banks and Other Financial Intermediaries of the Bangko Sentral ng Pilipinas as a loan or credit accommodation made by a bank or a financial institution to its directors, officers, stockholders and their related interests; or (c) securing supplier's credit incurred in the ordinary course of business of the borrowing entity; or (d) arising in the ordinary course of the trade finance business; or (e) as set out in the agreement and securing principal amounts outstanding on the agreement date.

In addition, neither JGSPL nor the Company shall procure that no major subsidiary shall: (a) sell, transfer or otherwise dispose of any of its assets to a third party on terms whereby it is or may be leased to or reacquired or acquired by the Company or any of its related subsidiaries and entities; or (b) sell, transfer or otherwise dispose of any of its receivables to a third party on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of incurring indebtedness except where the sole purpose of the transaction is tax management.

URCL 8 3/8% Notes Due 2006
On December 19, 1996, URCL issued US$100 million 8 3/8 % Notes Due 2006 guaranteed by URC. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on December 19, 2006. URCL reacquired US$0.5 million worth of the 8 3/8% Notes in 2003 which resulted to a gain of ₱0.2 million. Related gain on reacquisition is included under Other income (expenses) account in the consolidated statements of income.

JGSPL 8.25% Guaranteed Notes Due 2008
In June 2003, JGSPL issued US$ 300 million 8.25% Guaranteed Notes Due 2008 which are unconditionally and irrevocably guaranteed by the Company. Unless previously purchased and cancelled the 8.25% Guaranteed Notes will be redeemed at their principal amount on June 20, 2008.

Bayerische Hypo-und Vereinsbank Loans
On October 26, 2001 (as amended on January 25, 2002), the Company, on behalf of its subsidiary, DIGITEL, entered into a loan agreement with Bayerische Hypo-und Vereinsbank AG (Vereinsbank), Munich in order to refinance the latter's contract with Alcatel, to the extent covered by the insurance of Compagnie Francaise d'Assurance pour le Commerce Exterieur S.A. (COFACE), a credit insurance agency. The maximum estimated balance of the loan amounts to US$98.49 million, out of which US$93.97 million will be used to finance up to 85% of the contract value with Alcatel and US$4.52 million will be used to finance 100% of the COFACE premium. Under the loan agreement, the borrower shall ensure that its obligations pursuant to the loan agreement will rank at least pari passu with all other not subordinated obligations of the borrower. As of December 31, 2003, the outstanding balance of the loan amounted to US$93.0 million (₱5,170.5 million).

URC entered into two credit-term loan facilities with Vereinsbank, in order to finance the supply of certain property and equipment for its biaxially-oriented polypropylene plant. Details of the loans follow:

	2003	2002	Maturity Date	Interest Rate
Line 1	**₱190,912,845**	₱155,487,038	September 12, 2005	EURIBOR/USD LIBOR ranging from 2.94% to 4.061% per annum
Line 2	**462,599,972**	572,021,804	April 30, 2008	EURIBOR/USD LIBOR ranging from 2.86% to 4.26% per annum
Total	**₱653,512,817**	₱727,508,842		

URC also entered into credit-term loan facilities with the Vereinsbank to finance the supply of certain property and equipment for its flour mill plant. The outstanding balance bears interest at floating rate based on the US Dollar LIBOR plus certain margins per annum. This loan is payable in 14 equal, consecutive, semi-annual payments starting 6 months after the weighted average delivery period of all units or at the latest starting 6 months after August 1, 2002, whichever date shall occur earlier, with the last repayment installment due October 15, 2009.

URCPL 9% Guaranteed Notes
On February 5, 2003, URCPL issued US$125 million, 9% Guaranteed Notes Due 2008 which are unconditionally and irrevocably guaranteed by URC. Unless previously redeemed or purchased and cancelled, the 9% Guaranteed Notes will be redeemed at their principal amount, plus accrued

and unpaid interest, on February 6, 2008. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

DIGITEL Zero Coupon Convertible Bonds

On November 24, 2003, DIGITEL issued Zero Coupon Convertible Bonds Due 2013 (the Bonds) with face value of US$31.11 million and issue price of US$10.02 million. As of December 31, 2003, the outstanding balance of the Zero Coupon Convertible Bonds amounted to US$10.19 million or ₱566.60 million.

Unless previously converted, cancelled or redeemed, the Zero Coupon Convertible Bonds are convertible into DIGITEL's common shares at ₱1 par value at the end of the tenth year after the issue date and are redeemable at the option of DIGITEL, in whole or in part, at the end of each year starting one year after the issue date and every year thereafter at the following redemption dates and values:

Redemption Date	Redemption Value*
End of 1st year from issue date	US$35.3
End of 2nd year from issue date	38.7
End of 3rd year from issue date	42.6
End of 4th year from issue date	47.0
End of 5th year from issue date	51.8
End of 6th year from issue date	57.3
End of 7th year from issue date	63.4
End of 8th year from issue date	70.2
End of 9th year from issue date	77.9
End of 10th year from issue date	86.4

** Per US$100 of face value*

Alternately, the bondholders will have the right to convert the Bonds into common shares of DIGITEL at redemption date. The number of conversion shares to be received by the bondholders upon exercise of the conversion right equivalent to the total redemption value which the bondholders would have received if the Bonds were redeemed multiplied by the exchange rate for the relevant date divided by the ₱1 par value. Unless previously converted, purchased and cancelled or redeemed, the Bonds shall be converted into the common shares of DIGITEL at the end of the tenth year after the issue date.

The Bonds constitute direct, unconditional, unsubordinated and unsecured obligations of DIGITEL and shall at all times rank pari passu and without preference among themselves and at least equally with all other present and future unsubordinated, unsecured obligations of DIGITEL, except as may be preferred by virtue of mandatory provision of law.

The bondholders have the option, through a resolution approved by 75% of the face value of the Bonds then outstanding, to require a lien on unencumbered assets of DIGITEL not subject to a dispute, valued at approximately US$200,000, subject to the limitations, conditions and restrictions of a Mortgage Trust Indenture (MTI). The MTI will be administered by a Security Trustee appointed in accordance with the MTI.

The proceeds from the sale of the Bonds will be used by DIGITEL to partially fund the phased projects of Digitel Mobile Phils., Inc. (DMPI) valued at approximately US$200.0 million with completion of approximately 681 cellular sites covering key urban cities nationwide pursuant to a Provisional Authority (PA) issued by the National Telecommunications Commission (NTC).

Philippine Sugar Corporation Restructured Loan
RA No. 7202 dated February 24, 1992 provided for, among others, the condonation of all penalties and surcharges on loans granted to sugar producers from crop year 1974-1975 up to and including 1984-1985. The guidelines for the implementation of RA No. 7202 was issued under Executive Order No. 31 dated October 29, 1992, directing all government lending financial institutions to write-off from their respective books the interest in excess of 12% yearly and all penalties and surcharges due. Certain assets of a subsidiary with net book value of ₱85.3 million and ₱94.5 million as of September 30, 2003 and 2002, respectively are used to secure the loan. The loan is payable in 25 equal annual amortization of ₱9.9 million. Unpaid interest on the loan amounted to ₱4.1 million and ₱5.7 million as of September 30, 2003 and 2002, respectively.

RLC ₱1,000 Million Bonds
On March 13, 2003, RLC issued ₱1,000 million bonds constituting direct, unconditional, unsubordinated and unsecured obligations ranking pari passu with all direct, unconditional, unsubordinated and unsecured obligations of RLC at par of 100% of face value. The term of the bond is 5 years and 1 day from issue date and shall be redeemable at par upon maturity or on a date which is 5 years and 1 day from issue date.

Interest on the outstanding principal sum of the bonds shall be paid at a rate determined for each quarterly interest period, accrued and payable quarterly on the dates indicated in the interest coupon of the bonds. The interest shall be the sum of the base rate plus a spread of 2%.

URC 5-Year Promissory Note
URC obtained a 5-year loan from a local bank payable in 6 semi-annual amortization of ₱100 million to commence on the 30th of the month from draw date, with the remaining balance payable at maturity. The loan, which bears interest at prevailing market rate, is used to finance capital expenditures relative to expansion of snack food, candy and biscuits operations of the branded consumer foods segment.

15. Stockholders' Equity

Retained earnings include undistributed earnings amounting to ₱25.5 billion, ₱21.8 billion, and ₱19.9 billion as of December 31, 2003, 2002 and 2001, respectively, representing accumulated equity in the net earnings of consolidated subsidiaries and associates, which is not available for dividend declaration until received in the form of dividends from the investees.

In April 2002, the Company's BOD approved to appropriate ₱8,827.3 million from its unrestricted retained earnings for the following (in millions):

Appropriation for JGSPL Note under the Global Medium Term Note Program	₱7,327.3
Appropriation for the Company's LTCPs maturing in 2003	1,500.0
	₱8,827.3

On July 24, 2002, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of August 7, 2002.

In April 2003, the Company's BOD approved the reversal of appropriated retained earnings of ₱8,827.3 million and appropriated ₱8.0 billion from its unrestricted retained earnings for the liquidation of various bonds of wholly owned subsidiaries.

On August 6, 2003, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of September 5, 2003.

The Company has outstanding treasury shares of 98,082,000 shares in 2003, 2002 and 2001. Such treasury shares amounting to ₱721.8 million as of December 31, 2003, 2002 and 2001 restrict the Company from declaring equivalent amount from unappropriated retained earnings as dividends.

16. Cost of Sales and Services

This account consists of:

	2003	2002	2001
Raw materials used	**₱18,927,780,566**	₱16,027,583,500	₱14,975,616,748
Direct labor	**800,396,535**	740,462,376	672,920,139
Overhead cost	**8,151,028,854**	8,016,423,583	6,848,194,824
Total manufacturing cost	**27,879,205,955**	24,784,469,459	22,496,731,711
Goods in process	**(55,349,851)**	5,874,945	(351,218,540)
Cost of goods manufactured	**27,823,856,104**	24,790,344,404	22,145,513,171
Finished goods	**(317,633,962)**	(55,199,014)	(271,198,236)
Cost of sales	**27,506,222,142**	24,735,145,390	21,874,314,935
Cost of services	**4,894,425,028**	3,450,107,505	2,649,508,540
Cost of sales and services	**₱32,400,647,170**	₱28,185,252,895	₱24,523,823,475

17. Operating and Other Expenses

This account consists of:

	2003	2002	2001
Depreciation and amortization	**₱3,369,873,835**	₱3,178,307,285	₱3,561,536,517
Outside services	**3,603,650,423**	2,067,383,992	2,208,130,817
Salaries and wages (Note 20)	**2,169,909,880**	2,069,948,177	1,701,158,838
Utilities and supplies	**426,148,007**	379,815,926	400,584,448
Provision for doubtful accounts	**655,107,809**	636,441,746	620,526,701
Leases	**640,098,546**	499,366,052	422,688,679
Others	**3,869,495,521**	2,620,178,467	2,454,304,948
	₱14,734,284,021	₱11,451,441,645	₱11,368,930,948

18. Other Income (Expenses)

This account consists of:

	2003	2002	2001
Foreign exchange gains - net (Notes 20 and 22)	**₱294,088,286**	₱122,020,199	₱143,790,115
Gain on sale/repurchase of investment securities	**12,516,520**	7,503,350	247,312,080
Loss on sale of investment	–	(202,222,697)	–
Miscellaneous	**(231,478,984)**	(418,869,151)	(428,457,465)
	₱75,125,822	(₱491,568,299)	(₱37,355,270)

The miscellaneous account includes, among others, provision for decline in value of temporary investments, write-offs, amortization of deferred charges and goodwill, loss on sale of fixed assets, plant shutdown and other expenses, net of other income.

19. Pension Plans

Certain subsidiaries have separate noncontributory retirement plans covering all its regular employees. These plans provide retirement, separation, disability and death benefits to their members. The subsidiaries, however, reserve the right to discontinue, suspend or change the rate and amounts of its contributions at any time on account of business necessity or adverse economic conditions. The principal actuarial assumptions used to determine retirement benefits consist of (1) average service life of covered officers and employees of 24 years; (2) interest rates ranging from 0.875% to 11%; and (3) projected salary increases from 6.1% to 10%. The latest actuarial valuation studies were made in April 2003. Based on such studies, the aggregate unfunded past service liabilities of these subsidiaries, amounted to ₱553.7 million while plan assets at fair value amounted to ₱952.0 million as of December 31, 2003.

On the other hand, the Parent Company and the other subsidiaries and associates accrue estimated retirement expense to meet the provisions on pensions of RA No. 7641. The retirement cost estimate is computed at 50% of the monthly salary plus 1/12 of the 13th month pay and the cash equivalent of not more than 5 days of service incentive leaves. Based on said formula, the Parent Company and the other subsidiaries and associates accrued ₱205.8 million, ₱151.6 million and ₱236.5 million in 2003, 2002 and 2001, respectively. Total accrued retirement benefits of the Group inclusive of the funded retirement plans of the subsidiaries discussed in the preceding paragraphs amounted to about ₱1.1 billion.

Management believes that the level of accruals for retirement benefits is adequate to cover the future retirement benefits of all officers and staff.

20. Income Taxes

Provision for income tax consists of:

	2003	2002	2001
Current	₱443,619,638	₱453,563,786	₱613,684,808
Deferred	(195,119,873)	397,357,594	336,910,095
	₱248,499,765	₱850,921,380	₱950,594,903

Components of the Group's deferred tax assets and liabilities follow:

	2003	2002
Deferred tax assets on:		
Allowance for probable losses	₱480,947,606	₱375,336,985
NOLCO	347,594,881	113,167,053
Unrealized foreign exchange loss	237,574,460	318,083,946
Allowance for impairment loss	119,733,234	–
Unfunded pension benefits	34,318,806	11,012,181
Unamortized past service costs	191,706	191,706
Others	(57,318,277)	(64,211,562)
MCIT carryforward	29,463,709	15,090,196
	1,192,506,125	768,670,505
Deferred tax liabilities on:		
Unamortized capitalized interest	(1,257,731,960)	(1,122,753,930)
Realized foreign exchange gain	(496,682,633)	(380,635,255)
Double depreciation	(107,019,419)	(93,773,197)
Unrealized profit on excess of market value over cost of hog market stocks	(23,559,069)	(31,963,427)
Unrealized foreign exchange gain on advances	(22,167,541)	(521,950)
Others	425,437,486	370,738,420
	(1,481,723,136)	(1,258,909,339)
	(₱289,217,011)	(₱490,238,834)

The net current and noncurrent components of deferred tax assets and liabilities are included in the following accounts in the consolidated balance sheets:

	2003	2002
Other current assets (Note 7)	₱796,429,317	₱353,286,523
Other assets (Note 11)	247,142,587	415,383,983
Customers' deposits and other current liabilities	(1,257,796)	(10,278,181)
Due to affiliated companies and other liabilities	(1,331,531,119)	(1,248,631,159)
	(₱289,217,011)	(₱490,238,834)

A reconciliation between the statutory tax rate and the effective tax rate follows:

	2003	2002	2001
Statutory income tax rate	**32.00%**	32.00%	32.00%
Tax effect of:			
Nontaxable income	**(13.23)**	(0.19)	(1.21)
Equity in net earnings of unconsolidated subsidiaries/affiliates	**(12.16)**	(6.37)	(14.62)
Valuation allowance on NOLCO	**2.82**	8.24	14.14
Income subjected to lower tax rates	**(1.94)**	(1.08)	(3.71)
Nondeductible interest expense	**1.31**	0.14	0.09
Provision for decline in value of equity investments	–	0.06	–
Board of Investments (BOI) tax credit and others	**(0.96)**	(0.99)	(0.88)
Others - net	**5.24**	(6.18)	0.70
Effective income tax rate	**13.08%**	25.63%	26.51%

21. Earnings Per Share

The following table presents information necessary to calculate EPS:

	2003	2002 (As restated)	2001 (As restated)
Net income	**₱2,135,279,178**	₱2,476,251,655	₱2,388,562,383
Add interest expense on convertible bonds	–	213,711,137	273,329,914
Net income applicable to common stock	**₱2,135,279,178**	₱2,689,962,792	₱2,661,892,297
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	6,797,191,657
Potential common shares on convertible bonds	–	208,668,264	310,366,401
Common and potential common shares from assumed conversion	**6,797,191,657**	7,005,859,921	7,107,558,058
Basic EPS	**₱0.31**	₱0.38	₱0.37

As of December 31, 2002 and 2001, the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in 2003 was no longer computed.

22. Related Party Transactions

The Group, in the regular conduct of its business, has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases and, management and administrative service agreements. Under the policy of the Group and its subsidiaries, these transactions are made substantially on the same terms as with other individuals and businesses of comparable risks.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions not eliminated are as follows:

	2003	2002
Advances to affiliated companies (shown under):		
Receivables	**₱3,129,048,707**	₱2,960,622,342
Investments in associates and advances	**1,797,080,573**	1,904,575,486
Accounts payable and accrued expenses	**60,378,712**	114,585,230
Due to affiliated companies	**2,477,225,909**	2,386,809,570

23. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and non-pioneer activities. A particular consolidated subsidiary is also registered with the Philippine Tourism Authority. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and nontax incentives which are considered in computing the provision for income tax.

DIGITEL

In February 1993, DIGITEL was awarded a 30-year exclusive contract by the Department of Transportation and Communications (DOTC) to manage, operate, develop and rehabilitate certain telecommunications facilities owned by the DOTC.

In February 1994, DIGITEL was granted a franchise to provide domestic and international telecommunications services nationwide. Pursuant to its national franchise, DIGITEL filed the corresponding application before the NTC for the issuance of a certificate of public convenience and necessity to install, operate and maintain telecommunications systems.

On September 27, 1994, DIGITEL was granted by the NTC a PA to operate an international gateway facility (IGF). A PA was also secured from the NTC on January 11, 1995 to install, operate, maintain and develop telecommunications facilities in Regions I to V including the facilities currently leased from the DOTC, and to provide at least 925,000 additional lines within 10 years. In this regard, DIGITEL initiated in 1995 a 10-year strategic program to expand and upgrade its existing fixed telephone network and entered into agreements with NEC Corporation (NEC), Ericsson Business Networks AB, Sumitomo Corporation (Sumitomo), American Telephone and Telegraph Company, TRT Telephoniques and Telegreenland for the supply and installation of telephone facilities for its fixed telephone network and IGF.

On January 14, 1998, DIGITEL was registered with the BOI as an expanding operator of public telecommunications services and International Gateway Facility - 2 (IGF - 2) on a non-pioneer status with a registered capacity of 786,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, DIGITEL is entitled to income tax holiday (ITH) for 3 to 6 years on income derived from certain areas, additional deduction of labor expenses for five years but not simultaneous with the ITH, employment of foreign nationals for five years and unrestricted use of consigned equipment. However, DIGITEL is subject to certain requirements such as; (a) maintaining a base equity of at least 25%; (b) filing of specialized financial reports with the BOI; and (c) the need for prior approval for the (i) issuance of stock convertible into voting stock; (ii) repurchase of its own stock; (iii) investment in, extension of loans or purchase of bonds in substantial amount from any enterprise other than those bonds issued by the Philippine Government; (iv) expansion of its capacity, with or without incentives; and (v) transfer of ownership or control of DIGITEL.

DMPI

On August 7, 2000, DIGITEL was granted by the NTC, a PA, authorizing it to construct, install, operate and maintain a Nationwide Cellular Mobile Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology.

The effectivity of the PA granted to DIGITEL, which was originally valid for 18 months from date of issuance, has been extended by the NTC up to February 7, 2005.

On August 10, 2001, DIGITEL was registered with the BOI as a new operator of telecommunication systems on nationwide CMTS-GSM communication network on a pioneer status with a registered capacity of 553,451 lines. Under the terms of its registration, DIGITEL is entitled to ITH for 6 years, reckoned from January 2003 or from the actual start of commercial operation, whichever comes first, but in no case earlier than the date of registration; provided however, that DIGITEL has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than four years from the date of its registration. In case of failure to comply with the said investment requirement, the BOI shall be constrained to automatically amend the project's status of the registration from pioneer, entitled to six years ITH, to non-pioneer, entitled to four years ITH. Prior to availment of ITH incentive, DIGITEL shall submit proof of compliance with the Tree Planting Program of the BOI. DIGITEL is also allowed an additional deduction of 50% of the wages if the project meets the prescribed ratio of capital equipment to number of workers set by the BOI of not more than US$10,000 to one worker and provided that this incentive shall not be availed of simultaneously with the ITH. Also, DIGITEL shall have unrestricted use of consigned equipment and shall employ foreign nationals.

On December 11, 2002, the President of the Philippines, Gloria Macapagal-Arroyo signed into law, RA No. 9180 granting the DMPI a franchise to construct, install, establish, operate and maintain wire and/or wireless telecommunications systems throughout the Philippines.

The NTC approved the assignment of the PA to DMPI on August 28, 2003.

On October 23, 2003, the BOI registration was transferred to DMPI subject to the following conditions:

a. Submission of a board resolution duly approved by the BOD accepting all the terms and conditions imposed by the BOI on the registration;

b. Start of the period of availment of incentives of DMPI from the date of the registration; and

c. Compliance with other requirements/conditions as may be imposed by the BOI.

In relation to the incentives from BOI, DMPI is required to maintain a 70:30 debt to equity ratio within a specific period as prescribed by the BOI.

CAI

CAI operates under a franchise which extends up to the year 2031 granted by the Philippine Government under RA No. 7151. As provided for under the franchise, CAI is subject to franchise tax of five percent of the gross revenues derived from transport operations.

CAI shall also be subject to income tax levied under Title II of the National Internal Revenue Code, as amended, and tax on its real property under existing laws on revenues earned from activities other than air transportation.

In the event that any competing individual, partnership or corporation receives and enjoys tax privileges and other favorable terms which tend to place the subsidiary at any disadvantage, then such provisions shall be deemed *ipso facto* part hereof and shall operate equally in favor of the subsidiary. Hence, for purposes of computing the corporate income tax, CAI depreciates its assets to the extent of not more than twice as fast the normal rate of depreciation, pays the lower of the franchise tax and the corporate income tax and carryovers as a deduction from taxable income any net loss incurred in any year up to 5 years following the year of such loss.

JGSPC

On May 24, 1994, JGSPC was registered with the BOI as a new domestic producer of polyethylene and polypropylene under the 1987 Omnibus Investment Code with a capacity of 175,000 metric tons of polyethylene and 180,000 metric tons of polypropylene per year. Under this registration, the Company is entitled to certain incentives, the more significant of which are: (a) ITH for six years from projected start of commercial operations or actual start of commercial operations whichever comes first; (b) additional deduction for incremental labor expense; (c) tax and duty free importation of capital equipment; (d) tax credit for taxes and duties paid on raw materials used for its export products; (e) exemption from contractor's tax, wharfage due and any export tax, duty, impost and fees; (f) employment of foreign nationals; and (g) unrestricted use of consigned equipment.

Litton Mills, Inc. (LMI)

LMI is registered with the BOI as a non-pioneer export producer of garments and domestic producer of fabric which requires that the LMI to maintain at all times a minimum of 60% Filipino voting equity and to export at least 50% of its products. The LMI is also registered with the BOI under the Textile Modernization Program on a preferred non-pioneer status.

As a registered enterprise, the LMI is entitled to certain tax incentives provided for under Presidential Decree 1789, as amended by Batas Pambansa Blg. 391. The tax credits earned by the Company under these incentives amounted to ₱49,868,433 and ₱130,708,399 in 2003 and 2002, respectively.

24. Commitments and Contingent Liabilities

a. ₱2.03 Billion Bid for the Philippine Government's Equity in Philippine Shipyard and Engineering Corporation (Philseco)

In December 1993, the Company, as a member with a 60% interest in a consortium with Jurong Shipping Ltd. and Sembawang Holdings Pte Ltd. (co-bidders), submitted the highest bid amounting to ₱2.03 billion for the acquisition of the Philippine Government's equity representing 87.67% of the outstanding capital stock of Philseco.

In January 1994, the Committee on Privatization (COP) of the Asset Privatization Trust (APT) awarded the Philseco sale to Philyards Holdings, Inc. (Philyards) on the basis of its exercise of an option to top the highest bid by 5%, made possible by the other losing bidders joining Philyards to package their topping bid. The Company believes that this decision is without merit and has filed before the Supreme Court on March 11, 1994 a petition for mandamus to nullify the award to Philyards and to compel the COP and the APT to award the sale to the Company.

On November 20, 2000, the Supreme Court of the Philippines upheld the Company's case and rendered its decision awarding to the Company the highest bid for the acquisition of Philseco shares.

On January 29, 2001, respondents Philyards, the COP and APT have filed with the Supreme Court, a motion for reconsideration of the November 20, 2000 Supreme Court's decision. As of March 31, 2003, the final resolution of the case is pending with the Supreme Court. It is the opinion of the management that this claim will be resolved without material adverse effect on the accompanying consolidated financial statements.

As of December 31, 2003, Other assets account includes ₱130.0 million (see Note 11) representing required bid deposit paid to APT. The bid deposit, of which 60% belongs to the Company and the remaining 40% to the co-bidders, is currently being held under escrow with Equitable-PCIBank Inc. pending resolution of the case described in the preceding paragraph. The amount due to the Company's co-bidders of ₱52.0 million is shown under Accounts payable and accrued expenses account in the consolidated balance sheets.

b. Supply Contract with NEC

On October 8, 2002, NEC filed a Request for Arbitration with the International Chamber of Commerce (ICC), claiming a total amount of US$236,976, together with overdue interest and other fees and charges against DIGITEL, as payment for the outstanding balance under the turnkey and installation contract for the supply of 300,000 fixed lines for the DIGITEL's Switched Telephone Network Project (the Supply Contract).

On March 19, 2003, NEC filed a petition with the Philippine Regional Trial Court, requesting that it recognize the request for arbitration it filed with the ICC Arbitral Tribunal (ICCAT) and permit NEC to apply for judicial relief in support of the arbitration and/or any award the ICCAT may make in the future. NEC also sought to refrain DIGITEL from selling, disposing or encumbering any of the equipment supplied with the Supply Contract. DIGITEL opposed NEC's petition in the grounds that NEC has no legal capacity to sue under Philippine Laws, that the NTC has jurisdiction to hear the case and not the local courts, and that the petition was premature since no arbitral award had been rendered. The Philippine court upheld all of DIGITEL's claims and dismissed NEC petition on April 30, 2003.

On May 15, 2003, NEC filed a motion to intervene in NTC to oppose the transfer of PA to operate and maintain a CMTS-GSM to its wholly owned subsidiary DMPI. The motion was denied by the NTC; consequently, on August 9, 2003, NEC filed a petition with urgent application for temporary restraining order and writ of preliminary injunction with the Court of Appeals (CA).

On September 29, 2003, DIGITEL filed a complaint and request for adjudication against NEC in the Construction Industry Arbitration Commission.

On January 21, 2004, DIGITEL and NEC agreed to fully and finally settle all claims, liabilities, causes of action, suits, damages and expenses that either party has or may have, either now or in the future, against the other arising out of, relating to or in any way in connection with the Supply Contract dated April 4, 1995, and the Contract dated July 8, 1999 which was entered to supplement the Supply Contract. DIGITEL and NEC further agreed to withdraw and terminate the ICC case, CA case, NTC case and CIAC case.

c. Operating Lease Commitments

RLC has future minimum rentals payable under non-cancellable operating leases with lease terms ranging from 25 to 50 years. The future minimum rentals payable follow:

	2003	2002
Within one year	**₱26,067,844**	₱5,257,989
After one year but not more than five years	**111,751,136**	–
After more than five years	**5,362,407,069**	–
	₱5,500,226,049	₱5,257,989

d. Capital Commitments

RLC and its subsidiaries have commitments of ₱1.4 billion in 2002 and ₱1.5 billion in 2003 for the construction of new malls and residential condominium and office building developments.

e. Others

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which are pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material adverse effect on the consolidated financial statements.

In the normal course of business, the Company also makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment and tax assessments. The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

f. Off-Balance Sheet Items

In the normal course of a subsidiary bank's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

g. Derivative Instruments

The Group enters into derivative and foreign exchange futures, forwards, European-type options and swaps to transfer, modify or reduce foreign exchange and other market risks in its existing currency positions and investments in foreign currency-denominated investment grade securities, and also to enhance profitability. As a matter of policy, the Group transacts only with counterparties which are credit rated at least BBB- to AA by international credit rating agencies.

As of December 31, 2003, the aggregate unrealized mark-to-market gain on the Group's forward buy and sell contracts and European-type call and put options amounted to ₱167.1 million and ₱58.3 million, respectively. As of April 13, 2004, outstanding forward buy and sell contracts amounted to US$30.0 million. All of the European-type call and put options were allowed to expire at various dates until March 2004. Accordingly, the balance of the premium received amounting to about US$1.1 million was credited to income.

25. Business Segment Information

SFAS No. 31, Segment Reporting, requires that a public business enterprise report financial and descriptive information about reportable segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources among operating segments.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Petrochemicals - manufacturer of polypropylene, polyethylene and other industrial chemicals.

- Telecommunications - service provider of voice and data telecommunication services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products; value-added network provider using electronics data interchange).

- Air transportation - air transport services, both domestic and international.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Textiles - manufacturer and exporter of pure cotton and blended yarns as well as pure cotton and blended fabrics including denim and piece-dyed fabrics (twills and canvass) chambray.

- Other supplementary businesses - manufacturer of printed circuit boards; air charter services; power generation; printing services; internet-related services; packaging materials; and insurance brokering and securities investments.

Financial information about the operations of these business segments is summarized as follows:

	Revenue		Expenses		Net Income	
	2003	2002 (As restated)	2003	2002 (As restated)	2003	2002 (As restated)
			(In millions)			
Food, agro-industrial and commodities	**₱23,414.7**	₱21,152.1	**22,196.9**	₱20,039.7	**₱1,217.9**	₱1,112.4
Petrochemicals	**6,713.3**	4,348.9	**6,811.2**	5,026.3	**(97.9)**	(677.4)
Telecommunications	**6,470.7**	5,602.9	**7,100.6**	5,546.7	**(629.9)**	56.2
Air transportation	**6,091.7**	5,157.9	**6,079.3**	5,132.7	**12.4**	25.2
International capital and financial services	**4,920.4**	5,319.0	**4,024.5**	3,786.6	**895.9**	1,532.4
Real estate and hotels	**4,102.8**	3,853.4	**3,439.9**	3,301.1	**662.9**	552.2
Textiles	**2,035.7**	2,175.3	**1,964.7**	2,259.1	**70.9**	(83.8)
Other supplementary businesses	**160.9**	687.6	**157.8**	728.5	**3.1**	(40.9)
	₱53,910.2	₱48,297.2	**₱51,775.0**	₱45,820.9	**₱2,135.3**	₱2,476.3

	Total Assets		Total Liabilities		Net Assets	
	2003	2002 (As restated)	2003	2002 (As restated)	2003	2002 (As restated)
			(In millions)			
Food, agro-industrial and commodities	**₱44,088.0**	₱33,875.0	**₱26,155.0**	₱16,438.8	**₱17,932.9**	₱17,436.2
Petrochemicals	**11,867.7**	11,273.0	**5,689.7**	11,401.2	**6,178.0**	(128.2)
Telecommunications	**46,169.5**	40,989.3	**41,301.0**	35,490.0	**4,868.5**	5,499.4
Air transportation	**2,012.0**	2,239.0	**1,319.3**	1,558.6	**692.7**	680.3
International capital and financial services	**44,314.8**	32,503.5	**28,824.2**	12,317.7	**15,490.5**	20,185.8
Real estate and hotels	**20,936.7**	18,541.9	**10,036.5**	8,183.0	**10,900.1**	10,358.9
Textiles	**3,407.7**	3,637.8	**1,316.3**	1,617.3	**2,091.4**	2,020.5
Other supplementary businesses	**422.7**	1,602.5	**350.0**	1,675.4	**72.8**	(72.9)
	₱173,219.1	₱144,662.0	**₱114,992.0**	₱88,682.0	**₱58,226.9**	₱55,980.0

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited in accordance with auditing standards generally accepted in the Philippines, the consolidated financial statements of JG Summit Holdings, Inc. included in this Form 17-A and have issued our report thereon dated April 13, 2004. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities Regulation Code Rules 68.1 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SyCip Gorres Velayo & Co.
A. B. CABAL
Partner
CPA Certificate No. 15534
SEC Accreditation No. 0068-A
Tax Identification No. 105-342-543
PTR No. 7012954
January 5, 2004
Makati City

April 13, 2004

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE C - LONG-TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK,
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
DECEMBER 31, 2003

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos	Equity in net Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos
AT EQUITY								
First Private Power Corporation	3,200,000	435,021,956	213,672,082	-	(247,214,242)	-	3,200,000	401,479,796
Sterling Holdings & Security Corporation	1,278,798	127,837,933	(3,523)	-	-	-	1,278,798	127,834,410
Hunts-Universal Robina Corporation	1,400,000	112,470,930	21,206,269	-	(59,999,913)	-	1,400,000	73,677,286
Cebu Light Industrial Park	600,000	56,066,010	(13,254,102)	-	-	-	600,000	42,811,908
United Industrial Corp. Limited		11,845,358,740	527,756,559	532,084,932	-	-		12,905,200,231
Digitel Crossing		286,341,968	(10,558,092)	-	-	-		275,783,876
Multi-chem Precision Philippines Corporation (formerly CMEC)	3,222,124	33,184,386		-	-	(33,184,386)	-	-
Cambridge Electronics Europe, Ltd.	2,000	1,136,337		-	-	(1,136,337)	-	-
Joyco-Universal Robina Corporation	10,000,000	77,695,232	(15,111,721)	-	-	-	10,000,000	62,583,511
Bayantrade.com, Inc.	9,737,500	7,331,447	(4,995,547)	-	-	-	9,737,500	2,335,900
Jobstreet.com Philippines, Inc.	5,645,598	5,096,287	1,639,797	-	-	-	5,645,598	6,736,084
Latitude Web Philippines, Inc.	4,799,998	4,799,998		-	-	(133,089)	4,799,998	4,666,909
		12,992,341,225	720,351,722	532,084,932	(307,214,155)	(34,453,812)		13,903,109,912
AT COST		2,023,152,836		157,440,736		-		2,180,593,572
Advances		1,904,575,486		-		(107,494,913)		1,797,080,573
		3,927,728,322		157,440,736	-	(107,494,913)		3,977,674,145
Total		16,920,069,547	720,351,722	689,525,668	(307,214,155)	(34,453,812)		17,880,784,057

JG SUMMIT HOLDINGS INC. AND SUBSIDIARIES

SCHEDULE E - PROPERTY, PLANT AND EQUIPMENT
December 31, 2003

Classification	Beginning Balance	Additions	Disposals/Others	Ending Balance
Land and improvements	P 2,390,616,991	P 17,217,376	P (42,809,671)	P 2,365,024,696
Buildings and improvements	10,105,571,412	371,264,359	219,592,664	10,696,428,435
Outside plant facilities	11,796,589,249	101,445,000	100,951,000	11,998,985,249
Machinery and equipment	29,574,499,237	1,523,757,686	(761,468,662)	30,336,788,261
Central office equipment	9,889,651,994	158,078,000	88,005,000	10,135,734,994
Transportation, furnishing and other equipment	5,845,353,249	620,690,918	(100,169,276)	6,365,874,891
Flight equipment and others	4,364,773,666	686,837,480	(1,098,215,860)	3,953,395,286
Investment in cable systems	952,531,000	32,160,000	-	984,691,000
Construction in progress and equipment in transit	10,162,376,118	10,096,753,503	(739,272,840)	19,519,856,781
Leased facilities	4,419,920,840	-	-	4,419,920,840
	P 89,501,883,756	P 13,608,204,322	P (2,333,387,645)	P 100,776,700,433

JG SUMMIT HOLDINGS INC. AND SUBSIDIARIES

SCHEDULE F - ACCUMULATED DEPRECIATION
December 31, 2003

Classification	Beginning Balance	Additions	Disposals/Others	Ending Balance
Land and improvements	P 230,486,148	P 40,611,341	P (7,653,577)	P 263,443,912
Building and improvements	2,500,665,064	498,088,123	(21,244,471)	2,977,508,716
Outside plant facilities	3,818,246,841	770,981,400	(400)	4,589,227,841
Machinery and equipment	11,953,527,876	1,964,858,517	(327,545,501)	13,590,840,892
Central office equipment	2,741,176,207	706,726,500	(200)	3,447,902,507
Transportation, furnishing and other equipment	3,209,519,460	776,018,596	(107,386,152)	3,878,151,904
Flight equipment and others	2,077,682,808	543,023,884	(981,767,142)	1,638,939,550
Investment in cable systems	-	12,298,000	-	12,298,000
Leased facilities	2,133,386,193	315,364,000	-	2,448,750,193
	P 28,664,690,597	P 5,627,970,361	P (1,445,597,443)	P 32,847,063,515

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE H: LONG-TERM DEBT
DECEMBER 31, 2003

Name of Issuer and Type of Obligation		Amount Authorized by Indenture	Amount Shown as Current	Amount Shown as Long-term	Remarks
Global Medium Term Notes Due 2004	$	200,000,000	4,323,757,010		
Guaranteed Notes Due 2006	$	100,000,000		2,893,499,579	
Guaranteed Floating Rate Notes	$	52,300,000		2,907,147,800	
Term Loan Facility	$	50,000,000		1,945,510,000	
Guaranteed Notes Due 2006	$	100,000,000		5,419,635,000	
Guaranteed Notes Due 2008	$	300,000,000		16,286,698,000	
Guaranteed Notes Due 2008	$	125,000,000		6,859,625,000	
Hypovereinsbank	$	98,000,000	782,105,669	4,388,468,329	
Zero coupon Due 2013				10,911,188	
NEC Corporation	P	11,845,148,434	5,201,423,957	6,643,724,478	-
Ericsson AB LM Finans	P	1,796,220,493	744,979,582	1,051,240,910	
HPPC	P	24,367,568	24,367,568	-	
CI Trade Finance Co.	P	742,740,132	78,795,123	663,945,008	SEE NOTE BELOW
Citibank NA	P	585,235,233	585,235,233	-	
Bayerische Hypo-und VereinsBank	P	481,795,132	184,580,639	297,214,493	
Capital Lease Obligation	P	2,475,539,962	416,869,564	2,058,670,398	
Minimum Capacity Agreement				750,411,000	
Bayerische Vereinsbank AG			432,211,061	1,135,345,138	
Philippine Sugar Corporation			4,461,221	67,846,785	
PCI Capital Corp.				1,000,000,000	
Metrobank and Trust Co.			100,000,000	1,900,000,000	
			12,878,786,627	56,279,893,106	

Note: The terms, interest rate, collaterals and other relevant information are shown in the Notes to Consolidated Financial Statements

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE C - LONG-TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK,
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
DECEMBER 31, 2003

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
Name of Issuing Entity and Description of Investment	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos	Equity in net Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos
AT EQUITY								
First Private Power Corporation	3,200,000	435,021,956	213,672,082	-	(247,214,242)	-	3,200,000	401,479,796
Sterling Holdings & Security Corporation	1,278,798	127,837,933	(3,523)	-	-	-	1,278,798	127,834,410
Hunts-Universal Robina Corporation	1,400,000	112,470,930	21,206,269	-	(59,999,913)	-	1,400,000	73,677,286
Cebu Light Industrial Park	600,000	56,066,010	(13,254,102)	-	-	-	600,000	42,811,908
United Industrial Corp. Limited		11,845,358,740	527,756,559	532,084,932	-	-		12,905,200,231
Digitel Crossing		286,341,968	(10,558,092)	-	-	-		275,783,876
Multi-chem Precision Philippines Corporation (formerly CMEC)	3,222,124	33,184,386	-	-	-	(33,184,386)	-	-
Cambridge Electronics Europe, Ltd.	2,000	1,136,337	-	-	-	(1,136,337)	-	-
Joyco-Universal Robina Corporation	10,000,000	77,695,232	(15,111,721)	-	-	-	10,000,000	62,583,511
Bayantrade.com, Inc.	9,737,500	7,331,447	(4,995,547)	-	-	-	9,737,500	2,335,900
Jobstreet.com Philippines, Inc.	5,645,598	5,096,287	1,639,797	-	-	-	5,645,598	6,736,084
Latitude Web Philippines, Inc.	4,799,998	4,799,998	-	-	-	(133,089)	4,799,998	4,666,909
		12,992,341,225	720,351,722	532,084,932	(307,214,155)	(34,453,812)		13,903,109,912
AT COST		2,023,152,836		157,440,736		-		2,180,593,572
Advances		1,904,575,486		-		(107,494,913)		1,797,080,573
		3,927,728,322	-	157,440,736	-	(107,494,913)		3,977,674,145
Total		16,920,069,547	720,351,722	689,525,668	(307,214,155)	(34,453,812)		17,880,784,057

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
AS OF DECEMBER 31, 2003

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
TRADE RECEIVABLES	8,704,367,644	6,876,450,439	1,827,917,205	
Less: Allowance for doubtful accounts	(1,430,228,139)	(1,172,787,074)	(257,441,065)	
NET TRADE RECEIVABLES	7,274,139,505	5,703,663,365	1,570,476,140	-
NON-TRADE RECEIVABLES				
Finance receivables	2,050,869,406	2,050,869,406		
Others	6,904,235,502	5,040,091,916	1,864,143,586	
	8,955,104,908	7,090,961,322	1,864,143,586	-
	16,229,244,413	12,794,624,687	3,434,619,726	-